1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2012
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date April 23, 2012	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) 2011 Annual Report

CONTENT

2	Corporate Profile
6	Corporate Information
9	Financial Summary
15	Directors, Supervisors, Senior Management and Staff
28	Particulars and Changes of Shareholding Structure, and Details of Substantial Shareholders
36	Chairman's Statement
43	Management's Discussion and Analysis of Financial Conditions and Results of Operations
55	Directors' Report
63	Report of the Supervisory Committee
68	Report on Corporate Governance and Internal Control
85	Significant Events
90	Connected Transactions
107	Independent Auditor's Report
109	Statements of Financial Position
113	Consolidated Statement of Comprehensive Income
115	Consolidated Statement of Changes in Shareholders' Equity
117	Consolidated Cash Flow Statement
119	Notes to the Consolidated Financial Statements

Corporate Profile

Aluminum Corporation of China Limited ("Chalco" or the "Company") is a joint stock limited company established in the People's Republic of China (the "PRC"); its shares are listed on the New York Stock Exchange, The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and the Shanghai Stock Exchange, respectively.

The Company and its subsidiaries (collectively referred to as the "Group") are principally engaged in mining of bauxite; the production and sales of alumina, primary aluminum and aluminum fabrication products; operating of coal and iron ore businesses as well as trading of other non-ferrous metal products.

The Group is the largest producer of alumina, primary aluminum and aluminum fabrication products in the PRC.

The competitiveness of the Group is mainly reflected in:

*	its leading strategic position in the alumina, primary aluminum and aluminum fabrication markets in the PRC;

*	its ownership of adequate and stable supply of bauxite resources as well as refining technology;

*	its comprehensive industry chain with better resistance to market risks; and

*	its active promotion on strategic transformation to step up profitability and operation risk aversion capability.

The Group is principally comprised of the following branches, subsidiaries and jointly controlled entity:

Branches:

*	Shandong branch (mainly engaged in producing alumina/primary aluminum products);

*	Henan branch (mainly engaged in producing alumina/primary aluminum products);

*	Guizhou branch (mainly engaged in producing alumina/primary aluminum products);

*	Shanxi branch (mainly engaged in producing alumina products);

*	Guangxi branch (mainly engaged in producing alumina/primary aluminum products);

*	Zhongzhou branch (mainly engaged in producing alumina products);

*	Qinghai branch (mainly engaged in producing primary aluminum products);

*	Lanzhou branch (mainly engaged in producing primary aluminum products);

*	Liancheng branch (mainly engaged in producing primary aluminum products);

*	Chongqing branch (mainly engaged in producing alumina products);

*	Northwest Aluminum Fabrication Plant (mainly engaged in producing aluminum fabricated products);

*	Zhengzhou Research Institute (mainly engaged in providing research and development services).

Subsidiaries:

*	Shanxi Huaze Aluminum & Power Company Limited ("Shanxi Huaze") (mainly engaged in producing primary aluminum products);

*	Shanxi Huasheng Aluminum Company Limited ("Shanxi Huasheng") (mainly engaged in producing primary aluminum products);

*	Fushun Aluminum Company Limited ("Fushun Aluminum") (mainly engaged in producing primary aluminum products);

*	Zunyi Aluminum Company Limited ("Zunyi Aluminum") (mainly engaged in producing primary aluminum products);

*	Shandong Huayu Aluminum and Power Company Limited ("Shandong Huayu") (mainly engaged in producing primary aluminum products);

*	Gansu Hualu Aluminum Company Limited ("Gansu Hualu") (mainly engaged in producing primary aluminum products);

*	Baotou Aluminum Company Limited ("Baotou Aluminum") (mainly engaged in producing primary aluminum products);

*	Jiaozuo Wanfang Aluminum Manufacturing Company Limited ("Jiaozuo Wanfang") (mainly engaged in producing primary aluminum products);

*	Chalco Qingdao Light Metal Company Limited ("Qingdao Light Metal") (mainly engaged in producing recycled aluminum products);

*	Chalco Southwest Aluminum Cold Rolling Company Limited ("Chalco Southwest Aluminum Cold Rolling") (mainly engaged in producing aluminum fabricated products);

*	Chalco Ruimin Company Limited ("Chalco Ruimin") (mainly engaged in producing aluminum fabricated products);

*	Chalco Henan Aluminum Company Limited ("Henan Aluminum") (mainly engaged in producing aluminum fabricated products);

*	Huaxi Aluminum Company Limited ("Huaxi Aluminum") (mainly engaged in producing aluminum fabricated products);

*	Chalco Southwest Aluminum Company Limited ("Chalco Southwest Aluminum") (mainly engaged in producing aluminum fabricated products);

*	Chalco Mining Company Limited ("Chalco Mining") (mainly engaged in mining bauxite);

*	Chalco Zhongzhou Mining Company Limited ("Zhongzhou Mining") (mainly engaged in mining bauxite);

*	China Aluminum International Trading Company Limited ("CIT") (mainly engaged in the trading of non-ferrous metal products);

*	Chalco Hong Kong Limited ("Chalco Hong Kong") (mainly engaged in developing overseas projects);

*	Chalco Zunyi Alumina Company Limited ("Zunyi Alumina") (mainly engaged in producing alumina products);

*	Chalco Nanhai Alloy Company Limited ("Nanhai Alloy") (mainly engaged in producing aluminum fabricated products);

*	Shanxi Huatai Carbon Company Limited ("Shanxi Carbon") (mainly engaged in producing carbon products);

*	Shanxi Longmen Aluminum Company Limited ("Longmen Aluminum") (mainly engaged in producing primary aluminum products);

*	China Aluminum Tai Yue Mining Company Limited ("Tai Yue Mining") (mainly engaged in mining bauxite);

*	Chalco Energy Company Limited ("Chalco Energy") (mainly engaged in energy development).

Jointly controlled entity:

*	Guangxi Huayin Aluminum Company Limited ("Guangxi Huayin") (mainly engaged in producing alumina products) in which the Company has a 33% equity interest.

Corporate Information

1.	Registered name
Abbreviation of Chinese name
	Name in English	ALUMINUM CORPORATION OF CHINA LIMITED
	Abbreviation of English name	CHALCO

2.	First registration date	September 10, 2001
	Registered address	No. 62 North Xizhimen Street,
Haidian District, Beijing,
the PRC
(Postal code: 100082)
	Place of business	No. 62 North Xizhimen Street,
Haidian District, Beijing,
the PRC
(Postal Code: 100082)
	Principal place of business	Unit 3103, 31/F, Office Tower, Convention Plaza,
	in Hong Kong	1 Harbour Road, Wanchai, Hong Kong
	Internet website	http://www.chalco.com.cn
	Corporate e-mail	IR_FAQ@chalco.com.cn

3.	Legal representative	Xiong Weiping
	Company (Board) Secretary	Liu Qiang
	Telephone	+86(10) 8229 8103
	Fax	+86(10) 8229 8158
	E-mail	IR_FAQ@chalco.com.cn
	Address	No. 62 North Xizhimen Street,
Haidian District, Beijing,
the PRC
(Postal Code: 100082)
	Representative for the Company's	Shen Hui
securities related affairs
	Telephone	+86(10) 8229 8560
	Fax	+86(10) 8229 8158
	E-mail	IR_FAQ@chalco.com.cn
	Address	No. 62 North Xizhimen Street,
Haidian District, Beijing,
the PRC
(Postal Code: 100082)
	Department for corporate	Secretarial Office to the Board
information and inquiry
	Telephone for corporate	+86(10) 8229 8560/8157/8456/8468
information and inquiry

4.	Share registrar and transfer office
	H shares:	Hong Kong Registrars Limited
17M Floor, Hopewell Centre,
183 Queen's Road East,
Wanchai, Hong Kong
	A shares:	China Securities Depository and
Clearing Corporation Limited, Shanghai Branch
3/F, China Insurance Building,
No. 166, Lujiazui Road (East),
Shanghai, the PRC
	American Depositary Receipt:	The Bank of New York Corporate Trust Office
101 Barclay Street
New York 10286, USA

5.	Places of listing	The Stock Exchange of Hong Kong Limited
Shanghai Stock Exchange
New York Stock Exchange, Inc
	Stock name	CHALCO
	Stock codes	2600 (HK)
601600 (China)
ACH (US)

6.	Principal bankers	China Construction Bank
Industrial and Commercial Bank of China

7.	Registration number of license of	100000000035734
enterprise legal person
	Tax registration number	110108710928831
	Institutional organization number	71092883-1

8.	Independent auditors	PricewaterhouseCoopers
Certified Public Accountants
22/F, Prince's Building, Central,
Hong Kong

PricewaterhouseCoopers Zhong Tian CPAs Limited Company
11/F, PricewaterhouseCoopers Center
2 Corporate Avenue,
202 Hu Bin Road,
Shanghai, the PRC
(Postal code: 200021)

9.	Legal advisers	as to Hong Kong law and United States law:
Baker & McKenzie
23/F One Pacific Place
88 Queensway
Hong Kong

as to PRC law:
Jincheng Tongda & Neal Law Firm
10/F, China World Trade Tower 3
No. 1 Jianguomenwai Avenue, Chaoyang District,
Beijing, the PRC

10.	Corporate information database	Secretarial Office to the Board

Financial Summary

1.	Financial summary prepared in accordance with International Financial Reporting Standards

For the year ended December 31, 2011, revenue of the Group amounted to RMB145.874 billion, representing a year-on-year increase of 20.56%; profit for the year attributable to the Company's equity holders was RMB0.238 billion while earnings per share for the year attributable to the Company's equity holders was RMB0.02.

For the years ended December 31,

	2011	2010	2009	2008	2007
					(Note)
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Revenue	145,874,433	120,994,847	70,268,005	76,728,147	85,198,835
Cost of sales	(138,111,367)	(113,349,941)	(69,079,446)	(70,960,668)	(64,936,133)

Gross profit	7,763,066	7,644,906	1,188,559	5,767,479	20,262,702
Selling and distribution expenses	(1,622,788)	(1,573,301)	(1,264,920)	(1,562,841)	(1,355,534)
General and
administrative expenses	(2,779,429)	(2,623,740)	(2,956,506)	(2,507,011)	(3,029,114)
Research and
development expenses	(218,026)	(164,235)	(177,756)	(177,507)	(229,803)
Impairment loss on property
plant and equipment	(279,750)	(701,781)	(623,791)	(1,334)	(13,249)
Other revenue	185,501	328,853	151,142	100,781	47,067
Other gains, net	538,033	491,024	403,836	212,840	111,846

Operating profit/(loss)	3,586,607	3,401,726	(3,279,436)	1,832,407	15,793,915
Finance costs, net	(3,293,574)	(2,495,184)	(2,137,825)	(1,709,667)	(1,040,171)

For the years ended December 31,

	2011	2010	2009	2008	2007
					(Note)
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Operating profit/(loss) after finance costs	293,033	906,542	(5,417,261)	122,740	14,753,744
Share of profit/(loss) of
jointly controlled entities	122,262	233,784	(50,392)	1,672	(3,381)
Share of profit of associates	402,701	240,028	77,056	10,045	241,945

Profit/(loss) before income tax	817,996	1,380,354	(5,390,597)	134,457	14,992,308
Income tax (expense)/benefit	(127,492)	(411,216)	711,003	34,172	(2,869,210)

Profit/(loss) for the year	690,504	969,138	(4,679,594)	168,629	12,123,098

Attributable to:
Equity holders of the Company	237,974	778,008	(4,642,894)	19,485	10,753,042
Non-controlling interests	452,530	191,130	(36,700)	149,144	1,370,056

Profit/(loss) for the year	690,504	969,138	(4,679,594)	168,629	12,123,098

Dividends	-	154,179	-	703,273	4,131,749

Summary of the Group's consolidated total assets and total liabilities is set out below:

As of December 31,

	2011	2010	2009	2008	2007
					(Note)
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Total assets	157,134,157	141,332,039	133,975,189	135,612,152	105,848,068
Total liabilities	98,979,471	84,135,184	78,394,032	75,430,722	41,354,861

Net assets	58,154,686	57,186,855	55,581,157	60,181,430	64,493,207

Note:

Financial information as of and for the year ended December 31, 2007 has not been restated in the consolidated financial statements for the Company's business combinations under common control which occurred during 2008 and 2009.

2.	Financial summary prepared in accordance with the PRC Accounting Standards for Business Enterprises (2006)

For the year ended
Items	December 31, 2011
RMB'000

Operating profit	617,434
Profit for the year	690,504
Profit for the year attributable
to the equity holders of the Company	237,974
Profit for the year attributable to the equity holders of
the Company after excluding non-recurring items	(329,436)
Net cash generated from operating activities	2,489,756

For the year ended
Non-recurring items	December 31, 2011
RMB'000

Gains from disposal of non-current assets	12,212
Government grants	185,501
Gains or loss on changes in fair value of financial assets/ liabilities held for trading and investment income from disposal of financial
assets/ liabilities held for trading	496,856
Investment income on financial products	22,854
Profit or loss from external entrusted loan	4,361
Reversal of impairment of receivables	44,375
Other non-operating expenses, net	3,040

769,199

Note:	Non-recurring items above as defined under the PRC Accounting Standards for Business Enterprises (2006) do not include impairment loss on property, plant and equipment.

Principal accounting information and financial indicators at the end of last two reporting periods of the Group

	2011	2010	Increase/(decrease)
			as compared with
			the previous year
	RMB'000	RMB'000	(%)

Revenue	145,874,433	120,994,847	20.56
Profit before income tax	817,996	1,380,354	(34.68)
Profit for the year attributable to	237,974	778,008	(69.41)
equity holders of the Company
(Loss)/profit for the year attributable to	(329,436)	112,234	(393.53)
equity holders of the Company
after excluding non-recurring items
Basic earnings per share (RMB)	0.02	0.06	(66.67)
Diluted earnings per share (RMB)	0.02	0.06	(66.67)
Basic (losses)/earnings per share after	(0.02)	0.01	(300.00)
excluding non-recurring items (RMB)
Weighted average rate of	0.46	1.53	Decreased by 1.07
return on net assets (%)			percentage points
Weighted average rate of return on	(0.64)	0.22	Decreased by 0.86
net assets after excluding			percentage point
non-recurring items (%)
Net cash generated from operating activities	2,489,756	7,103,859	(64.95)
Net cash generated from	0.18	0.53	(66.04)
operating activities per share (RMB)
Total assets	157,134,157	141,322,039	11.19
Equity attributable to equity	51,853,354	51,608,147	0.48
holders of the Company
Net assets attributable to equity holders	3.83	3.82	0.26
of the Company per share (RMB)

3.	Comparison between the financial information prepared in accordance with International Financial Reporting Standards and PRC Accounting Standards for Business Enterprises (2006)

Profit attributable to
equity holders of	Equity attributable to
the Company	equity holders of
for the years ended	the Company
December 31,	as of December 31,

	2011	2010	2011	2010
	RMB'000	RMB'000	RMB'000	RMB'000

Prepared in accordance with
Accounting Standards
for Business Enterprises (2006)	237,974	778,008	51,853,354	51,608,147

Prepared in accordance with
International Financial
Reporting Standards	237,974	778,008	51,825,999	51,580,792

Directors, Supervisors, Senior Management and Staff

1.	Directors, Supervisors and Senior Management during the Reporting Period

						Whether
						receiving
						emolument or
					Total	allowance from
					emolument	equity holders
					paid/payable	of the
				Date of	by the	Company
				appointment/	Company for	or other
Name	Position	Sex	Age	re-appointment	2011	related entity
				(Y.M.D)	RMB'000

Xiong Weiping	Chairman and CEO	M	55	2010.6.22	954.4	No
Luo Jianchuan	Executive Director and President	M	48	2010.6.22	842.3	No
Liu Caiming (1)	Executive Director, Senior Vice President	M	49	2011.5.31	812.8	No
	and Chief Financial Officer
Liu Xiangmin (2)	Executive Director and Senior	M	49	2010.6.22	744.6	No
	Vice President
Shi Chungui	Non-executive Director	M	71	2010.6.22	150.0	No
Lv Youqing	Non-executive Director	M	48	2010.6.22	0	Yes
Zhang Zhuoyuan	Independent Non-executive Director	M	78	2010.6.22	197.0	No
Wang Mengkui	Independent Non-executive Director	M	73	2010.6.22	197.0	No
Zhu Demiao	Independent Non-executive Director	M	47	2010.6.22	197.0	No
Ao Hong	Chairman of Supervisory Committee	M	50	2010.6.22	0	Yes
Yuan Li	Supervisor	M	53	2010.6.22	504.0	No
Zhang Zhankui	Supervisor	M	53	2010.6.22	0	Yes
Ding Haiyan	Vice President	M	53	2010.6.22	649.1	No
Jiang Yinggang	Vice President	M	48	2010.6.22	649.1	No
Xie Hong (3)	Vice President	M	53	2011.10.25	108.3	No
Qiao Guiling (3)	Vice President	F	43	2011.10.25	108.3	No
Liu Qiang	Secretary to the Board	F	48	2010.6.22	585.8	No

Note	(1)

On February 23, 2011, the Company convened the 11th meeting of the 4th session of the Board by way of communications, at which the appointments of Mr. Liu Caiming as Senior Vice President and Chief Financial Officer were considered and approved, and Mr. Liu Caiming was nominated as a candidate for executive Director of the 4th session of the Board of the Company. At the 2010 annual general meeting of the Company held on May 31, 2011, Mr. Liu Caiming was elected as an executive Director of the 4th session of the Board of the Company.

(2)

On May 27, 2011, the Company convened the 15th meeting of the 4th session of the Board by way of communications, at which the appointment of the existing Vice President, Mr. Liu Xiangmin as the Senior Vice President of the Company was considered and approved.

(3)

On October 25, 2011, the Company convened the 21st meeting of the 4th session of the Board, at which the appointments of Mr. Xie Hong and Ms. Qiao Guiling as the Vice Presidents of the Company were considered and approved.

Profiles of Directors, Supervisors and Senior Management:

Executive Directors

Mr. Xiong Weiping, 55, is Chairman, an executive Director and Chief Executive Officer ("CEO") of the Company and concurrently the general manager of Aluminum Corporation of China ("Chinalco"). Mr. Xiong has been serving the Company since 2001 (he left the Company in 2006 and was re-appointed in 2009). Mr. Xiong graduated from Central South University of Industry majoring in mining materials engineering. He obtained a Ph.D. degree in engineering and completed post-doctoral research in economics in Guanghua School of Management of Peking University. He has academic achievements and fruitful practical experiences in economics, corporate management and metal mining. Mr. Xiong is also a professor and a Ph.D. tutor of Guanghua School of Management, Peking University. He is an expert receiving special subsidies from the State Council and was recognized by the former Ministry of Personnel as a "Middle Aged/ Young Expert with Outstanding Contributions to the Nation". He was formerly the deputy secretary of Hunan Provincial Communist Youth League, a standing committee member of All China Youth Federation and the president of Hunan Youth Union Committee, the standing vice-chancellor and dean of the Faculty of Management, professor, Ph.D. tutor of Central South University of Industry. Mr. Xiong had also served as the vice president of China Copper, Lead & Zinc Group Corporation, vice president of Chinalco, Executive Director, senior vice president and president of Chalco and vice chairman and general manager of China Travel Service (Holdings) Hong Kong Limited.

Mr. Luo Jianchuan, 48, is an executive Director and president of the Company, the chairman of the Development and Planning Committee of the Board as well as the vice chairman of the Executive Committee of the Company. He has been serving the Company since 2001. Mr. Luo graduated from Kunming University of Science and Technology in 1985, majoring in mining, holds a doctorate degree from Central South University and is a professor-grade senior engineer. He has long engaged in corporate management of non-ferrous metals and thus has extensive professional experience and strong management skills in those fields. Mr. Luo formerly served as an engineer of the Lead and Zinc Bureau of China Non-ferrous Metals Industry Corporation, the manager of Haikou Nanxin Industry & Commerce Corporation, assistant to the general manager of Jinpeng Mining Development Corporation, deputy general manager and general manager of Beijing Xinquan Tech-trading Corporation, assistant to the general manager of China Non-Ferrous Metals Industry Trading Group Corporation, deputy chief of the Trading Division of China Copper, Lead & Zinc Group Corporation, general manager of China Aluminum International Trading Corporation Limited, and formerly served as the general manager of the Operations and Sales Division, vice president and senior vice president of the Company.

Mr. Liu Caiming, 49, is an executive Director, senior vice president and chief financial officer of the Company. Graduated from the School of Economics of Fudan University, Mr. Liu is a doctoral candidate, senior accountant and certified public accountant in the PRC. Mr. Liu joined Chinalco in January 2007 and was appointed as the senior vice president and chief financial officer of the Company on February 23, 2011 and was appointed as an executive Director at the 2010 annual general meeting held on May 31, 2011. Having been engaged in financial management at large state-owned enterprises for a long time, Mr. Liu has extensive experience in finance and business management. He had served as the deputy head and Head of the Finance Department of China Non-ferrous Metals Foreign-Engineering Corporation, the deputy general manager of China Non-ferrous Metals Construction Group Limited, deputy general manager of China Non-ferrous Construction Group Limited, director and deputy general manager of China Non-ferrous Metal Industry's Foreign Engineering and Construction Co., Ltd., deputy general manager of China Non-ferrous Metals Mining and Construction (Group) Co., Ltd., deputy general manager of Chinalco, chairman of Yunnan Copper Industry (Group) Co., Ltd., chairman of Chinalco Shanghai Copper Co., Ltd., executive director of Chinalco Kunming Copper Co., Ltd., as well as director and president of China Copper Co., Ltd. Mr. Liu has also acted as the titular deputy head of Department of Finance of Yunnan Province, a director of the State-owned Assets Supervision and Administration Commission of Yunnan Province and assistant to the governor of Yunnan Province.

Mr. Liu Xiangmin, 49, is an executive Director and senior vice president of the Company and has been serving the Company since 2001. Mr. Liu graduated from Central South University of Industry in 1982, majoring in non-ferrous metallurgy; he has a doctorate degree from Central South University and is a professor-grade senior engineer. He has long engaged in non-ferrous metal metallurgy and corporate management and has accumulated extensive and professional experience. Mr. Liu had previously served as the deputy head and head of the Alumina branch of Zhongzhou Aluminum Plant, deputy head of Zhongzhou Aluminum Plant, and general manager of Zhongzhou Branch of the Company.

NON-EXECUTIVE DIRECTORS

Mr. Shi Chungui, 71, is a non-executive Director of the Company. He has been serving the Company since 2005. He graduated from the Finance Faculty of Dongbei University of Finance and Economics in 1964. Mr. Shi is a senior economist with extensive experience in finance, government and corporate management. Mr. Shi was formerly the vice director of the Commerce Bureau of Qinhuangdao City, Hebei Province; vice mayor and Standing Vice Mayor of Qinhuangdao City, Hebei Province; president of Hebei Branch of China Construction Bank, president of Beijing Branch of China Construction Bank and vice president of the Head Office of China Construction Bank; vice president of China Cinda Asset Management Corporation; vice chairman of Tianjin Pipe Co., Ltd. and vice chairman of China Investment Society. Mr. Shi is currently an independent director of Intime Department Store (Group) Company Limited and China National Materials Company Limited.

Mr. Lv Youqing, 48, is a non-executive Director of the Company and also serves as the deputy general manager of Chinalco. He has held positions in the Company since June 2010. In 1989, he graduated as a postgraduate from the Political Studies Institute, Social Science Faculty of Sichuan Province. He obtained a Ph.D. degree from the School of Economics, Sichuan University and is a professor-grade senior engineer. Mr. Lv has accumulated rich experiences in management from his long-term research of national policies and engagement in enterprise management. He has previously served as the deputy mayor of Nanchong's Municipal Government, Sichuan Province, a standing committee member of Luzhou's Municipal Committee, Sichuan Province, the PRC, the deputy mayor of Luzhou's Municipal Government, Sichuan Province, the PRC, deputy secretary to the Luzhou's Municipal Committee, Sichuan Province, the PRC and a member of the Party Group and deputy general Manager of Chinalco.

Independent Non-executive Directors

Mr. Zhang Zhuoyuan, 78, is an independent non-executive Director of the Company since 2007. Mr. Zhang graduated from the Faculty of Economics of Zhongnan University of Economics and has achieved extensive professional accomplishments in the studies in political economy, price theory and marketing. Mr. Zhang formerly served as the director and researcher of the Institute of Finance, Trade and Economics of The Chinese Academy of Social Sciences, chief editor of "Finance & Trade Economics" and a Ph.D tutor; the director, researcher and Ph.D tutor of the Institute of Industrial Economics of The Chinese Academy of Social Sciences; the director, researcher and Ph.D tutor of the Institute of Economics of The Chinese Academy of Social Sciences, as well as Chief Editor of Economics Research Journal. Mr. Zhang is currently a committee member of the academic section of The Chinese Academy of Social Sciences, a researcher of Institute of Economics of The Chinese Academy of Social Sciences, a member of the Ninth and Tenth Sessions of CPPCC; a consultant of each of China Price Association and the Chinese Society for Urban Studies; a director of the Chinese Society for Cost Studies and the honorary director of Sun Ye Fang Foundation of Economics and Science.

Mr. Wang Mengkui, 73, is an independent non-executive Director of the Company since 2008. Mr. Wang graduated from the School of Economics, Peking University, and is an economist engaged in long-term analysis of economic theory and policy and consultation work. He has published many articles on economics as well as on other aspects and served in the "Red Flag" magazine and the First Ministry of Machine Building Industry. Mr. Wang had served as the deputy vice head and researcher of the economic team of the Research Office of the Secretariat of the CPC Central Committee; a commission member of the State Development and Planning Commission; executive vice director of the Economic Research Centre of the State Development and Planning Commission; vice director and director of the Research Office of the State Council; the director of the Development Research Center of the State Council; a member of the Tenth Standing Committee of National People's Congress and vice director of the Financial and Economic Affairs Committee of National People's Congress. He is also a professor and Ph. D tutor of Peking University. Mr. Wang has been hosting major international exchanges activities including the China Development Forum and the Sino-Japan Economic Knowledge Exchange. He currently serves as the chairman of the Society for China Development Research Fund and a member of the National Social Security Fund Committee of the PRC.

Mr. Zhu Demiao, 47, is an independent non-executive Director of the Company and the chairman of the Audit Committee of the Board. He has been serving the Company since 2008. Mr. Zhu graduated from the University of Chicago GSB with a MBA degree, and obtained a Master's degree in Economics from the Research Institute for Fiscal Science, Ministry of Finance, PRC and obtained a Bachelor's degree in Economics from Hebei Geological Institute. Mr. Zhu is one of the early Certified Public Accountants in the PRC. He has extensive professional experience in finance, audit and capital management. Mr. Zhu previously worked in the Ministry of Finance of the PRC and in the investment analysis department of FMC. He had also served as the head of China Business of the Equity Capital Market Department and Investment Bank Department of Credit Suisse First Boston; managing director, a member of the Executive Committee of Asia-pacific region and Chairman of the Operation Committee of the Greater China Region of JP Morgan Chase & Co. Mr. Zhu once served as Managing Director and senior consultant of Oaktree Capital (Hong Kong) Ltd. Mr. Zhu is currently a member of the Advisory Board of Business School at the University of Chicago and an Independent director of WSP Holdings Limited and China Forestry Holdings Co., Ltd.

SUPERVISORS

Mr. Ao Hong, 50, currently the vice president of Chinalco, has been serving as a Supervisor of the Company since 2006. Mr. Ao graduated from Kunming University of Science and Technology majoring in metallurgy and also holds a Master's degree from Central South University and is a professor-grade senior engineer with extensive experience in non-ferrous metals research, corporate management, corporate governance and internal control. Mr. Ao had formerly served as an engineer, senior engineer, head of the General Office and vice chairman of General Research Institute for Non-ferrous Metals of Beijing; chairman of GRINM Semiconductor Materials Co., Ltd., Guorui Electronic Materials Co., Ltd., Beijing Guojing Infrared Optical Technology Co., Ltd., Guowei Silver Anticorrosive Materials Company and Guo Jing Micro-electronic Holdings Ltd. in Hong Kong, respectively.

Mr. Yuan Li, 53, is currently the general manager of the Corporate Culture Department of the Company and an employee-elected Supervisor of the Company. He has been serving the Company since 2001 and is an engineer with extensive administrative and managerial experience. He had formerly served as the manager of the General Management Office and deputy head of the Department of Research and Investigation of China Non-ferrous Metals Industry Corporation; head of the Department of Research and Investigation as well as head of the Secretariat and an assistant inspector of the State Bureau of Nonferrous Metals Industry; and deputy head of the Department of Political and Labor Affairs and Head of the Political Party Department of Chinalco.

Mr. Zhang Zhankui, 53, is the head of the Finance Department of Chinalco and has been serving the Company since 2001. Mr. Zhang is a postgraduate in economic management and a senior accountant. He has extensive experience in corporate financial accounting, fund management and auditing. Mr. Zhang had formerly served as the head of the Finance Division and then the head of the Audit Division of China General Design Institute for Non-ferrous Metals; deputy general manager of Beijing Enfei Tech-industry Group; the head of the Accounting Division of the Finance Department and deputy head of the Finance Department of China Copper Lead & Zinc Group Corporation; officer-in-charge of the Company's assets and finance in the Listing Office of the Company; head of the Capital Division of the Finance Department of Company and manager of the General Division of the Finance Department of the Company as well as deputy head of the Finance Department of Chinalco.

OTHER SENIOR MANAGEMENT PERSONNEL

Mr. Ding Haiyan, 53, Vice President of the Company, has been serving the Company since 2001. Graduated from Beijing Economics University in 1982 majoring in labor economics, Mr. Ding holds a Master's degree in Economics and is a senior economist with extensive experience in labor, wages, insurance, enterprise mergers and acquisitions and capital operation. He once served as the head of Labor Wage Division of the Human Resources Department of China Nonferrous Metals Industry Corporation; deputy director of the Bureau of Labor and Insurance; deputy director-general of the Enterprise Reform Department of the State Bureau of Non-ferrous Metals Industry as well as the head of the Department of Assets Operation of Chinalco, deputy head of the Company's Listing Office; and Assistant to the General Manager of Chinalco and Executive Director and the Secretary to the Board of the Company.

Mr. Jiang Yinggang, 48, Vice President, has been serving the Company since 2001. Graduated in 1983 from Central South University of Industry majoring in the metallurgy of non-ferrous metals, Mr. Jiang holds a Master's degree in Metallurgy Engineering of non-ferrous metals and is a professor-grade senior engineer. He has long engaged in production operation and corporate management of production enterprises and has extensive professional experience. He formerly served as the deputy head and then the head of Corporate Management Department of Qinghai Aluminum Plant; head of Qinghai Aluminum Smelter; deputy general manager and general manager of Qinghai Aluminum Company Limited, and general manager of Qinghai branch of the Company. He has been a vice president of the Company since 2007.

Mr. Xie Hong, 53, Vice President, has been serving in the Company since 2001. Mr. Xie is an outstanding senior engineer who graduated from Central South University of Technology with a major in Ore Dressing. He has long engaged in strategic planning and project construction management, and has extensive experience in strategic planning, project management and investment management. Mr. Xie has previously served as the cadre, director of the Design Division at Infrastructure Department, deputy division head and division head of the Project Division at Investment and Operation Department of China Nonferrous Metals Industry Corporation, the deputy director-general of the Planning and Development Department of the State Bureau of Non-ferrous Metals Industry, person-in-charge of the (Coordinated) Planning and Development Department of Aluminum Corporation of China, director of the Planning and Development Department of Aluminum Corporation of China and the general manager of Investment Management Department, member of the Executive Committee and assistant to President of the Company. He has been a vice president of the Company since October 2011.

Ms. Qiao Guiling, 43, vice president, has been working for Jiaozuo Wanfang, a subsidiary of the Company since 2005. Having graduated from Jiaozuo Mining Institute majoring in Mechanical Engineering, Ms. Qiao is a senior engineer with a master's degree in engineering. Ms. Qiao worked for the government authorities and has long engaged in production and operation of production enterprises as well as corporate management, thus having extensive experience in management. Ms. Qiao has served as the deputy director of Jiaozuo City Cryolite Factory, deputy director of the Economic and Trade Commission of Jiaozuo City Zhongzhan District, general manager of Zhongzhan Taishun Co., Ltd., factory director of a Kaolinite plany in Jiaozuo City, general manager of Henan Zhongzhou Holding Group Co., Ltd., vice mayor of the People's Government of Wen County, chairman and general manager of Jiaozuo Wanfang Aluminum Manufacturing Co., Ltd. as well as the chairman of Jiaozuo Wanfang Group Co., Ltd. and the general manager of Henan Branch of the Company. She has been a vice president of the Company since October 2011.

Ms. Liu Qiang, 48, is the secretary to the Board and has been serving the Company since 2001. In 1989, Ms. Liu graduated from Beijing International Studies University majoring in English literature and obtained a Master's degree in Literature (minor in translation). Ms. Liu has extensive experience in areas of trading, aluminum market analysis, global finance and capital operation and she studied finance, financial management and business administration at the University of International Business and Economics in Beijing and received trainings in finance and financial management in Hong Kong while serving in the finance department of Hong Kong Oriental Xinyuan (Holdings) Company Limited. Ms. Liu formerly served as the manager of the Finance Department of the Australian branch of China National Non-Ferrous Metals Import and Export Corporation. She formerly served as the manager of the Aluminum Department of China National Non-Ferrous Metals Import and Export Corporation; a senior market analyst for the Aluminum Industry in China National Non-Ferrous Metals Trading Group and China National Metals and Minerals Import and Export Corporation as well as deputy manager of the Import and Export Division of China Aluminum International Trading Corporation Limited.

2.	Positions Held in Shareholders of the Company by Directors, Supervisors and Senior Management during the Year

Whether
receiving
	Name of		Date of	remuneration
Name	Shareholder	Position(s)	appointment	or allowance

Xiong Weiping	Chinalco	President	February 2009	No

Lv Youqing	Chinalco	Deputy General	December 2003	Yes
Manager

Ao Hong	Chinalco	Vice President	October 2005	Yes

Zhang Zhankui	Chinalco	Head of Finance	March 2006	Yes
Department

Yuan Li	Chinalco	Head of the Political	April 2004	No
Party Department

Positions in Other Entities

Whether
receiving
	Name of		Date of	remuneration
Name	other entities	Position(s)	appointment	or allowance

Shi Chungui	Intime Department Store	Independent Director	April 2008	Yes
(Group) Company Ltd

	China National Materials	Independent Director	January 2010	Yes
Company Limited

Zhu Demiao	WSP Holdings Ltd	Independent Director	January 2007	Yes

	China Forestry	Independent Director	January 2011	Yes
Holdings Co., Ltd

	Business School of	Member of	October 2011	No
	University of Chicago	the Advisory Board

3.	Decision Making Process and Basis of Determination of Remuneration of Directors, Supervisors and Senior Management

Based on the prevailing market standards and the remuneration strategy of the Company, a designated department of the Company would formulate proposals for the remuneration of the Company's Directors, Supervisors and senior management and submitted the same to the Remuneration Committee of the Company. Remuneration of the senior management will then be submitted to the Board for determination whereas those of the Directors and the Supervisors will then be submitted to the Board for consideration and to the shareholders' general meeting for determination.

The Company determined its remunerations for Directors, Supervisors and senior management based on its development strategy, corporate culture and remuneration strategy, taking into account the remuneration standards of corresponding positions in comparable enterprises (in terms of scale, industry and nature etc.), as well as the opinion and advice of external professional consultancy organizations. The remuneration will be linked to the Company's operating results and individual performance.

In 2011, the total remuneration of the Directors, Supervisors and Senior Management of the Company amounted to RMB6.6997 million (including the travelling expenses of the independent Directors).

4.	Changes in Directors, Supervisors and Senior Management during the Year

Name	Position(s)	Reason for change

Liu Caiming	Executive Director, Senior Vice	Appointed as the Senior Vice
	President, Chief Financial Officer	President and Chief Financial
Officer of the Company at
the Board meeting held on
February 23, 2011

Elected as the Executive Director
of the 4th session of the Board
of the Company at the general
meeting held on May 31, 2011

Liu Xiangmin	Executive Director,	Appointed as the Senior Vice
	Senior Vice President	President of the Company at
the Board meeting held on
May 27, 2011

Xie Hong	Vice President	Appointed as the Vice President
of the Company at the Board
meeting held on October 25, 2011

Qiao Guiling	Vice President	Appointed as the Vice President
of the Company at the Board
meeting held on October 25, 2011

5.	Employees of the Company

As of December 31, 2011, the Company had 101,259 employees. The structure of employees is as follows:

By function

Category	Number of Persons

Management	16,252
Sales	730
Production	82,067
Others	2,210

Total	101,259

By education background

Category	Number of Persons

Post-graduates	624
University graduates	10,326
Technical institute graduates	18,816
Secondary/technical school graduates or below	71,493

Total	101,259

Particulars and Changes of Shareholding Structure, and Details of Substantial Shareholders

1.	Share Capital Structure

Chinalco is the single largest shareholder of the Group, which directly holds 38.56% equity interest and together with its subsidiaries hold an aggregate of 41.82% equity interest in the Company. As of December 31, 2011, the Directors of the Company regarded Chinalco as the Company's ultimate holding company.

Shareholding Structure of Chalco

As of December 31, 2011, the share capital structure of the Company was as follows:

As of December 31, 2011

		Percentage to
	Number of	total issued
	shares	share capital
	(in million)	(%)

Holders of A shares (Note 1)	9,580.52	70.84
Holders of H shares	3,943.97	29.16

Total	13,524.49	100

Note 1:	All A shares of the Company have become tradable since January 4, 2011.

According to the publicly available information and to the best knowledge of the Company's Directors, as of March 16, 2012, being the latest practicable date prior to the issue of this report, the public float of the Company is in compliance with the requirement of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Hong Kong Listing Rules").

2.	Changes in Shareholding and Shareholders

Except for shares which previously were subject to trading moratorium have all become tradable, there was no change in the share capital structure of the Company during the year ended December 31, 2011.

Particulars of Shareholding

Before the change	After the change

			Issue of
	Share	Percentage	new shares	Share	Percentage
	(Number)	(%)		(Number)	(%)

I. Shares subject to trading
moratorium (Note)
1. State-owned shares	5,214,407,195	38.56	N/A	0	0
2. State-owned legal
person shares	434,809,850	3.21	N/A	0	0

Total shares subject to
trading moratorium	5,649,217,045	41.77	N/A	0	0

II. Shares not subject to
trading moratorium
1. Renminbi ordinary shares	3,931,304,879	29.07	N/A	9,580,521,924	70.84
2. Overseas listed foreign
invested shares	3,943,965,968	29.16	N/A	3,943,965,968	29.16

Total shares not subject to
trading moratorium	7,875,270,847	58.23	N/A	13,524,487,892	100

III. Total shares	13,524,487,892	100	N/A	13,524,487,892	100

Note:	Those A shares of the Company which previously were subject to trading moratorium have all become tradable since January 4, 2011.

Approval of Changes in Shareholding

Nil

Transfer of Changes in Shareholding

Nil

3.	Share Issuance and Listing

(1)	Status of share issuance in the past three years

Nil

(2)	Changes in total number of issued shares and the shareholding structure of the Company

As of December 31, 2011, the total number of issued shares of the Company amounted to 13,524,487,892 shares, which was not increased or decreased nor was there any change in the shareholding structure during the year ended December 31, 2011.

4.	Substantial Shareholders with Shareholding of 5% or more

Substantial Shareholders

So far as the Directors are aware, as of December 31, 2011, the following persons (other than the Directors, Supervisors and Chief Executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance ("SFO"), or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO, or as otherwise notified to the Company and the Hong Kong Stock Exchange.

					Percentage in
					the relevant	Percentage
Name of substantial	Class of	Number of			class of issued	in total issued
shareholder	shares	shares held		Capacity	share capital	share capital

Chinalco	A shares	5,655,377,299	(L)	Beneficial owner and interests	59.03% (L)	41.82% (L)
		(Note 1)		of controlled corporation
China Cinda Asset	A shares	800,759,074	(L)	Beneficial owner	8.36% (L)	5.92% (L)
Management
Corporation Limited
China Construction Bank	A shares	686,895,697	(L)	Beneficial owner	7.17% (L)	5.08% (L)
Corporation Limited
Templeton Asset	H shares	829,670,800	(L)	Investment manager	21.04% (L)	6.13% (L)
Management Ltd.
Blackrock, Inc.	H shares	276,473,348	(L)	Interests of controlled	7.01% (L)	2.04% (L)
		18,934,483	(S)	corporation	0.48% (S)	0.14% (S)
		(Note 2)

(L)	The letter "L" denotes a long position.
(S)	The letter "S" denotes a short position.

Notes:

1.

These interests included a direct interest of 5,214,407,195 A shares held by Chinalco, and an aggregate interests in 440,970,104 A shares held by various controlled subsidiary corporations of Chinalco, comprising 350,237,795 A shares held by Baotou Aluminum (Group) Co., Ltd., 79,472,482 A shares held by Lanzhou Aluminum Factory, 4,119,573 A shares held by Guiyang Aluminum Magnesium Design and Research Institute and 7,140,254 A shares held by Shanxi Aluminum Plant.

2.

These interests were held directly by various corporations controlled by Blackrock, Inc.. Among the aggregate interests in the long position in H shares, 5,429,631 H shares were held as derivatives. Among the aggregate interests in the short position in H shares, 95,862 H shares were held as derivatives.

Save as disclosed above and so far as the Directors are aware, as of December 31, 2011, no other person had any interest or short position in the shares or underlying shares of the Company (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept under section 336 of the SFO, or was otherwise a substantial shareholder of the Company.

5.	Number of Shareholders

Unit: Number of Shareholders

Total number of shareholders as of December 31, 2011:	552,693

6.	Particulars of Shareholdings Held by Top Ten Shareholders

		Number of	Nature of	Percentage of
		shares held	shareholders	shareholding
				(%)

1	Chinalco	5,214,407,195	A shares	38.56
2	HKSCC Nominees Limited	3,925,102,898	H shares	29.02
3	China Cinda Asset Management
	Corporation Limited	800,759,074	A shares	5.92
4	China Construction Bank
	Corporation Limited	686,895,697	A shares	5.08
5	Guokai Financial Limited Company	425,168,145	A shares	3.14
6	Baotou Aluminum (Group) Co., Ltd.	350,237,795	A shares	2.59
7	Lanzhou Aluminum Factory	79,472,482	A shares	0.59
8	Guizhou Provincial Materials
	Development and Investment
	Corporation	66,549,065	A shares	0.49
9	Guangxi Investment Group Co., Ltd.
	("Guangxi Investment")	41,372,956	A shares	0.31
10	ICBC - Shanghai 50 ETF Index
	Securities Investment Fund	29,245,219	A shares	0.22

7.	Summary of the Controlling Shareholder

(1)	Particulars of the Legal Person Controlling Shareholder

Name of the controlling shareholder:	Chinalco

Legal representative:	Xiong Weiping

Registered capital:	RMB15.432 billion

Date of incorporation:	February 23, 2001

Principal operating or managing activities:

mineral resources exploration; bauxite mining; deployment of personnel necessary for overseas engineering projects commensurating with its capacity, scale and performance; operation and management of state-owned assets and equities; production and sales of aluminum, copper, rare earth and related non-ferrous metals mineral products, smelted products and carbon products; exploration design, general project contracting, construction and installation; equipment manufacturing; technological development and technical service; import and export businesses.

(2)	Diagram of the Direct Equity Interests and Controlling Relationship between the Company and the Controlling Shareholder

Note:	Chinalco directly holds 38.56% equity interest and together with its subsidiaries hold an aggregate of 41.82% equity interest in the Company.

Chairman's Statement

Dear Shareholders,

I hereby present the annual report of the Group for the financial year ended December 31, 2011 for shareholders' review. On behalf of the Board of the Company and all employees, I would like to express my sincere gratitude to all shareholders for their concern and support for the Company.

Product Market Reviews

The supply and demand as well as the price of aluminum are closely tied to changes in the global and the PRC macro-economies. Changes in the global and PRC economy have a significant impact on the aluminum market.

Primary Aluminum Market

In 2011, caused by volatility in the macro-economies and the turmoil in the Middle East, the price of aluminum fluctuated widely during the year, with an initial upswing followed by a continuous slide. In the first half of the year, factors such as the recovery of the global economy, the quantitative easing policy of US and the turbulence in the Middle East drove up the price of bulk commodities, which was ensued by a surge in aluminum price. In May, the price of three-month aluminum at London Metal Exchange (hereafter as "LME") hit year-high of USD2,797 per tonne. However, following the spread of sovereign debt crisis in Europe, the price of aluminum plummeted in the second half of the year, particularly in the fourth quarter, with the price of three-month aluminum at LME fell to a year-low of USD1,962 per tonne, representing a drop of over 30%. A similar trend can be observed for the domestic aluminum price, but with a slight time lag as compared to that of LME. In the first half of the year, exports of domestic aluminum products picked up amidst the rumour of adjustments in tax rebate polices on aluminum exports, which expedited the clearance of inventories whilst pushing up the domestic aluminum price. The prices of three-month aluminum at Shanghai Futures Exchange (hereafter as "SHFE") increased to a year-high of RMB18,600 per tonne in early August, after which the price of aluminum fluctuated widely with a downward trend. The average three-month aluminum futures prices for 2011 at LME and SHFE were USD2,410 per tonne and RMB16,893 per tonne, representing a year-on-year increase of 6.1% and 4.4%, respectively.

In 2011, the global output of primary aluminum was approximately 45.60 million tonnes, representing a year-on-year increase of 8.8%; the global consumption of primary aluminum was approximately 45.10 million tonnes, representing a year-on-year increase of 10.0%; the domestic output of primary aluminum was approximately 19.45 million tonnes, representing a year-on-year increase of 24.3% and the domestic consumption of primary aluminum was approximately 19.50 million tonnes, representing a year-on-year increase of 15.4%. As of the end of December in 2011, the capacity utilization rate of primary aluminum enterprises in the world (inclusive of the PRC) was 84%, while that of the PRC was 83%.

Alumina Market

In 2011, international and domestic prices of spot alumina showed an upward then downward trend. At the beginning of the year, prices of primary aluminum and alumina gradually surged as the economy was gathering pace, but after September the price of alumina fell in tandem with aluminum price. The international price of spot alumina peaked at USD440 per tonne, and hit the trough at USD310 per tonne, with an average price of USD413 per tonne, representing a year-on-year increase of 19%; whereas the domestic price of alumina peaked at RMB3,000 per tonne, and hit the trough at RMB2,600 per tonne, with an average of RMB2,786 per tonne, representing a year-on-year decrease of 3%.

The global output of alumina for 2011 was approximately 90.67 million tonnes, representing a year-on-year increase of 10.6% and the consumption was approximately 89.40 million tonnes, representing a year-on-year increase of 7.9%. The domestic output of alumina was approximately 38.81 million tonnes, representing a year-on-year increase of 24.4%; the demand for alumina was approximately 39.04 million tonnes, representing a year-on-year increase of 10.5%; imported alumina amounted to approximately 1.88 million tonnes in 2011, representing a year-on-year decrease of 56.4%. As of the end of December 2011, the capacity utilization rate of alumina enterprises in the world (inclusive of the PRC) was 89.3%, while that of the PRC was 81.9%.

Aluminum Fabrication Market

In China, the building, transportation and power industries accounted for approximately two-thirds of the aluminum consumption. With the 2010 macro control policies on real estate coming into play and the rolling out of regulatory measures on car purchases in certain cities in 2011, construction of commodity housing and automobile sales have been impacted to a considerable extent, which resulted in a slowing down of growth of aluminum consumption in 2011.

Business Review

In 2011, in face of an acute and complicated operational environment with upward adjustments in interest rates, tariff hikes and mounting raw materials prices as well as volatility in aluminum price, the Group adhered to structural adjustments and strategic transformation measures aiming at bringing down costs while increasing efficiency, sustaining production and operation as well as ensuring capital stability to reap profits. Such measures include tapping new income sources, cutting expenditure, optimum utilization of assets, tightened investment control and strengthened fundamental management. Meanwhile, the Group has propelled the development of new businesses such as coal and iron ore, achieving initial results in strategic transformation.

1.

Achieving more synergies through leveraging resources advantages in full and optimizing integrated operations. In 2011, the output of self-owned bauxite mines amounted to 13.56 million tonnes, representing a year-on-year increase of 6.5%, the output of alumina amounted to 11.01 million tonnes, representing a year-on-year increase of 8.7%; the output of alumina chemicals amounted to 1.19 million tonnes, representing a year-on-year decrease of 0.8%; the output of primary aluminum products amounted to 3.91 million tonnes, representing a year-on-year increase of 1.6%; and the output of aluminum fabrication products amounted to 0.62 million tonnes, representing a year-on-year increase of 5.8%.

2.

Continuously implement operational transformation and practical management. Through conceptual changes and suitable operational management methods, we are enhancing our transformation ability and extending the scope of our transformation. The Group has extended and applied business transformation to 13 subsidiaries based on the business experience from trial operational transformation of pilot companies, and has acheived positive results.

3.

Through continuous strengthening of market analysis, research and decision making to enhance our scientific decision-making ability and to fully utilise centralized sales advantages to bolster market position and influence; to further promote the application of e-platform for commercial procurement, with a goal to achieve 100% connection rate for bulk commodities.

4.

Control debt size and optimise debt structure. To ensure that we are able to meet our financing needs, the Group is actively expanding its financing sources, rationalizing its financial arrangements to increase its capital utilization rate while trimming capital cost and minimizing financial risks. Through carrying out special projects to minimize its capital utilization, the Group has increased its cash flow.

5.

Deepening structural adjustments. Through continuously strengthened its mines under construction, the Group has speeded up the construction of mines under construction and commencement of construction of key new mines. While focusing on speeding up alumina restructuring projects through increased production capacity and inventory sales, the Group has achieved solid progress in the implementation of integrated coal-electricity-aluminum projects in the western region of China. Annual capacity of newly added mines amounted to 1.50 million tonnes, additional alumina capacity amounted to 1.90 million tonnes and aluminum capacity amounted to 0.39 million tonnes.

6.

Strengthening research and application of key new technologies to new products; self-innovative products have achieved favourable results in loss control, profit contribution; restructuring, energy saving and emission reduction. The new materials researched and developed by the Group have further enhanced our supply ability in the transportation, electricity power, aviation and aerospace industries, and the Group has the ability to produce and supply in bulk materials for use in high-speed trains and in underground railway materials. Satisfactory results have also been obtained in respect of energy saving and efficiency enhancement from the transformation and application of core technologies to alumina and aluminum production.

7.

Active pursuit of strategic transformation. Following the signing of the settlement agreement between Rio Tinto and the Government of Guinea, the Group signed a side letter with Rio Tinto in respect of the Joint Development Agreement and set up a joint venture entity between a Chinese consortium comprising the Company and three other domestic leading enterprises in the steel, port building, railway construction industries, and the China-Africa Development Fund, which marked a positive stride in pushing ahead the Simandou Project. The commencement of the foundation work for the first 5 million tonnes coal production base in Gansu Province marked positive developments of the Group in the exploration of coal resources in regions such as Gansu, Xinjiang and Inner Mongolia. In addition, CIT, a subsidiary of the Group, has entered into a long-term coking coal trading agreement in respect of the coal from the TT Mine with Mongolia Erdenes MGL LLC, which marked the beginning of another stable source of coal supply through international trading.

8.

Breakthrough achievement in the key bauxite resources development project in Laos. A Hong Kong subsidiary of the Group, has entered into a joint venture agreement with Laos Services Co., Ltd. pursuant to which a joint venture was officially established and has obtained approvals from the relevant government authorities and certificates for transfer of registered rights. At present, the bauxite mine zones are under general survey, while exploration work is proceeding smoothly as scheduled. The smooth progress of this project will lay down a solid foundation for our sustainable development in long term and is expected to become our major overseas production base and raw materials supply base.

Dividends

The Board does not recommend any payment of final dividends for the year ended December 31 2011. This proposal is subject to shareholders' approval at the forthcoming 2011 annual general meeting.

Financial Results

The revenue of the Group for the year ended December 31, 2011 amounted to RMB145.874 billion, representing a year-on-year increase of 20.56%. Profits for the year attributable to the equity holders of the Company were RMB0.238 billion. Earnings per share attributable to the equity holders of the Company was RMB0.02.

Business Outlook and Prospects

In 2012, the recovery of the global economy will still be subject to certain uncertainties and risks of economic downturns arising from the euro debt crisis. As a developing country, China is still in the process of urbanization and industrialization, which provides a promising prospect for the aluminum market. With the recovery of the economy, aluminum consumption will increase to be followed by increase in aluminum price. The Group will continuously strengthen its efforts to bring down costs whilst improve its efficiency, push ahead operational transformation and restructuring adjustments as well as expedite strategic transformation with a view to enhancing levels of profits and risks resistance. To this end, the Group will put efforts on the following key aspects:

1.	Continue to press ahead operational transformation and fasten the formation of a business system with the Group's unique features with a view to refining its levels of management;

2.

Maintain its focus on tapping internal potentials, reducing costs and enhancing efficiency whilst optimizing and improving production and operation analysis through stronger benchmark management, continuous optimization of production targets, lowered consumption and expenditure as well as to prepare flexible production plan according to market conditions;

3.

Actively pursue strategic transformation projects by focusing on strategic transformation and structural adjustments; strengthen the efforts in the construction of restructuring projects to meet production standards and targets to achieve fast investment returns; create the opportunities and ensure the commencement of construction of proposed key restructuring projects;

4.	Reinforce capital management with active use of existing capital; more active use of debt financing instruments to further optimize debt structure to reduce capital cost;

5.

Accelerate breakthroughs in key technologies, increase the rates of transformation and contribution of technological achievements, promote commercial optimization and upgrading, raise the standard of production equipment and consolidate our leading position in technology;

6.	Continue to focus on acquiring resources and energy and fasten the development of resources and energies projects at home and abroad.

In 2012, we will put unremitting efforts in strengthening structural adjustments, expanding the scope of our operational transformation and expediting strategic transformation in a bid to bring more valuable returns to our shareholders.

Xiong Weiping
Chairman

Beijing, the PRC
March 16, 2012

Management's Discussion and Analysis of Financial Conditions and Results of Operations

The following discussion should be read in conjunction with the financial information of the Group together with the accompanying notes included in this report.

Business Segments

The Group is principally engaged in alumina refining, primary aluminum smelting, aluminum fabrication products and the trading of related products. The Group organizes its operations according to the following business segments:

Alumina segment, which consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group's aluminum plants and externally to customers outside the Group. This segment also includes the production and sales of chemical alumina and metal gallium.

Primary aluminum segment, which consists of procuring alumina and other raw materials, supplemental materials and electricity power, smelting alumina to produce primary aluminum and selling them to the Group's internal aluminum fabrication plants and external customers. This segment also includes the production and sales of carbon products and aluminum alloy products.

Aluminum fabrication segment, which consists of procuring primary aluminum, other raw materials, supplemental materials and electricity power, and further processing primary aluminum for the production and sales of seven main aluminum fabricated products, including casts, planks, screens, extrusions, forges, powder and die castings.

Trading segment, which consists of the trading of alumina, primary aluminum, aluminum fabrication products, other non-ferrous metal products and raw materials and supplemental materials to internal manufacture plants and external customers in the PRC

Headquarters and other operating segments, which mainly include management of headquarters, research and development activities.

Results of Operations

The Group's net profit attributable to the equity holders of the Company for 2011 was RMB238 million, representing a significant decrease from a profit of RMB778 million of the preceding year. This was mainly attributable to the rise in finance cost arising from the consecutive interest hikes under the macro control of the State, the increase in the size of interest-bearing debts of the Company, and the surge in the cost of raw materials, fuels and powers resulting in lowering of the profit margin of the Group's certain major products.

Revenue

The Group's revenue for 2011 was RMB145,874 million, representing an increase of RMB24,879 million or 20.56% from RMB120,995 million of the preceding year. This was mainly attributable to the increase in the external sales and trading volume of the Group's major products.

Cost of Sales

Total cost of sales of the Group was RMB138,111 million for 2011, representing an increase of RMB24,761 million or 21.84% from RMB113,350 million of the preceding year. This was mainly attributable to the continuous increase in the prices of raw materials and fuels and powers, the increase in external sales and trading volume of the Group's major products.

Selling and Distribution Expenses

The Group's selling and distribution expenses for 2011 was RMB1,623 million, representing an increase of RMB50 million or 3.18% from RMB1,573 million of the preceding year. This was mainly attributable to the increase in external sales of the Group's major products, which led to an increase in relevant direct selling expenses.

General and Administrative Expenses

The Group's general and administrative expenses for 2011 were RMB2,779 million, representing an increase of RMB155 million or 5.91% from RMB2,624 million of the preceding year. This was mainly attributable to the net effect of an increase in fees and expenses due to the new establishments of the Group during the year and a decrease in controllable expenses out of general and administrative expenses as compared with the preceding year, as a result of the Company's measures to reduce costs and enhance efficiency.

Impairment Loss on Property, Plant and Equipment

The impairment loss on property, plant and equipment of the Group for 2011 was RMB280 million, which was mainly attributable to additional impairment charge of RMB278 million for the Aurukun Project in Australia during the year.

In June 2011, the Queensland State Government of Australia terminated the negotiation on the joint development of bauxite resources in Aurukun, Australia. Therefore, the carrying value of the capitalized development expenditures pertaining to the Aurukun Project was fully provided for after netting off with the relevant government subsidy. Accordingly, an impairment charge of RMB278 million was recognized. As of December 31, 2011, all carrying value of the related capitalized development expenditures have been fully provided for.

Other income

The Group's other income represented government grants which amounted to RMB186 million for the year ended December 31, 2011, representing a decrease of RMB143 million from RMB329 million of the preceding year.

Other Gains, Net

The Group's other gains, net was RMB538 million for 2011, representing an increase of RMB47 million from RMB491 million of the preceding year. This was mainly due to increase in realized gains from commodity future and option contracts as well as foreign currency forward contracts of the Group.

Operating Profit

Owing to the above major factors, the operating profit of the Group increased by RMB185 million from RMB3,402 million of the preceding year to RMB3,587 million for 2011.

Share of profit of jointly controlled entities

For the year ended December 31, 2011, the Group's share of profit of jointly controlled entities amounted to RMB122 million, representing a decrease of RMB112 million from RMB234 million for the preceding year, primarily due to a decrease in the share of profits from Guangxi Huayin Aluminum Co., Ltd.

Share of profit of associates

For the year ended December 31, 2011, the Group's share of profit of associates amounted to RMB403 million, representing an increase of RMB163 million from RMB240 million for the preceding year, primarily due to the increase in the share of profit of Jiaozuo Coal Group Xinxiang (Zhaogu) Energy Corporation Co., Ltd. as a result of increase in its sales volume.

Finance Costs, Net

The Group's net finance costs for 2011 was RMB3,294 million, representing an increase of RMB799 million or 32.02% from RMB2,495 million of the preceding year. This was primarily attributable to the increase in the size of interest-bearing debt and several upward adjustment of the interest rate under the macro control of the State during the year, resulting in an increase in the weighted average interest rate of the Group.

Income Tax

The Group's income tax expenses for 2011 was RMB127 million, representing a decrease of RMB284 million or 69.10% from RMB411 million of the preceding year. This was mainly attributable to the significant decrease in the Group's profit before tax for 2011 over the preceding year, which led to a corresponding decrease in income tax expenses; and the increase in deferred income tax assets arising from the changes in applicable income tax rate.

In 2011, the applicable tax of certain branches and subsidiaries of the company situated in the Western region of China changed from 15% to 25% upon expiration of the relevant preferential tax rate treatment. According to the requirements and conditions under the related policies newly enacted, these branches and subsidiaries were not approved to enjoy preferential tax rate by local tax authorities, as such, their recognized deferred tax assets were increased by approximately RMB115 million due to the increase in the future applicable tax rate.

Discussion of Segment Operations

Alumina Segment

Revenue

The Group's revenue from the alumina segment for 2011 was RMB31,127 million, representing an increase of RMB4,289 million or 15.98% from RMB26,838 million of the preceding year.

The revenue from internal sales of alumina segment for 2011 was RMB28,066 million, representing an increase of RMB3,376 million or 13.67% from RMB24,690 million of the preceding year.

The revenue from external sales of alumina segment for 2011 was RMB3,061 million, representing an increase of RMB913 million or 42.5% from RMB2,148 million of the preceding year.

External sales volume of alumina of the Group increased by 0.9888 million tonnes from 3.5156 million tonnes of the preceding year to 4.5044 million tonnes for 2011.

The average selling price of external sales of alumina of the Group (exclusive of value-added tax) increased by RMB111 per tonne or 4.66% from the selling price of RMB2,382 per tonne of the preceding year to RMB2,493 per tonne for 2011.

Segment Profit

As a result of the foregoing reasons, the Group's segment profit in the alumina segment decreased by RMB725 million from the profit of RMB1,077 million of the preceding year to RMB352 million for 2011 mainly due to the increase in the costs of raw materials and electricity power of the alumina segment from the previous year which offset the profit from increase in sales and selling prices.

Primary Aluminum Segment

Revenue

The Group's revenue from the primary aluminum segment for 2011 was RMB57,980 million, representing an increase of RMB4,725 million or 8.87% from RMB53,255 million of the preceding year.

The revenue from internal sales of primary aluminum segment for 2011 was RMB26,092 million, representing a decrease of RMB756 million or 2.82% from RMB26,848 million of the preceding year.

The revenue from external sales of primary aluminum segment for 2011 was RMB31,888 million, representing an increase of RMB5,481 million or 20.76% from RMB26,407 million of the preceding year.

The Group's external sales volume of primary aluminum products decreased by 0.0873 million tonnes from 3.6435 million tonnes of the preceding year to 3.5562 million tonnes for 2011.

The Group's external average selling price of primary aluminum products increased by RMB971 per tonne or 7.19% from the external average selling price of RMB13,498 per tonne of the preceding year to RMB14,469 per tonne for 2011.

Segment Profit

The Group's segment profit in the primary aluminum segment for 2011 was RMB905 million, representing an increase of profit of RMB546 million from the profit of RMB359 million of the preceding year. Included in this segment profit was share of profit of associates of RMB390 million, representing an increase of RMB160 million from RMB230 million of the preceding year, which was mainly due to the enhanced profit of the Company's associates engaged in coal production as a result of the increase of their production volume.

Aluminum Fabrication Segment

Revenue

The Group's revenue from the aluminum fabrication segment for 2011 was RMB11,795 million, representing an increase of RMB1,329 million or 12.7% from RMB10,466 million of the preceding year.

Segment Loss

The Group's segment loss in the aluminum fabrication segment for 2011 was RMB336 million, representing an increase of RMB12 million in loss or 3.7% from the loss of RMB324 million of the preceding year.

Trading Segment

Revenue

The Group's revenue from the trading segment for 2011 was RMB109,172 million, representing an increase of RMB19,031 million or 21.11% from RMB90,141 million of the preceding year.

The revenue from internal sales of trading segment was RMB9,848 million for 2011, representing an increase of RMB1,689 million or 20.70% from RMB8,159 million of the preceding year. Among which, the internal sales of products purchased from internal sources of the Group was RMB406 million, whereas the internal sales of products purchased from external sources of the Group was RMB9,442 million.

The revenue from external sales of trading segment was RMB99,324 million in 2011, representing an increase of RMB17,342 million or 21.15% from RMB81,982 million of the preceding year. Among which, the external sales of products produced by the Group and sold through the trading segment was RMB35,916 million, whereas the external sales of commodities purchased from external sources of the Group was RMB63,408 million.

Segment Profit

The Group's segment profit in the trading segment for 2011 was RMB671 million, representing a decrease of RMB190 million or 22.07% from the profit of RMB861 million of the preceding year.

Headquarters and Other Operating Segments

Revenue

The Group's revenue from the headquarters and other operating segments for 2011 was RMB176 million, representing a decrease of RMB14 million or 7.37% from RMB190 million of the preceding year.

Segment Loss

The Group's segment loss in headquarters and other operating segments for 2011 was RMB1,051 million, representing an increase of RMB561 million in loss from the loss of RMB490 million of the preceding year, mainly due to an increase of RMB530 million in finance costs as a result of continued interest rate raises by the government for macro control purposes and increase in the Company's interest-bearing debts.

Assets and Liabilities

Current Assets and Liabilities

As of December 31, 2011, the Group's current assets amounted to RMB49,970 million, representing an increase of RMB8,645 million from RMB41,325 million as of the beginning of 2011.

As of December 31, 2011, the Group's cash and cash equivalents amounted to RMB11,645 million, representing an increase of RMB2,149 million as compared with RMB9,496 million as of the beginning of 2011.

As of December 31, 2011, the Group's net inventories amounted to RMB24,124 million, representing an increase of RMB2,344 million from RMB21,780 million as of the beginning of 2011, primarily due to the surge in prices of major products and raw materials and fuel as compared with the beginning of the year as well as an increase in inventories upon an expansion of the Group's newly commissioned capacity, while the increase of RMB266 million in provision for inventory impairment as compared with the beginning of the year had partially offset the above increments.

As of December 31, 2011, the Group's current liabilities amounted to RMB62,360 million, representing an increase of RMB6,626 million from RMB55,734 million as of the beginning of 2011, primarily due to the the replenishment of liquidity resulting from the Company's efforts in optimization of its debt portfolio and an increase in short-term loans.

As of December 31, 2011, the current ratio of the Group was 0.80, representing an increase of 0.06 from 0.74 as of the end of 2010, and the quick ratio was 0.41, representing an increase of 0.06 from 0.35 as of the end of 2010.

Non-current Liabilities

As of December 31, 2011, the Group's non-current liabilities amounted to RMB36,619 million, representing an increase of RMB8,217 million from RMB28,402 million as of the beginning of 2011, primarily due to the issuance of medium-term notes and the non-public issuance of debt financing instruments.

As of December 31, 2011, the debt to asset ratio of the Group was 62.99%, representing an increase of 3.46 percentage points from 59.53% as of the end of 2010.

MEASUREMENT OF FAIR VALUE

The Group strictly adopted policy for recognition, measurement and disclosure of fair value in accordance with the requirements on fair value under the relevant accounting principles, and undertook responsibility for the truthfulness of the measurement and disclosure of fair value. Currently, save as its available-for-sale investments and financial assets and liabilities at fair value through profit or loss (including derivative instruments) are accounted at fair value, others were stated at historical cost.

As of December 31, 2011, the commodity future contracts and foreign currency forward contracts held by the Group, which were accounted for as financial assets at fair value through profit or loss, amounted to RMB4 million and RMB2 million, respectively, representing an increase of RMB4 million and a decrease of RMB15 million, respectively, as compared with the end of 2010. The changes were accounted for as losses on changes in fair value. The amount of future contract for commodity held measured at fair value and accounted for as financial liabilities at fair value through profit or loss was RMB2 million, representing a decrease of RMB7 million from RMB9 million at the end of 2010. The changes were accounted for as gains from changes in fair value.

PROVISION FOR INVENTORY IMPAIRMENT

On December 31, 2011, the Group conducted valuation on the net realizable value of its inventories on basis of the estimated selling price of the finished goods when available for sale. The valuation took into account the intra-group matching of sales plans and production schedules of alumina plants and aluminum smelters, financial budget, inventory turnover, inventory purposes and post balance sheet events. Upon a comprehensive assessment, the provisions for inventory impairment for inventories held as of December 31, 2011 amounted to RMB375 million, representing an increase of RMB266 million as compared with the provisions for impairment of RMB109 million at the end of 2010, primarily due to an increase of RMB266 million in the provision for inventory impairment for the period due to the fact the net realizable value of inventories it held was lower than the carrying value as of the end of the reporting period.

Owing to its features of the inventory turnover process and production process, the Company needs time to process raw materials and work-in-progress inventory into finished goods. Therefore, based on the estimated selling price of finished goods when available for sale, the net realizable value could truly reflect the Company's financial conditions and operating results, and such method is more suitable for its production operation. Principal factors taken into consideration included: the Company has formed a comprehensive industry chain (its scope of business covers the exploration and mining of bauxite, smelting of alumina and primary aluminum, production of aluminum alloy and refined processing of aluminum products), the continuity and integrity between its inventory turnover process and production process, and continuous processing that is required for turning raw materials and work in progress inventory into finished goods. These factors required the Group to adopt an all-round approach in calculating the provision for impairment and use the estimated selling price when available for sale to determine the net realizable value of raw materials and work in progress inventory. Based on reliable evidence such as executed sales contract, net realizable value is measured by the estimated selling price less the estimated costs, expenses and taxes for completing the sale, after taking into account the inventory nature, volume, purpose and price fluctuation, the production and operation budget and post balance sheet event. For finished goods inventory, net realizable value is calculated based on the contract price, or for quantities that exceed the contracted volumes, based on the actual selling price from the balance sheet date to the reporting date and the estimated selling price when available for sale. For raw materials and work in progress inventory, the Group has established a model for calculating impairment provision, which estimates the costs to be incurred based on the expected time of sale determined by the Group's production capacity and cycles, the correlation among raw materials, work in progress, production capacity and volume, and the calculation is based on the estimated selling price of such finished goods produced and processed are available for sale.

The relevant accounting policy of the Company has always adopted the same approach to determine the net realizable value of the inventories and the provisions of inventories impairment on a consistent basis.

CAPITAL EXPENDITURES, CAPITAL COMMITMENTS AND INVESTMENTS UNDERTAKINGS

As of December 31, 2011, the Group's accumulated project investment expenditures amounted to RMB10,946 million, which consisted mainly of investments in energy saving and consumption reduction, environmental protection, mine construction and scientific research, including projects such as the expansion and environmental protection alumina project of Guizhou branch, environmentally friendly energy-saving renovation aluminum project of Zunyi Aluminum, Liancheng branch's project in relation to the phasing out of obsolete capacity and environmental protection and energy saving as well as the expansion of Bayer-process ore dressing project of Lanzhou Branch. As of December 31, 2011, the Group's capital commitment for investment in property, plant and equipment amounted to RMB39,976 million, of which those contracted but not provided for amounted to RMB6,451 million and those authorized but not contracted for amounted to RMB33,525 million.

Cash and Cash Equivalents

As of December 31, 2011, the Group's cash and cash equivalents amounted to RMB10,591 million, including foreign currency deposits of RMB296.9 million, RMB18.3 million, RMB6.4 million and RMB6.4 million denominated in US dollars, Hong Kong dollars, Australian dollars and Euro, respectively.

Cash Flows from Operating Activities

For the year ended December 31, 2011, the Group's net cash generated from operating activities amounted to RMB2,490 million, representing a decrease of RMB4,614 million from RMB7,104 million of the preceding year, mainly attributable to the increase in trading volume following the Group's business expansion as well as the increase in utilization of liquidity attributable to newly commissioned production capacity.

Cash Flows from Investing Activities

For the year ended December 31, 2011, the Group's net cash used in investing activities amounted to RMB9,715 million, representing an increase of RMB1,455 million from RMB8,260 million of the preceding year.

Cash Flows from Financing Activities

For the year ended December 31, 2011, the Group's net cash flow generated from financing activities amounted to RMB8,842 million, representing an increase of RMB6,124 million from RMB2,718 million of the preceding year. This was mainly due to the increase of external debt financing during the year.

Directors' Report

The Board hereby submits the Directors' Report together with the audited financial statements for the year ended December 31, 2011.

Principal Activities

The Group is the largest producer of alumina, primary aluminum and aluminum fabrication in the People's Republic of China (the "PRC"). The Group is principally engaged in mining of bauxite, manufacturing and distribution of alumina, primary aluminum and aluminum fabrication products, operating of coal and iron ore businesses as well as trading of non-ferrous metal products sourced from external suppliers. The scope of business of the Group includes the development of bauxite-related resources, the production, fabrication and distribution of bauxite, carbon and other smelted products.

Financial Summary

The results of the Group for the year ended December 31, 2011 are set out in the consolidated statement of comprehensive income on pages 113 to 114. A five-year financial summary of the Group is set out on pages 9 to 11.

Dividend

The Board does not recommend any payment of final dividend for the year ended December 31, 2011.

Total dividends paid during the preceding two years are as follows:

	Year 2010	Year 2009

Total dividends paid: (RMB million)	154	nil
Ratio to profits attributable to equity holders
of the Company: (%)	20	nil

Share Capital

Details of the share capital of the Company are set out in Note 19 to the consolidated financial statements.

Debentures

Details of debentures of the Company are set out in Note 21 to the consolidated financial statements.

Reserves

Movements in the reserves of the Group and of the Company during the year are set out in the consolidated statement of changes in shareholders' equity on pages 115 to 116 and Note 20 to the consolidated financial statements, respectively.

Property, Plant and Equipment

Details of the movements in property, plant and equipment of the Group and of the Company are set out in Note 7 to the consolidated financial statements.

Distributable Reserves

Pursuant to Article 184 of the Articles of Association of the Company, where there are differences between PRC accounting standards and the accounting principles generally accepted in Hong Kong, the distributable reserves for the relevant period shall be the lesser of the amounts shown in the two different financial statements. As such, as of December 31, 2011, the distributable reserves of the Group amounted to approximately RMB18.59 billion.

Use of Fund Raising Proceeds

During the year, the Company did not raise any proceeds or use any proceeds brought forward from previous periods.

Use of Non-Fund Raising Proceeds

During the year, the uses of funds not derived from fund-raising proceeds are set out as follows:

(1)

The proposed investment of the alumina project of Shanxi Huaxing Alumina in Xing County is RMB4.718 billion. By the end of 2011, the Company had invested RMB0.774 billion. The project is expected to be completed and commence production by 2013, with an annual alumina production capacity of 800,000 tonnes.

(2)

The proposed investment of the Zhongzhou branch's expansion of Bayer-process ore dressing project is RMB2.870 billion. By the end of 2011, the Company had invested RMB2.065 billion. The project has completed and commenced production, with an alumina production capacity of 950,000 tonnes.

(3)

The proposed investment of the Guangxi alumina exploration project is RMB0.999 billion. By the end of 2011, the Company had invested RMB0.817 billion. The project is expected to be completed and commence production by the end of 2011, with an alumina production capacity of 480,000 tonnes.

(4)

The proposed investment of the Liancheng technological renovation project, which involves the phasing out of obsolete capacity and introduction of environment protection and energy saving technologies, is RMB3.803 billion. By the end of 2011, the Company had invested RMB2.983 billion. The project has completed and commenced production in 2011, with an aluminum production capacity of 388,000 tonnes.

(5)

The proposed investment of the Northwest Aluminum Foil Project is RMB1.086 billion. By the end of 2011, the Company had invested RMB0.912 billion. The project has completed construction and is currently under trial run, with capacity of 35,000 tonnes of aluminum fabrication products.

Pre-emptive Rights

Pursuant to the Articles of Association of the Company and the PRC laws, there are no pre-emptive rights that require the Company to offer new shares to its existing shareholders on a pro-rata basis.

Donations

The Group had donated approximately RMB19.18 million during the year (2010: approximately RMB21.92 million).

Litigation and Contingent Liabilities

(a)	Litigation

There was no material litigation pending during the year which was required to be disclosed.

(b)	Contingent Liabilities

During the year, the Group had no material contingent liabilities required to be disclosed.

Directors and Supervisors

The Directors and Supervisors during the year and up to the date of this report were:

Executive Directors

Xiong Weiping	re-appointed on June 22, 2010
Luo Jianchuan	re-appointed on June 22, 2010
Liu Caiming#	appointed on May 31, 2011
Liu Xiangmin	re-appointed on June 22, 2010

Non-executive Director

Shi Chungui	re-appointed on June 22, 2010
Lv Youqing	appointed on June 22, 2010

Independent non-executive Directors

Zhang Zhuoyuan	re-appointed on June 22, 2010
Wang Mengkui	re-appointed on June 22, 2010
Zhu Demiao	re-appointed on June 22, 2010

Supervisors

Ao Hong	re-appointed on June 22, 2010
Yuan Li	re-appointed on June 22, 2010
Zhang Zhankui	re-appointed on June 22, 2010

Profiles of the Directors and Supervisors are set out on pages 16 to 23.

#

On February 23, 2011, at the 11th meeting of the 4th session of the Board, it was resolved by way of communications the appointments of Mr. Liu Caiming as the Senior Vice President and Chief Financial Officer of the Company, and Mr. Liu Caiming was nominated as a candidate for appointment as an executive Director of the 4th session of the Board of the Company. At the 2010 annual general meeting of the Company held on May 31, 2011, Mr. Liu Caiming was elected as an executive Director of the 4th session of the Board of the Company.

On May 27, 2011, at the 15th meeting of the 4th session of the Board, it was resolved by way of communications the appointment of the existing Vice President, Mr. Liu Xiangmin, as the Senior Vice President of the Company.

Directors' and Supervisors' Service Contracts and Remuneration

Pursuant to Articles 104 and 145 of the Articles of Association of the Company, the term of office for a Director or a Supervisor is three years, subject to re-election. Each Director and Supervisor has therefore entered into a service contract with the Company for a term of three years, but such service contracts are not terminable by the Company within one year without payment of compensation (other than statutory compensation). Details of the Directors' and Supervisors' remunerations and remunerations of the five highest paid individuals are set out in Note 31 to the consolidated financial statements. For the year ended December 31, 2011, there were no arrangements under which any Director or Supervisor of the Company had waived or agreed to waive any remuneration.

Interests of Directors, Chief Executive and Supervisors in Shares of the Company and Its Associated Corporations

During the year ended December 31, 2011, none of the Directors, chief executive, Supervisors or their respective associates had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of the Hong Kong SFO), which are (a) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the Hong Kong SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the Hong Kong SFO; (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

During the year ended December 31, 2011, none of the Directors, chief executive, Supervisors, senior management or their respective spouses or children under eighteen was given any right to acquire shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of the Hong Kong SFO).

Interests of Directors and Supervisors in Contracts

During the year ended December 31, 2011, none of the Directors or Supervisors had any material direct or indirect interest in any contract of significance to which the Company or any of its subsidiaries was a party.

Employees and Pension Schemes

As of December 31, 2011, the Group had 101,259 employees. The remuneration package includes salaries, bonuses and allowances. Employees also receive benefits including medical care, housing subsidies, child care and education, retirement pension and other benefits.

In accordance with applicable PRC regulations, the Group has currently enrolled in pension schemes organized by various provincial and municipal governments, under which each of the Group's plants is required to contribute a fixed percentage of its employees' salaries, bonuses and various allowances to the schemes. The specific percentage, which is around 20%, varies from plant to plant depending on the difference in locality of the plant and the average age of the employees.

Repurchase, Sale and Redemption of the Company's Shares

The Company did not redeem any of its shares during 2011. Neither the Company nor any of its subsidiaries purchased or sold any of its shares during 2011.

Management Contracts

No contracts concerning the management or administration of the whole or any substantial part of the business of the Company were entered into or subsisted during the year.

Major Customers and Suppliers

For the year ended December 31, 2011, no more than 30% of the Company's total sales was attributable to the five largest customers of the Company.

For the year ended December 31, 2011, no more than 30% of the Company's total cost of sales was attributable to the raw materials provided to the Company by the five largest suppliers of the Company.

Code on Corporate Governance Practices

For the year ended December 31, 2011, save for the deviation in respect of segregating the roles of chairman and chief executive officer, the Company was in compliance with the principles and code provisions of the Code on Corporate Governance Practices (the "CG Code") set out in Appendix 14 of the Hong Kong Listing Rules and the Internal Control Guidelines for Listed Companies of the Shanghai Stock Exchange.

The Articles of Association, the Terms of Reference of the Audit Committee, the Terms of Reference of the Supervisory Committee and the Code of Conduct Regarding Securities Transactions by the Directors, Supervisors and Specific Employees form the framework for the code of corporate governance practices of the Company. The Board has reviewed its corporate governance documents and is of the view that such documents, except for the principle regarding segregation of the roles of chairman and chief executive officer, have incorporated the principles and code provisions in the CG Code as set out in Appendix 14 of the Hong Kong Listing Rules and the Internal Control Guidelines for Listed Companies of the Shanghai Stock Exchange.

Audit Committee

The written terms of reference in relation to the authorities and duties of the Audit Committee were prepared and adopted in accordance with and with reference to "A Guide for the Formation of an Audit Committee" published by the Hong Kong Institute of Certified Public Accountants and Rule 10A-3 of U.S. Securities and Exchange Commission.

The consolidated financial statements of the Company for the year ended December 31, 2011 have been reviewed by the Audit Committee of the Company.

Auditor

The financial statements have been audited by PricewaterhouseCoopers, who will retire and not offer themselves for re-appointment at the forthcoming 2011 Annual General Meeting.

The Company has not changed its auditor in any of the three preceding financial years.

Xiong Weiping
Chairman

Beijing, the PRC
March 16, 2012

Report of the Supervisory Committee

Dear Shareholders,

On behalf of the fourth session of the Supervisory Committee of Aluminum Corporation of China Limited, I would like to submit to the Annual General Meeting a report on the work of the Supervisory Committee for the year ended December 31, 2011.

During the year, the Supervisory Committee attended general meetings and Board meetings held by the Company pursuant to duties given by the Company Law and the Articles of Association, focusing on ways to adapt to the Company's changing development, enhance its operating transparency and standardization, build up the Company's corporate credible image in the capital market, in particular to effectively protect interests of investors, especially interests of small and medium-sized investors, to hear the reports relating to the Company's production, operation, investment and finance etc. as well as to supervise the material decision making process of the Company.

1.	Members of the Supervisory Committee

The fourth session of the Supervisory Committee of the Company comprised 3 members: namely Mr. Ao Hong, Mr. Yuan Li and Mr. Zhang Zhankui, with Mr. Ao Hong serving as the chairman thereof. Among the members in the fourth session of the Supervisory Committee of the Company, Mr. Ao Hong and Mr. Zhang Zhankui were Supervisors representing the shareholders, whereas Mr. Yuan Li was an employee-representative Supervisor. The term of office of all Supervisors of the fourth session of the Supervisory Committee of the Company will expire at the conclusion of the Company's 2012 annual general meeting.

2.	Supervisory Committee Meetings

During the year, four Supervisory Committee meetings were held by the Supervisory Committee of the Company, which mainly involved the following:

The fourth meeting of the fourth session of the Supervisory Committee was held on February 28, 2011 with three Supervisors attending the meeting (3 persons with valid votes), which was in accordance with the requirements of the Company Law and the Articles of Association. The meeting considered and approved the annual report of 2010, the 2010 Work Report of the Supervisory Committee, the 2010 Corporate Social Responsibility Report and 2010 Self-assessment Report on Internal Control.

The fifth meeting of the fourth session of the Supervisory Committee was held by means of written resolution on April 21, 2011, which was in accordance with the requirements of the Company Law and the Articles of Association. The Supervisory Committee considered and approved the 2011 First Quarterly Financial Report of the Company and Work Plan for Implementation of Internal Control Standardization for 2011.

The sixth meeting of the fourth session of the Supervisory Committee was held on August 26, 2011. Two Supervisors attended the meeting with 3 valid votes, which was in accordance with the requirements of the Company Law and the Articles of Association. The meeting considered and approved the 2011 Interim Financial Report of the Company.

The seventh meeting of the fourth session of the Supervisory Committee was held by way of written resolution on October 25, 2011, which was in accordance with the requirements of the Company Law and the Articles of Association. The Supervisory Committee considered and approved the 2011 Third Quarterly Financial Report of the Company.

3.	Major Duties of the Supervisory Committee and its Independent Opinion

During the year, the Supervisory Committee of the Company performed its duties in a diligent manner in accordance with the terms of reference prescribed by the Company Law and the Articles of Association.

(I)	Inspection of Implementation of Resolutions of the General Meetings

Members of the Supervisory Committee attended the general meetings and Board meetings as observers. No objection had been made to the reports and proposals submitted by the Board to the general meetings for consideration. The Supervisory Committee exercised supervision and inspection on implementation of the general meetings' resolutions by the Board, the Directors and the senior management. The Supervisory Committee is of the opinion that the Directors and management of the Company have diligently discharged their responsibilities in accordance with the resolutions approved by the general meetings. None of the Directors and management of the Company was found to have violated any laws or regulations or Articles of Association nor taken any act which jeopardized the interests of the Company and shareholders in discharging their duties up to present.

(II)	Inspection of Legal Compliance of the Company's Operations

The Supervisory Committee exercised supervision in routine work over the legal compliance and legality of the Company's operation and management. It has also exercised supervision over the work performance of the Company's Directors and senior management. The Supervisory Committee is of the opinion that the legal compliance of the Company's operation, together with its business and decision-making procedures, have complied with the relevant provisions of the Company Law and the Articles of Association; the Directors and senior management of the Company have discharged their duties according to the principle of diligence and good faith; and no violations of any laws, regulations or the Articles of Association and damages to the interests of the Company have been found during the discharging of duties by the abovementioned staffs during the reporting period.

(III)	Inspection of the Company's Financial Position

During the year, the Supervisory Committee verified cautiously the financial statements of each period, and supervised and inspected the Company's implementation of relevant financial policies and legislation as well as details on the Company's assets, financial income and expenditure and connected transactions. It is of the opinion that the operating results achieved by the Company were true and all the connected transactions were entered into on a fair basis. The financial reports of the Company truly reflected the financial status and operating results of the Company. The preparation and review procedures for the reports were in compliance with the requirements of laws and regulations, the Articles of Association and the Company's internal control system. Information on the significant events of the Company over the past year has been disclosed pursuant to relevant regulations. The preparation and disclosure of information of the Company were strictly in accordance with the principles of truthfulness, timeliness, accuracy, completeness and fairness. The Supervisory Committee approved the Company's financial and audit reports presented by PricewaterhouseCoopers, the international auditor and PricewaterhouseCoopers Zhong Tian CPAs Company Limited, the domestic auditor.

(IV)	Inspection of the Utilization of Proceeds Raised by the Company

During the reporting period, the Company had no proceeds raised or funds brought forward from previous periods.

(V)	Inspection of the Acquisitions and Disposals of the Company's Assets

The Supervisory Committee is of the opinion that during the year, the consideration for the acquisition and disposal of assets by the Company was fair, without insider dealings and acts impairing the interests of the shareholders or leading to a loss in the Company's assets.

(VI)	Inspection of Connected Transactions of the Company

During the reporting period, the procedures for entering into connected transactions by the Company were in compliance with the requirements under the Hong Kong Listing Rules. Information on connected transactions was timely and sufficiently disclosed and the contracts of connected transactions observed the principles of fairness and integrity, without acts impairing the interests of the shareholders and the Company.

(VII)	Review of Self-assessment Report on Internal Control

During the reporting period, the Supervisory Committee attended work meetings of the Audit Committee of the Board held in February 2011 and August 2011 and listened to reporting in respect of the Company's internal control and examination and fully performed its role of guidance and supervision. The Supervisory Committee reviewed "2011 Assessment Report on Internal Control of the Company" and the "Draft Workings in respect of the Assessment of Directors on the Internal control of the Company'", and is of the opinion that the Company has established a myriad of comprehensive internal control systems applicable to the Company at all levels in accordance with the requirements of "Basic Principles of Corporate Internal Control" and "Guidelines on Internal Control for Companies Listed on the Shanghai Stock Exchange", thereby ensuring all business activities of the Company are carried out in a standardized and orderly manner and guaranteeing the safety and integrity of the Company's assets. The Supervisory Committee is of the view that the self-assessment on the internal control of the Compare is exhaustive, true and accurate in reflecting the status quo therein.

In 2012, the fourth session of the Supervisory Committee will not cease to perform the duties of the Company's standing supervisory body in a diligent manner in accordance with the terms of reference prescribed by the Articles of Association. The Supervisory Committee will also perform its duty of supervising the Company's operation, information disclosure, connected transactions, and aspects of financial reports of the Company and so forth. The Supervisory Committee will also be responsible for the supervision of the Board and its members and the senior management members of the Company, to prevent them from abusing their power and authorities and from jeopardizing the legal interests of the shareholders, the Company and its staff.

By Order of the
Supervisory Committee
Ao Hong
Chairman of the Supervisory Committee

Beijing, PRC
March 16, 2012

Report on Corporate Governance and Internal Control

Corporate Governance Practices

The Board has reviewed its corporate governance documents and internal control guidelines, and is of the view that, except for the overlapping roles of Chairman and CEO being performed by the same person, the Company has been in compliance with the code provisions in the "Code on Corporate Governance Practices" (the "CG Code") as set out in Appendix 14 of the Hong Kong Listing Rules and the Guidelines of the Shanghai Stock Exchange for the Internal Control of Listed Companies ("Internal Control Guidelines").

The Articles of Association, the scope of responsibilities of the Audit Committee, the scope of responsibilities of the Supervisory Committee and the Codes on Securities Dealings by Directors, Supervisors and Specified Employees, which constitute the framework for the codes on corporate governance of the Company. The Directors believe that, save for the overlapping of the roles of Chairman and CEO being performed by the same person, the internal corporate governance documents of the Company are more stringent than the CG Code and the Internal Control Guidelines in the following areas:

1.

In addition to the Independent Audit Committee, Remuneration Committee and Nomination Committee, the Company has also established the Development and Planning Committee, Executive Committee, Information Disclosure Committee and Occupational Health and Safety and Environment Committee.

2.

All members of the Independent Audit Committee are independent non-executive directors, of whom Mr. Zhu Demiao, the chairman, possesses extensive professional experience in finance, auditing and capital management and is the financial expert of the Board.

Securities Dealings by the Directors, Supervisors & Relevant Employees

The Board has formulated written guidelines on securities dealings by the Directors, Supervisors and relevant employees of the Company, the terms of which are more stringent than the required standards set out in the Model Code under Appendix 10 of the Hong Kong Listing Rules and the Listing Rules of the Shanghai Stock Exchange. Following a specific enquiry by the Company, all Directors, Supervisors and relevant employees have confirmed their compliance with the required standards set out in the written guidelines.

The Board

During the year, the fourth session of the Board of the Company consists of nine Directors, with four executive Directors, namely Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Caiming and Mr. Liu Xiangmin, two non-executive Directors, namely Mr. Shi Chungui and Mr. Lv Youqing, and three independent non-executive Directors, namely Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao. Mr. Xiong Weiping is the Chairman and CEO. On February 23, 2011, the nomination for Mr. Liu Caiming as the candidate for executive Directors of the fourth session of the Board of the Company was considered and approved at the 11th meeting of the fourth session of the Board. On May 31, 2011, Mr. Liu Caiming was officially appointed as an executive Director of the fourth session of the Board of the Company. On May 31, 2011, the Company published the announcement on the resolution of the 2010 annual general meeting which set out the matter regarding the appointment of Mr. Liu Caiming as an executive Director of the fourth session of the Board of the Company.

The Board confirmed that it has received the annual written confirmation of independence from each independent non-executive Director pursuant to Rule 3.13 of the Hong Kong Listing Rules, and after due enquiry, considered that Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao were independent.

Code Provision A.2.1 under Appendix 14 of the Hong Kong Listing Rules stipulates that the roles of Chairman and CEO should be separated and should not be performed by the same individual. Mr. Xiong Weiping is the Chairman and CEO of the Company. The Board believes that vesting the roles of both Chairman and CEO in the same person provides the Company with strong and consistent leadership and allows for effective and efficient planning and implementation of business decisions and strategies. The Board believes that such arrangement will not have negative influence on the balance of rights and authorizations between the Board and the management of the Company.

Each Director acted in the interests of the shareholders, and used his best endeavors to perform the duties and obligations in accordance with all the applicable laws and regulations. The duties of the Board include: deciding on the Company's business plans and investment proposals, formulating the Company's profit distribution and loss recovery proposals, determining the Company's capital operation proposals, and implementing shareholders' resolutions, etc.

The Chairman was responsible for ensuring that the Directors perform their requisite duties and obligations, and maintaining effective operation of the Board, as well as ensuring timely discussion of all major matters. The Chairman has separately discussed with the non-executive Directors, and fully understood their opinions and advices on the operation of the Company and the work of the Board.

The Secretarial Office of the Board offered comprehensive services to the Directors and provided all the Directors with sufficient information on a timely basis in order to enhance their understanding of the Company. It also effectively maintained communications with shareholders to ensure that their views have reached the Board.

The Company has appointed a sufficient number of independent non-executive Directors with suitable professional qualifications, such as expertise in accounting or financial management, in accordance with the requirements of the Hong Kong Listing Rules. The three independent non-executive Directors of the Company are independent. They are professionals with extensive experience in the respective fields of finance and economics. They have diligently provided the Company with professional advice with respect to the steady operation and development of the Company. They have also coordinated with the Company for the purpose of safeguarding the interests of the Company and its shareholders.

Details of attendance of the independent non-executive Directors at Board meetings are as follows:

	Required
	Attendance at
Name of independent	physical Board	Attendance	Attendance
non-executive Director	meetings for 2011	in person	by proxy	Absence
	(number of times)	(number of times)	(number of times)	(number of times)

Zhang Zhuoyuan	4	4	0	0
Wang Mengkui	4	4	0	0
Zhu Demiao	4	3	1	0

During the year, the independent non-executive Directors of the Company did not raise any objection to the resolutions proposed at Board meetings and other meetings.

Other than their appointments in the Company, none of the Directors, Supervisors or the senior management has any financial, business, family or other significant relationships with each other.

Other than their respective service contracts, none of the Directors or the Supervisors has any significant personal interest, direct or indirect, in the material contracts entered into by the Company or any of its subsidiaries during 2011.

In 2011, the Company held 14 Board meetings, including four physical meetings and ten meetings by means of telecommunications. The average attendance rate of all Directors, including Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Caiming (appointed on May 31, 2011), Mr. Liu Xiangmin, Mr. Shi Chungui, Mr. Lv Youqing, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao at the four physical Board meetings was 100% (including attendance by proxy). Details of the physical meetings were recorded by a designated person, and the approved proposals were passed as Board resolutions, which were recorded and filed in accordance with relevant laws and regulations. The work of the Board in 2011 mainly included:

*	Review of the Company's annual, interim and quarterly results reports;

*	Review of the annual production and business plans and budget;

*	Review of the annual profit and dividend distribution plans;

*	Review of the matters regarding the non-public issue of A shares;

*	Review of additional continuing connected transactions;

*	Review of several newly formulated and amended basic management systems;

*	Review of the nomination for the Directors, the appointment for the Supervisors and senior management members; and

*	Review of the Company's remuneration proposal for Directors, Supervisors and senior management, etc.

Implementation of Shareholders' Resolutions by Directors

During the year, all Board members of the Company implemented the shareholders' resolutions and completed all matters delegated by the general meeting in accordance with provisions of the relevant laws and regulations and the Articles of Association.

The major agendas of the half yearly and yearly Board meetings were determined in the previous year to ensure all Directors had the opportunity to propose matters to be discussed at the meetings. Notice would be given to the Directors fourteen days before the meeting and the proposed resolutions of the Board would be provided to the Directors ten days prior to the meeting, which gave them sufficient time to review the resolutions.

The Board attached great importance to the influence on the Company's development strategy caused by the changes of the external environment. Confronted with the possible adverse impact imposed on the Company arising from the uncertainties in global economic development, the Company swiftly adjusted its development strategies and adopted contingency measures to reduce losses of profit of the Company.

The total remuneration, including the basic salary, performance-linked salary, incentive-linked salary and discretionary bonus of the Directors in 2011 amounted to RMB4.095 million, among which independent non-executive Directors are only entitled to receive director's fees but not other remuneration.

The remuneration of each Director for the year is set out in Note 31 to the consolidated financial statements.

As of December 31, 2011, no stock appreciation rights scheme had been adopted by the Company.

Audit Committee

The Audit Committee has been established under the Board. Its duties are mainly to review the financial reports, audits of financial reports, internal control system, corporate governance and financial position of the Company, consider the appointment of independent auditors and approve audit and audit-related services, and supervise the Company's internal financial reporting procedures and management policies.

Mr. Zhu Demiao, Mr. Zhang Zhuoyuan and Mr. Wang Mengkui had been appointed as the members of the Audit Committee of the fourth session of the Board of the Company and Mr. Zhu Demiao was appointed as the chairman of the committee upon consideration and approval on the first meeting of the fourth session of the Board on June 22, 2010. The term of office of the Audit Committee members will expire at the conclusion of the Company's 2012 annual general meeting.

In accordance with its work rules, the committee would hold at least four meetings annually to review the accounting policies, periodic financial reports, internal control and relevant financial issues, and connected transactions of the Group, so as to ensure completeness, accuracy and fairness of the Company's financial statements and other relevant information. In 2011, the Audit Committee of the Board held six meetings (including two physical meetings and four meetings by way of written resolutions) in total with an average attendance rate of 100% for all the members based on the current four members, of which, Mr. Zhu Demiao, Mr. Zhang Zhuoyuan and Mr. Wang Mengkui attended all the meetings in person. In 2011, major duties of the Audit Committee were as follows:

1.	supervised the Company's financial reporting, and considered the Company's annual, interim and quarterly financial reports;

2.	considered the Annual Work Report of the Audit Committee;

3.	considered the Annual and Half-year Anti-fraud Work Report of the Company;

4.	considered the Self-assessment Report on Internal Control of the Company;

5.	considered the Annual Risk Assessment Report of the Company;

6.	considered the internal and external audit work reports;

7.	listened to the work report of the auditors; and

8.	approved the submission of the proposal regarding the reappointment of auditors of the Company for the year 2011 to the Board.

Details of the meetings were recorded by a designated person with signatures of all members as confirmation, and all resolutions passed at each meeting were recorded and filed in accordance with relevant rules. Members of the committee performed their duties diligently and provided recommendations in relation to the operation and management, financial reports, internal control and production operation of the Company from an independent and impartial perspective.

The Company has established work procedures for the Audit Committee for the performance of its supervisory role in auditing of the annual report. Before the external auditors commenced its annual audit, the Audit Committee reviewed the Company's financial position and negotiated with the external auditors about audit timetable for the year. Throughout the audit by the external auditors, the Audit Committee maintained communications with them and ensured completion of audit within the designated timeframe. The Audit Committee further reviewed the financial report of the Company after the external auditors issued their preliminary audit opinions, before finalising their recommendations for submission of the audited financial report to the Board of the Company for review; the committee also resolved on the reappointment of the auditors of the Company for the year 2011 which was further submitted to the Board for review.

The Audit Committee and the management discussed the internal control system of the Company, so as to make sure that the management had performed their duties in establishing an effective internal control system, which included considering whether or not the Company had sufficient resources with qualified and experienced staff to perform accounting and financial reporting duties, and whether or not relevant staff were well trained and the relevant budget was sufficient.

The Audit Committee is of the view that the Company had complied with the requirements of the above corporate internal control system during the year.

Remuneration Committee and Nomination Committee

Remuneration Committee and Nomination Committee have been established under the Board.

The Remuneration Committee of the fourth session of the Board consists of three independent non-executive Directors, namely Mr. Zhu Demiao, Mr. Wang Mengkui and Mr. Zhang Zhuoyuan and one non-executive Director, namely Mr. Lv Youqing. Mr. Zhang Zhuoyuan is the chairman of the committee. Duties of the Remuneration Committee include:

1.	review and discuss the Company's remuneration policies for Directors, Supervisors and senior management;

2.	review operation results indicators and the performance assessment management measures of the Executive Committee;

3.	review and discuss the Company's remuneration and bonus policies for members of the Executive Committee and senior management; and

4.	provide advice on other material events regarding remuneration.

The Remuneration Committee of the fourth session of the Board held one meeting in 2011 which was attended by Mr. Zhu Demiao, Mr. Wang Mengkui, Mr. Zhang Zhuoyuan and Mr. Lv Youqing. The attendance rate for the meeting was 100%. The meeting was held on February 28, 2011, at which the committee considered the proposals including the basic framework of remuneration standards for 2011 and renewal of liability insurance for years 2011-2012 for the Company's Directors, Supervisors and other senior management members, and formed relevant resolutions.

The fourth session of the Nomination Committee consists of two executive Directors, Mr. Xiong Weiping and Mr. Luo Jianchuan, as well as three independent non-executive Directors, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao, with Mr. Xiong Weiping as the chairman of the committee. Duties of the Nomination Committee include:

1.	discuss and recommend candidates for independent directors of the Board;

2.	discuss and recommend members of the Board or other personnel to be candidates for members of special committees;

3.	prepare the appointment and management procedures and re-election plan for members of the Executive Committee and other senior management members;

4.	provide advice to the appointment and dismissal of the members of the Executive Committee and other senior management members; and

5.	provide advice to the appointment and dismissal of other personnel which is considered important.

The procedures for appointment of new Directors of the Company are: the Nomination Committee of the Board nominates a director candidate for consideration and approval of the Board, which is then put forward for election at a general meeting.

The Nomination Committee held three meetings in 2011 and all members attended the meetings. Details of the meetings convened by the Nomination Committee in 2011 were as follows:

*

The 2nd meeting of the Nomination Committee of the fourth session of the Board of the Company was held by way of written resolutions on February 16, 2011. The Nomination Committee considered matters including the appointment of Mr. Liu Caiming as the senior vice president, chief financial officer and a member of Executive Committee of the Company and the nomination of Mr. Liu Caiming as a candidate for executive Director of the fourth session of the Board of the Company, and formed the relevant resolutions.

*

The 3rd meeting of the Nomination Committee of the fourth session of the Board of the Company was held by way of written resolutions on May 10, 2011. The Nomination Committee considered matters regarding the appointment of Mr. Liu Xiangmin as the senior vice president and formed the relevant resolutions.

*

The 4th meeting of the Nomination Committee of the fourth session of the Board of the Company was held by way of written resolutions on October 24, 2011. The Nomination Committee considered matters including the appointment of Mr. Xie Hong and Ms. Qiao Guiling as Vice Presidents of the Company and the appointment of Ms. Qiao Guiling as a member of Executive Committee of the Company, and formed the relevant resolutions.

Details of each meeting of the Remuneration Committee and Nomination Committee were written down by a designated person. All issues approved in the meetings were recorded and filed in compliance with relevant laws and regulations.

Development and Planning Committee

The Board has established the Development and Planning Committee. The committee consists of executive Directors, namely, Mr. Luo Jianchuan and Mr. Liu Xiangmin, with Mr. Luo Jianchuan as the chairman of the committee. Duties of the Development and Planning Committee include reviewing and evaluation of the Company's development, financial budget, investment, business operation and strategic plan of annual investment returns. The Development and Planning Committee has operated in an orderly manner in accordance with its procedural rules.

Executive Committee

The Executive Committee comprises Mr. Xiong Weiping (Chairman), Mr. Luo Jianchuan (President), Mr. Liu Caiming and Mr. Liu Xiangmin (Senior Vice Presidents), Mr. Ding Haiyan, Mr. Jiang Yinggang, Mr. Xie Hong and Ms. Qiao Guiling (Vice Presidents). Mr. Xiong Weiping and Mr. Luo Jianchuan served as the chairman and vice chairman of the current session of the Executive Committee respectively. Mr. Liu Caiming was appointed as the senior vice president, chief financial officer and a member of the Executive Committee on February 23, 2011. On October 24, 2011, Ms. Qiao Guiling were appointed as a member of the Executive Committee.

Information Disclosure Committee

Great importance is attached by the Company to accurate, timely, fair and transparent disclosure of information. All information (including annual and interim results) to be disclosed would be subject to the approval of the Company's Information Disclosure Committee with the CEO as its Chairman. For the purpose of disclosure of financial statements and related information, the chief financial officer will ensure that the Company's results and financial position will be reflected on a true and fair basis in accordance with the relevant accounting principles and regulations.

Occupational Health and Safety and Environment Committee

The establishment of Occupational Health and Safety and Environment Committee was approved, and the committee was established on the 19th meeting of the third session of the Board of the Company held on March 26, 2010. The Occupational Health and Safety and Environment Committee comprises Mr. Lv Youqing and Mr. Liu Xiangmin, with Mr. Lv Youqing as the chairman. Duties of the Occupational Health and Safety and Environment Committee include consideration of the Company's annual planning on health, environmental protection and safety, supervision of the Company's actual implementation of the planning on health, environmental protection and safety initiatives, inquiring into serious incidents and inspecting and supervising over the handling of such incidents, as well as making recommendations to the Board on major decisions on health, environmental protection and safety. The Occupational Health and Safety and Environment Committee has operated in an orderly manner in accordance with its procedural rules.

Supervisory Committee

The Supervisory Committee is responsible for supervising the Board and its members and senior management, in order to prevent them from abusing their authorities and violating the legitimate interests of shareholders, the Company and its staff. The fourth session of the Supervisory Committee of the Company consisted of three members, namely Mr. Ao Hong, Mr. Yuan Li and Mr. Zhang Zhankui, of whom Mr. Ao Hong and Mr. Zhang Zhankui are shareholder representative Supervisors. The term of office for all members of the fourth session of the Supervisory Committee of the Company will expire upon conclusion of the 2012 annual general meeting. In 2011, the Supervisory Committee convened four meetings, at which the committee reviewed the Company's financial position and the legal compliance of its operations as well as diligence of the senior management, and undertook all tasks on the principle of good faith.

General Meetings

General meeting is the highest authority of the Company. It provides a good opportunity for direct communications and building a sound relationship between the Board and the shareholders of the Company. Therefore, the Company attaches great importance to such meetings. In 2011, the Company, in compliance with legal procedures, convened four general meetings, one class meeting for holders of A shares and one class meeting for holders of H shares. All meetings mentioned above were held in the Company at No. 62, North Xizhimen Street, Beijing. The meetings mainly considered and approved the following:

*	the Report of the Board, Report of Supervisory Committee and Consolidated Financial Report for the year 2010;

*	profit distribution plan and final dividend distribution plan for the year 2010;

*	the non-public issue of A shares;

*	the remuneration proposal for the Company's Directors and Supervisors for the year 2011;

*	the expansion of business scope of the Company and the corresponding amendments to the Articles of Association;

*	the issue of debt financing instruments; and

*	the general mandate granted to the Board of the Company to issue H shares.

On the whole, all resolutions were approved with an average approval rate of 99.70%.

Investor Relationship

The Company has established a designated department for investor relationship, which is responsible for matters concerning investor relationship and has formulated the "Investor Relations Management Measures" to regulate the relationships with the investors. The Company's management maintains close communications with investors, analysts and the media by various means including roadshows, meetings, individual interviews and investors' visits to the Company, thereby further increasing investors' recognition of the Company. In 2011, the Company arranged its senior management to visit investors in one global roadshow and arranged four corporate visits for investors and more than 70 group visits to the Company by investors, and participated in 13 investors' meetings arranged by investment banks. In addition, our investor relationships department is also responsible for answering investors' enquiries and replying mails on a timely basis.

As of December 31, 2011, the total market capitalization of the Company was approximately RMB72,277 million, among which, the total market capitalization of the A shares of the Company amounted to approximately RMB61,507 million and the market capitalization of the H shares of the Company was approximately HK$13,331 million (equivalent to approximately RMB10,771 million).

Note:

As of December 31, 2011, the number of issued shares of the Company was 13,524,487,892, including 9,580,521,924 tradable A shares and 3,943,965,968 H shares. The A share closing price was RMB6.42, and H share closing price was HK$3,38 on December 31, 2011. For details of classes of shareholders, please refer to page 32.

Corporate Management and Internal Control

Corporate management

As and when required, the Company convened Executive Committee meetings, which are chaired by the chairman of the Executive Committee and attended by its members, and the presidential office meetings, which are chaired by the senior management with attendants including department heads from the Company's headquarters. The Company's operation, implementation of investment projects and financial issues were considered and determined at such meetings. The Company's management including managers from branches, subsidiaries, associated companies and department heads from the headquarters convened annual, interim and monthly work meetings in order to summarize and arrange works on a yearly, half-yearly and monthly basis. The meetings have facilitated the organization, coordination, communication and implementation of the Company's various operations.

Internal control

The Board and the management attached much importance to the establishment and improvement of the internal control system. The Company had fully established and evaluated the relevant internal control system across three spectrums covering the corporate governance and system, business and accounting procedures and information system control in compliance with the requirements of "Basic Principles of Corporate Internal Control" and its implementation guidelines, "Guidelines on Internal Control for Companies Listed on the Shanghai Stock Exchange" and Sarbanes-Oxley, and obtained the audit opinion from the external auditors confirming the effectiveness of the Company's internal control over financial reporting. The internal control system served as a reasonable guarantee of the legal compliance of the operation and management of the company, its asset safety and truthfulness and completeness of its financial reports and relevant information, and increased the operational efficiency and performance of the Company, which safeguarded the smooth implementation of the Company's development strategies.

The internal control system of the Company was applied in various aspects such as production, sales, finance and supply. The Company performed annual reviews on the system in order to track its operation in a timely manner, and revised or abolished some regulations in accordance with relevant PRC laws and regulations and actual conditions of the Company.

As a special committee established under the Board, the Audit Committee of the Company has supervised and inspected the comprehensiveness and implementation of the internal control system of the Company, and regularly discussed with the management on the internal control system in order to ensure that the management had performed its duties to establish an effective internal control system.

The Company set up departments dedicated to daily examination and supervision of internal control, and designated personnel to examine and supervise internal control according to the relevant provisions and conditions of the Company. The department assigned for such purpose inspected and oversaw the periodic internal control test of all functional departments and units in the headquarters. At the end of the year, all functional departments and units in headquarters are required to evaluate their internal control and sign a statement for verification. The Board of the Company will also conduct self-evaluation and sign a statement regarding the internal control of the Company as a whole.

In 2011, with reference to the regulatory documents on corporate governance of listed companies issued by regulatory bodies in the PRC, Hong Kong and USA, the Company improved, optimized, testified and evaluated internal control over production and operation, financial management and information disclosure of the Company, in particular those relevant to financial reporting according to changes of internal and external environments, whilst ensuring that the internal control system of the Company was still in effect. The conclusion set out in the management's self-evaluation report on the effectiveness of internal control on financial reporting was valid. Key internal controls work implemented by the Company were as follows:

The Company had further improved the internal control system across three spectrums covering corporate governance system, business and finance procedures and information system control, in compliance with the requirements of the "Basic Principles of Corporate Internal Control" of the Ministry of Finance, "Guidelines on Internal Control for Companies Listed on the Shanghai Stock Exchange" and the U.S. Sarbanes-Oxley Act.

According to the "Basic Principles of Corporate Internal Control" issued by the Ministry of Finance, and focusing on the target of internal control, the Company streamlined and optimized its eixting internal control on five aspects including internal environment, risk assessment, control activities, information and communication, and internal supervision, based on the changes in the internal and external business environment. The Company also carried out necessary tests to ensure the sustained effectiveness of the system design and operation.

In 2011, the Company has established a comprehensive risk management system through formulating measures for the overall risk management and drawing up operation manual.

Under the authorization of the Board of the Company, the Audit Committee of the Company performed its functions in accordance with the authority given under the Articles of Association and the Work Rules for the Board and formulated the Work Rules for the Audit Committee.

Since the listing of the Company, the finance department of the Company has been preparing the Company's financial reports in accordance with the Hong Kong Financial Reporting Standards and supplemented the reports with the Reconciliation Table under U.S. Standards () in compliance with the requirements of the Hong Kong Stock Exchange and the U.S. Securities and Exchange Commission. In 2007, the U.S. Securities and Exchange Commission issued an order permitting listed companies in the U.S. to prepare its financial reports in accordance with the International Financial Reporting Standards; and agreed that in so doing, companies would be exempted from submitting the supplementary Reconciliation Table under U.S. Standards ().

Auditor's Remuneration

PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Company Limited (collectively, "PricewaterhouseCoopers Firms") were re-appointed as the Company's international and domestic independent auditors, respectively, at the last Annual General Meeting for a term ending on the date of the next Annual General Meeting. Aggregate fees in respect of audit and audit related services provided by PricewaterhouseCoopers Firms during the year were RMB16.67 million.

Directors' and Auditors' Acknowledgment

All Directors acknowledged their responsibility for preparing the accounts for the year ended December 31, 2011.

Auditor's reporting responsibilities are set out in the independent auditor's report on page 107.

Compliance and Exemption of Corporate Governance Obligations Imposed by New York Stock Exchange

Based on its Listing Rules, New York Stock Exchange ("NYSE") imposed a series of corporate governance standards for companies listed on the NYSE. However, NYSE has granted permission to listed companies of foreign issuers to follow their respective "home country" practice and has granted waivers for compliance with corporate governance standards under NYSE listing rules. One of the conditions for such waiver is for the listed company to disclose in its annual report how the corporate governance practices in its "home country" differ from those followed by companies under NYSE listing standards.

The Company had compared the corporate governance standards generally adopted by the companies incorporated in the PRC and the standards developed by NYSE, as follows:

Independent Directors Constituting the Majority

NYSE requires that the board of a listed company must comprise a majority of independent directors. There is no identical corporate governance requirement in the PRC. The Board of the Company currently comprises three independent directors and five non-independent directors which is in compliance with the requirement by the PRC securities regulatory authorities that the board of a listed company shall comprise at least one-third of independent directors.

Corporate Governance Committee

NYSE requires a listed company to establish a Corporate Governance Committee which comprises entirely of independent directors. The Corporate Governance Committee shall be co-established with the Nomination Committee and have a written charter. The Corporate Governance Committee is responsible (i) for recommending to the board a set of corporate governance guidelines applicable to the corporation; and (ii) for supervising the operation of the board and the management. The Corporate Governance Committee shall also be subject to evaluation annually.

Like most of the other companies incorporated in the PRC, the Company believes that corporate governance measures are of critical importance and should be implemented by the Board. The Company accordingly does not separately maintain a Corporate Governance Committee.

Significant Events

1.	Corporate Governance

The Company has strictly complied with the requirements of the Company Law, the Securities Law, relevant provisions of China Securities Regulatory Commission ("CSRC") and the Shanghai Stock Exchange Listing Rules ("Shanghai Stock Exchange Listing Rules") and seriously performed its governance obligations in line with the relevant requirements of CSRC. The Company has also strictly complied with requirements on corporate governance under the Hong Kong Listing Rules.

The Company will continue to strictly comply with the requirements of the relevant regulatory bodies including the CSRC, Beijing Securities Regulatory Bureau, the Shanghai Stock Exchange and the Hong Kong Stock Exchange. The Company will continue to enhance its corporate governance measures in compliance with regulations and take initiatives to further enhance the corporate governance and internal control system of the Company. Aiming at protecting the interest of shareholders of the Company, the Company will maintain consistent, stable and sound developments and provide to the society and its shareholders by means of its satisfactory performance results. The Company will also continue to comply with the requirements on corporate governance under the Hong Kong Listing Rules.

Since its incorporation, the Company has completely separated its business, staff, assets, organization and finance from its controlling shareholder. The Company has its independent and complete business and its own operations.

2.	Acquisitions

During the reporting period, the Group, by way of public bidding, acquired a 9.5% equity interest in Chalco International Trading from China Aluminum Development Limited at a total consideration of RMB160 million. For details, please refer to the announcement dated March 17, 2011 and the announcement of the resolutions of the annual general meeting dated May 31, 2011 of the Company.

Apart from the above, there are no other significant acquisitions during the year.

3.	Trust Arrangement

The Company had no trust arrangement required to be disclosed during the year.

4.	Sub-contracting

The Company had no sub-contracting arrangement required to be disclosed during the year.

5.	Guarantees

As at the date of this report, the Company provided a joint liability guarantee in favor of Shanxi Huaze Aluminum & Power Company Limited ("Shanxi Huaze") for an outstanding amount of RMB570 million. In 2004, the Company and China Construction Bank, Shanxi Aluminum Plant Sub-branch entered into a Guarantee Contract, whereby the Company provided a several responsibility guarantee for a loan of RMB1,120 million made for Shanxi Huaze, a subsidiary of the Company. The guarantee would expire two years after the expiry of the debt performance period under the principal contract.

As at the date of this report, the Company provided a several responsibility guarantee in respect of a loan of USD300 million of Chalco Trading Hong Kong Co., Limited, its wholly-owned subsidiary, In November 2011, the Company entered into a Guarantee Agreement with Natixis, being the agent for a consortium of lender loans, the guarantee period of which will expire upon full repayment of debts under the master contract.

Upon consideration at the 2010 annual general meeting convened on May 31, 2011, the shareholders approved the grant of a counter guarantee to Chinalco in respect of the guarantee provided by Chinalco in favor of Rio Tinto plc ("Rio Tinto") in the Simandou iron ore project in Guinea. For details of the matter, please refer to the announcements of the Company dated March 21, and June 1, 2011.

Save as aforesaid, there were no other external guarantees provided by the Company which are required to be disclosed.

6.	Fund Management

There was no fund under the management of third parties that is required to be disclosed during the year.

7.	Performance of Undertakings

Chinalco's undertakings during or subsisting in the year were as follows:

When the Company offered its A share in 2007, Chinalco's undertakings were principally related to the non-competition undertakings by Chinalco, including:

(1)

Chinalco will arrange to dispose of its aluminum fabrication business, or the Company will acquire the aluminum fabrication business from Chinalco, and acquire the pseudo-boehmite business from Chinalco within a certain period of time following the listing of the Company's A shares.

(2)

the injection of quality aluminum assets (including but not limited to assets and equity interest of its aluminum, aluminum fabrication and other businesses) as and when appropriate, in order to further optimize the Company's industry chain.

To date, both Shanxi Aluminum Plant, a wholly-owned company of Chinalco, and the Shandong branch of the Company had minor activities in the pseudo-boehmite market. However, as the pseudo-boehmite business was not among the principal activities of the Company, the revenue from this segment only made up an insignificant portion of the Company's revenue. Further, the sales regions of pseudo-boehmite of Shandong branch and Shanxi Aluminum Plant are different. In this regard, there is limited competition between Chinalco and the Company in respect of pseudo-boehmite business.

Since the market conditions for pseudo-boehmite are immature, Chinalco does not propose to inject its pseudo-boehmite business to the Company's portfolio for the time being.

When condition becomes mature, both Chinalco and the Company will continue to duly complete the matters undertaken within the time limit.

During the year under report, the Company undertook to make its best endeavors to eliminate by proper means the competition in aluminum business with Jiaozuo Wanfang within five years.

8.	Punishments and Rectifications Involved by Listed Companies and Their Directors, Supervisors, Senior Management, Shareholders, and De Facto Controllers

During the year, the Company and its Directors, Supervisors, senior management, shareholders, and de facto controller were not under any investigation, administrative punishment, public criticism from CSRC and public censures from stock exchanges.

9.	Results Warning for the First Quarter of 2012

It is expected that the Company will record losses for the first quarter of 2012. Relevant details will be disclosed in the First Quarterly Report of the Company.

10.	Explanation of Other Significant Events

Impact of Aurukun Project on the Results of the Company

For reason of not being economically viable, the Development Agreement entered into between the Company and the Queensland State Government was terminated automatically upon its expiry on June 30, 2010. Both parties continued to explore other possible ways for the development of the bauxite resources in Aurukun. At the end of June 2011, the Queensland State Government terminated such further discussion. Pursuant to the relevant accounting standard requirements, the Company made impairment provision during this reporting period for relevant expenditure incurred from the development of such project based on its subsequent estimation on the recoverable amount of Aurukun Project. Please refer to the announcements of the Company dated July 1, 2011 and July 26, 2011 as well as the section headed "Management's Discussion and Analysis on Financial Positions and Results of Operations" in this report for details.

Progress of the Simandou Project in Guinea

The Company entered into a joint development agreement with Rio Tinto on July 29, 2010 for the development of the Simandou Iron Ore Project. On April 22, 2011, Rio Tinto and the Government of Guinea signed a settlement agreement. Based on such settlement agreement, the Company entered into a Side Letter to the joint development agreement with Rio Tinto on October 25, 2011 and held a founding ceremony of the Chinese consortium on November 28, 2011. On March 13, 2012, the National Development and Reform Commission approved the investment of the Chinese consortium in the Simandou Project. Currently, this project is subject to the regulatory procedures of Ministry of Commerce and relevant administrations of foreign exchange in the PRC. Please refer to the announcements of the Company dated April 27, 2011 and October 26, 2011 for details.

Non-public Offering of A shares

On January 30, 2011, the resolution for the proposed non-public offering of A shares to no more than ten target investors was approved at the tenth meeting of the fourth session of the Board of the Company, under which no more than one billion RMB denominated ordinary shares (A shares) would be issued. The proposal was considered and approved by the shareholders at the 2nd Extraordinary General Meeting for 2011, 1st Class Meeting for Holders of A Shares for 2011 and 1st Class Meeting for Holders of H Shares for 2011 held on April 14, 2011. On April 15, 2011, the Company submitted the application materials to China Securities Regulatory Commission for its non-public offering. On August 15, 2011, the Listing Committee of the China Securities Regulatory Commission conditionally approved the Company's application for non-public offering of A shares. On 20 September 2011, the Company received from China Securities Regulatory Commission the "Approval Concerning the Non-public Issue of Shares by Aluminum Corporation of China Limited" (Zheng Jian Xu Ke [2011] No. 1496) ()(), pursuant to which the Company's proposed non-public issue of not more than 1 billion A shares has been approved. The approval shall be valid for six months from the date of such grant. On March 8, 2012, it was resolved at the 23rd meeting of the fourth session of the Board of the Company that the Company would cease to proceed with the proposed issuance and at the same time resolved to propose the issuance of not more than 1.25 billion A shares in the PRC to qualified legal persons, natural persons, or other legally qualified investors. Please refer to the announcements of the Company dated January 30, 2011, April 15, 2011, August 15, 2011, September 22, 2011 and March 8, 2012 for details.

Connected Transactions

The connected transactions (as defined in the Hong Kong Listing Rules and the Listing Rules of the Shanghai Stock Exchange) undertaken by the Group during the reporting period should comply with and be in line with relevant requirements as required by Hong Kong Listing Rules and the Listing Rules of Shanghai Stock Exchange.

Continuing Connected Transactions

Set out below are the annual caps for the continuing connected transactions and the actual transaction amounts incurred by the Group in 2011. For the year ended December 31, 2011, the continuing connected transactions of the Company were calculated on an aggregated basis as follows:

	Aggregated	Percentage of
	consideration	turnover
	(For the year ended	(For the year ended	Annual cap
	December 31, 2011)	December 31, 2011)	for the year 2011
	(in RMB million)		(in RMB million)

Purchases of goods or services

(A) Comprehensive Social and	282	0.19%	920
Logistics Services Agreement
(Counterparty: Chinalco)

(B) Mutual Supply Agreement	1,752	1.20%	4,900
(Counterparty: Chinalco)

	Aggregated	Percentage of
	consideration	turnover
	(For the year ended	(For the year ended	Annual cap
	December 31, 2011)	December 31, 2011)	for the year 2011
	(in RMB million)		(in RMB million)

Purchases of goods or services
(Continued)

(C) Provision of Aluminum and	2,195	1.50%	4,800
Aluminum Alloy Ingots and
Aluminum Fabrication Services
Agreement (Counterparty:
Xinan Aluminum (Group)
Company Limited
("Xinan Aluminum"))(3)

(D) Mineral Supply Agreement	16	0.01%	1,000
(Counterparty: Chinalco)

(E) Provision of Engineering,	3,260	2.23%	14,900
Construction and Supervisory
Services Agreement
(Counterparty: Chinalco)

(F) Land Use Rights Leasing	603	0.41%	1,200
Agreement
(Counterparty: Chinalco)

(G) Leasing Agreements	62	0.04%	110
(Counterparty: Chinalco)

(H) Framework Agreement for	214	0.15%	240
Aluminum Products
Fabrication Services(4)
(Counterparty: Chinalco)

	Aggregated	Percentage of
	consideration	turnover
	(For the year ended	(For the year ended	Annual cap
	December 31, 2011)	December 31, 2011)	for the year 2011
	(in RMB million)		(in RMB million)

Purchases of goods or services
(Continued)

(I) Financial Service Agreement	771	0.53%	2,800
(Counterparty: Chinalco
Finance Co., Ltd.
("Chinalco Finance"))

Sales of goods or services

(B) Mutual Supply Agreement	5,942	4.07%	10,500
(Counterparty: Chinalco)

(C) Provision of Aluminum and	4,850	3.32%	8,500
Aluminum Alloy Ingots and
Aluminum Fabrication Services
Agreement (Counterparty:
Xinan Aluminum)(3)

Notes:

1.	The independent non-executive directors of the Company have reviewed the above transactions and confirmed:

(i)	the transactions have been entered into in the ordinary and usual course of business of the Company;

(ii)	the terms of the transactions are fair and reasonable as far as the Company's shareholders are concerned;

(iii)

the transactions have been entered into on normal commercial terms or, where there are not sufficient comparable transactions to judge whether they are on normal commercial terms, they are on terms no less favourable than those available from or offered to independent third parties; and

(iv)	the transactions have been undertaken in accordance with the terms of relevant agreements governing such transactions.

2.

Pursuant to Rule 14A.38 of the Hong Kong Listing Rules, the Board engaged the auditor of the Company to conduct a limited assurance engagement on the above continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 "Assurance Engagements Over Than Audits or Reviews of Historical Financial Information" and with reference to Practice Note 740 "Auditor's Letter on Continuing Connected Transactions under Hong Kong Listing Rules" issued by the Hong Kong Institute of Certified Public Accountants. The auditor has reported the results of their procedures to the Board stating that:

a.	nothing has come to the auditor's attention that causes the auditor to believe that the disclosed continuing connected transactions have not been approved by the Company's board of directors.

b.

for transactions involving the provision of goods or services by the Group, nothing has come to the auditor's attention that causes the auditor to believe that the transactions were not, in all material respects, in accordance with the pricing policies of the Company.

c.

nothing has come to the auditor's attention that causes the auditor to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions.

d.

with respect to the aggregate amount of each of the continuing connected transactions set out above, nothing has come to the auditor's attention that causes the auditor to believe that such continuing connected transactions have exceeded the maximum aggregate annual value disclosed in the previous announcement dated December 30, 2009 made by the Company in respect of each of the disclosed continuing connected transactions.

3.

On 23 December 2011, Chinalco entered into an agreement with China Cinda Asset Management Corporation for the acquisition of its 32.15% equity interest in Xinan Aluminum. Upon the acquisition, the equity interest held by Chinalco in Xinan Aluminum increased from 17.81% to 49.96% and Xinan Aluminum had thus become an associate of Chinalco. Since Xinan Aluminum holds 40% equity interest in Chalco Southwest Aluminum Co., Ltd. ("Chalco Southwest Aluminum"), a subsidiary of the Company, Xinan Aluminum is an associate of Chinalco and Chinalco is deemed to directly hold 40% equity interest in Chalco Southwest Aluminum pursuant to the Hong Kong Listing Rules. Chalco Southwest Aluminum is thus a connected subsidiary of the Company and the transactions between the Company and Xinan Aluminum or between the Company and Chalco Southwest Aluminum both constitute connected transactions.

4.

For details of continuing connected transaction in respect of aluminum products fabrication services, please refer to section "Continuing Connected Transactions" set out in the "Connected Transactions" in this annual report.

5.

Certain related party transactions in Note 36 to the consolidated financial statements also constitute continuing connected transactions (as defined in Chapter 14A of the Hong Kong Listing Rules) pursuant to the Hong Kong Listing Rules.

Further information on the continuing connected transactions of the year

1.	Continuing Connected Transactions

(A)	Comprehensive Social and Logistics Services Agreement

Date:

November 5, 2001

Parties:

Chinalco as provider

the Company as recipient

Existing term:

3 years expiring on December 31, 2012

Nature of Transaction:

(i)

Social Welfare Services: public security and fire fighting services, education and training, schools, hospitals and hygiene, cultural and physical education, newspapers and magazines publication and broadcasting, printing and other services; and

(ii)

Logistics Services: property management, environmental and hygiene, greenery, nurseries and kindergartens, sanatoriums, canteens, guest-houses, offices, public transportation, retirement management and other services.

Price determination:

the services will be provided: (i) according to state-prescribed price; (ii) if there is no state- prescribed price but there is a state-guidance price, then according to the state-guidance price; and (iii) if there is neither a state-prescribed price nor a state-guidance price, then according to the market price; and (iv) if none of the above is applicable, then according to the contractual price.

Payment term:

monthly payment

(B)	Mutual Supply Agreement

Date:

November 5, 2001

Parties:

Chinalco as both provider and recipient

the Company as both provider and recipient

Existing term:

3 years expiring on December 31, 2012

Nature of Transaction:

(A)	Supplies and Ancillary Services Provided by Chinalco to the Company:

(i)

Production Supplies: carbon ring, carbon products, cement, coal, oxygen, bottled water, steam, fire brick, aluminum fluoride, cryolite, lubricant, resin, clinker, fabricated aluminum and other similar supplies;

(ii)	Transportation and Loading Services: vehicle transportation, loading services, railway transportation and other loading services; and

(iii)

Supporting Services and Ancillary Production Services: communications, repair, processing and fabrication, quality testing, project construction, environmental protection, road maintenance and other similar services

(B)	Supplies and Ancillary Services Provided by the Company to Chinalco:

(i)	Production Supplies: alumina, primary aluminum, scrap materials, pitch and other similar supplies

(ii)

Supporting Services and Ancillary Production Services: electricity supply, gas, heat and water, repair, measurement, quality testing, spare parts, production transportation, steam and other similar services

Price determination:

same as in the Comprehensive Social and Logistics Services Agreement

Payment term:

cash on delivery

(C)	Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement

Date:

October 20, 2008

Parties:

Xinan Aluminum as both provider and recipient

the Company as both provider and recipient

Existing term:

3 years expiring on December 31, 2012

Nature of Transaction:

(i)	sale of products by the Company and its branches and relevant subsidiaries to Xinan Aluminum; such products include, among other things, primary aluminum and aluminum alloy ingots

(ii)

purchase of products and services by Chalco Southwest Aluminum, a subsidiary of the Company, from Xinan Aluminum; such products and services include, among other things: aluminum alloy ingots, provision of equipment, water, electricity and gas; provision of maintenance and repair services; provision of unloading, transportation and storage services

(iii)	sale of products by Chalco Southwest Aluminum to Xinan Aluminum, such products include, among other things: aluminum alloy sheets or rolls, aluminum fabrication scraps

(iv)	purchase of products by CIT, a subsidiary of the Company, from Xinan Aluminum, such products mainly include aluminum fabrication products

Price determination:

same as in the Comprehensive Social and Logistics Services Agreement

Payment term:

cash on delivery

(D)	Mineral Supply Agreement

Date:

November 5, 2001

Parties:

Chinalco as supplier

the Company as recipient

Existing term:

3 years expiring on December 31, 2012

Nature of Transaction:

supply of bauxite and limestone; before meeting the Company's bauxite and limestone requirements, Chinalco is not entitled to provide bauxite and limestone to any third parties

Price determination:

(1)

for the supplies of bauxite and limestone from Chinalco's own mining operations, at reasonable costs incurred in providing the same, plus not more than 5% of such reasonable costs (a buffer for surges in the price level and labour costs);

(2)	for the supplies of bauxite and limestone from jointly operated mines, at contractual price paid by Chinalco to such third parties

Payment term:

cash on delivery

(E)	Provision of Engineering, Construction and Supervisory Services Agreement

Date:

November 5, 2001

Parties:

Chinalco as provider

the Company as recipient

Existing term:

3 years expiring on December 31, 2012

Nature of Transaction:

metallurgical engineering design, project construction and supervisory services

Price determination:

services are provided according to state guidance price, and if none, market price

Payment term:

10 to 20% before service; a maximum of 70% during provision of service; and 10 to 20% upon successful provision of service.

(F)	Land Use Rights Leasing Agreement

Date:

November 5, 2001

Parties:

Chinalco as landlord

the Company as tenant

Term:

50 years expiring on June 30, 2051

As previously disclosed in the letter dated December 27, 2006 from Taifook Capital Limited ("Taifook Letter"), the then independent financial adviser to the Independent Board Committee and independent shareholders in relation to certain continuing connected transactions, it is in the interests of the Company and the independent shareholders to have a longer lease term of the land to minimize the disruption of the Group's production and business operations arising from relocation given (i) the size of the leased land and the facilities erected thereon; and (ii) the consideration resources to be expended in establishing new production plants and related facilities. The Directors are of the view that it is normal business practice for contracts of this type to be of such duration.

Properties:

470 pieces or parcels of land covering an aggregate area of approximately 61.22 million square meters, which are located in the PRC

Price determination:

the rent shall be reviewed every three years at a rate not higher than prevailing market rent as confirmed by an independent valuer

Payment term:

monthly payment

(G)	Leasing Agreements

(i)	Buildings Leasing Agreement

Date:

November 5, 2001

Parties:

Chinalco as landlord and tenant

the Company as landlord and tenant

Term:

20 years expiring on June 30, 2020

As previously disclosed in the Taifook Letter, a longer lease term is essential to the smooth operations of the Group's business. The Directors are of the view that it is normal business practice for contracts of this type to be of such duration.

Properties:

59 buildings with an aggregate gross floor area of 62,189 square meters leased to Chinalco, and 100 buildings with an aggregate gross floor area of 273,637 square meters leased to the Company

Price determination:

the rent shall be reviewed every two years and shall not be higher than prevailing market rent as confirmed by an independent valuer

Payment term:

monthly payment

(ii)	Head Office Leasing Agreement

Date:

October 15, 2011

Parties:

Chinalco as landlord

the Company as tenant

Term:

2 years expiring on December 31, 2012

Nature of Transaction:

leasing of head office from Chinalco

Price determination:

the rent shall be reviewed every three years and shall not be higher than the prevailing market rent as determined by an independent valuer

Payment term:

prepay semi-annually

(H)	Framework Agreement for Aluminum Products Fabrication Services

Shandong Aluminum, a wholly-owned subsidiary of Chinalco, has been providing aluminum products fabrication services to the Shandong branch of the Company since the financial year 2009. In addition, Qinghai Aluminum Co., Ltd.*, a wholly-owned subsidiary of Chinalco, has been providing aluminum products fabrication services to Chalco Ruimin Company Limited, a subsidiary of the Company, since the financial year 2010. In 2009 and 2010, an aggregate of approximately RMB51 million and RMB138 million were paid by the relevant branch and subsidiary of the Company to the two relevant subsidiaries of Chinalco for the provision of aluminum products fabrication services respectively. To better regulate the aluminum products fabrication services to be provided by Chinaclo, the Company and Chinalco executed the Framework Agreement For Aluminum Products Fabrication Services on February 28, 2011. It is expected that the annual caps for the two years ended December 31, 2012 will be approximately RMB240 million and RMB240 million, respectively.

For details of such continuing connected transaction, please refer to the Company's announcement dated February 28, 2011.

(I)	Financial Services Agreement

On August 26, 2011, the Company entered into the Financial Services Agreement with Chinalco Finance, a wholly owned subsidiary of Chinalco and a non-banking financial institution legally established with the approval of the China Banking Regulatory Commission and is a professional institution engaging in corporate financial services. Pursuant to the Financial Services Agreement, Chinalco Finance agreed to provide deposit services, credit services and miscellaneous financial services to the Group. Upon the signing of the Financial Services Agreement by both parties and completion of the relevant legal process, the Agreement is valid for a term of one year.

Pursuant to the Financial Services Agreement, the Group has the right to choose the financial institution for financial services and decide the financial institution for deposit services and loan services as well as the amounts of loans and deposits with reference to its own needs. Chinalco Finance undertakes that the terms for the provision of financial services to the Group at any time shall be no less favourable than those of the same type of financial services provided by Chinalco Finance to Chinalco and other members of its group or those of the same type of financial services that may be provided to the Group by other financial institutions. During the effective period of the Financial Services Agreement, the maximum daily balance (including accrued interests) of the Group in the settlement account with Chinalco Finance shall not exceed RMB2.8 billion. During the effective period of the Financial Services Agreement, the credit facility limit to be provided by Chinalco Finance to the Group shall not exceed RMB5 billion (including accrued interests).

For more detailed information on this continuing connected transaction, please refer to the announcement of the Company dated August 26, 2011.

CONNECTED TRANSACTIONS

Acquisition of 9.5% interest in CIT

China Aluminum International Trading Company Limited ("CIT") is a non wholly-owned subsidiary of the Company owned as to 90.5% by the Company and 9.5% by China Aluminum Development Limited ("CAD"), a subsidiary of Chinalco. In compliance with the relevant laws and regulations on transfer of state-owned properties in the PRC, CAD listed the its 9.5% in CIT for open bidding on China Beijing Equity Exchange Group. On December 21, 2010, the Company submitted a bid for the 9.5% CIT equity interest for RMB115,346,929, and successfully bid the equity interest. Upon approval by the shareholders at the 2010 annual general meeting, the Company as the purchaser and CAD as the vendor entered into the relevant equity transfer agreement. Pursuant to the equity acquisition agreement, CAD is entitled to the profit generated by CIT between the agreed valuation benchmark dates and respective effective acquisition dates. Accordingly, the Company is required to pay to CAD an additional amount of RMB45 million. Upon completion of the acquisition of the 9.5% CIT equity interest, CIT became a wholly owned subsidiary of the Company.

For more detailed information on this connected transaction, please refer to the announcement of the Company dated March 17, 2011 and the circular dated April 14, 2011.

Joint investment with Shanxi Aluminum Plant in Shanxi Jiexiu Xinyugou Coal Co., Ltd.

The Company and Shanxi Aluminum Plant (a subsidiary of Chinalco), a connected person of the Company, jointly invested and together with Shanxi Jiexiu Luxin Coal Gasification Company Limited ("Luxin Company") established Shanxi Jiexiu Xinyugou Coal Industry Co., Ltd. ("Xinyugou Coal Industry"). The Company and Shanxi Aluminum Plant invested RMB692 million and RMB253 million and held 34% and 15% equity interests respectively in Xinyugou Coal Industry while the rest of the equity interest is held by Luxin Company.

For detailed information on this connected transaction, please refer to the announcements of the Company dated October 27, 2010 and December 12, 2011.

Counter Guarantee to Chinalco

Upon consideration at the 2010 annual general meeting convened on May 31, 2011, the shareholders approved the grant of a counter guarantee to Chinalco in respect of the guarantee provided by Chinalco in favor of Rio Tinto in the Simandou iron ore project in Guinea.

For details of the matter, please refer to the announcements of the Company dated March 21, and June 1, 2011.

Independent Auditor's Report

To the shareholders of Aluminum Corporation of China Limited
(incorporated in the People's Republic of China with limited liability)

We have audited the consolidated financial statements of Aluminum Corporation of China Limited ("the Company") and its subsidiaries (together, the "Group") set out on pages 109 to 280, which comprise the consolidated and company statements of financial position as of December 31, 2011, and the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory information.

Directors' Responsibility for the Consolidated Financial Statements

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation of consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as of December 31, 2011, and of the Group's profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Other Matters

This report, including the opinion, has been prepared for and only for you, as a body in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, March 16, 2012

Statements of Financial Position
As of December 31, 2011
(Amounts expressed in thousands of
RMB unless otherwise stated)

Group	Company

	Note	December 31,	December 31,	December 31,	December 31,
		2011	2010	2011	2010

ASSETS

Non-current assets
Intangible assets	6	4,148,770	3,033,875	3,333,207	2,793,212
Property, plant and equipment	7	93,775,373	90,778,672	59,980,769	57,639,389
Non-current assets
held for sale	14	-	40,965	-	40,965
Land use rights and
leasehold land	8	2,558,312	2,180,946	1,064,391	754,917
Investments in subsidiaries	9	-	-	16,120,747	13,450,264
Investments in jointly
controlled entities	10(a)	1,457,229	990,568	1,250,896	805,855
Investments in associates	10(b)	2,492,586	1,212,608	922,000	60,000
Available-for-sale investments	11	44,878	44,878	7,000	7,000
Deferred income tax assets	12	1,517,339	1,410,781	1,121,711	940,422
Other non-current assets	13	1,169,962	304,199	647,958	197,622

		107,164,449	99,997,492	84,448,679	76,689,646

Current assets
Non-current assets
held for sale	14	897,031	621,705	-	-
Inventories	15	24,124,379	21,780,047	13,265,158	11,244,601
Trade and notes receivable	16	5,631,765	3,269,973	3,728,017	2,590,032
Other current assets	17	7,665,985	6,139,969	5,072,831	5,771,661
Financial assets at fair value
through profit or loss		5,807	17,208	2,461	-
Restricted cash and
time deposits	18	1,053,435	512,935	75,063	57,121
Cash and cash equivalents	18	10,591,306	8,982,710	4,006,936	5,343,707

		49,969,708	41,324,547	26,150,466	25,007,122

Total assets		157,134,157	141,322,039	110,599,145	101,696,768

EQUITY

Equity attributable to equity
holders of the Company
Share capital	19	13,524,488	13,524,488	13,524,488	13,524,488
Other reserves	20	19,714,708	19,553,623	20,822,161	20,766,550
Retained earnings
- proposed final dividend	34	-	154,179	-	154,179
- others	20	18,586,803	18,348,502	16,948,542	17,423,738

		51,825,999	51,580,792	51,295,191	51,868,955
Non-controlling interests		6,328,687	5,606,063	-	-

Total equity		58,154,686	57,186,855	51,295,191	51,868,955

LIABILITIES

Non-current liabilities
Borrowings	21	35,968,526	27,723,867	25,958,354	17,776,480
Deferred income tax liabilities	12	4,456	-	-	-
Other non-current liabilities	22	646,091	677,770	506,039	454,960

		36,619,073	28,401,637	26,464,393	18,231,440

Current liabilities
Financial liabilities at fair
value through profit or loss		2,280	8,559	-	4,876
Borrowings	21	46,737,845	41,719,869	26,023,952	24,919,636
Other payables and
accrued expenses	23	7,168,325	7,533,069	4,000,063	4,249,757
Trade and notes payable	24	8,401,310	6,376,342	2,815,546	2,422,104
Current income tax liabilities		50,638	95,708	-	-

		62,360,398	55,733,547	32,839,561	31,596,373

Total liabilities		98,979,471	84,135,184	59,303,954	49,827,813

Total equity and liabilities		157,134,157	141,322,039	110,599,145	101,696,768

Net current liabilities		(12,390,690)	(14,409,000)	(6,689,095)	(6,589,251)

Total assets less
current liabilities		94,773,759	85,588,492	77,759,584	70,100,395

The accompanying notes are an integral part of these financial statements.

The financial statements on pages 109 to 280 were approved for issue by the Board of Directors on March 16, 2012 and were signed on its behalf.

Xiong Weiping	Liu Caiming
Director	Director

Consolidated Statement of Comprehensive Income
For the year ended December 31, 2011
(Amounts expressed in thousands of
RMB unless otherwise stated)

For the year ended December 31,

	Note	2011	2010

Revenue	5	145,874,433	120,994,847
Cost of sales	26	(138,111,367)	(113,349,941)

Gross profit		7,763,066	7,644,906

Selling and distribution expenses	27(a)	(1,622,788)	(1,573,301)
General and administrative expenses	27(b)	(2,779,429)	(2,623,740)
Research and development expenses		(218,026)	(164,235)
Impairment loss on property, plant and equipment	7	(279,750)	(701,781)
Other income	28(a)	185,501	328,853
Other gains, net	28(b)	538,033	491,024

Operating profit		3,586,607	3,401,726

Finance income	29	138,778	91,109
Finance costs	29	(3,432,352)	(2,586,293)
Share of profit of jointly controlled entities	10(a)	122,262	233,784
Share of profit of associates	10(b)	402,701	240,028

Profit before income tax		817,996	1,380,354

Income tax expense	32	(127,492)	(411,216)

Profit for the year		690,504	969,138

Other comprehensive (loss)/income, net of tax:
Reclassification of cumulated fair value changes on
available-for-sale investments upon disposal		-	(1,155)
Currency translation differences		(22,041)	40,833

Total other comprehensive (loss)/income
for the year, net of tax		(22,041)	39,678

Total comprehensive income for the year		668,463	1,008,816

Profit for the year attributable to:
Equity holders of the Company		237,974	778,008
Non-controlling interests		452,530	191,130

		690,504	969,138

Total comprehensive income for
the year attributable to:
Equity holders of the Company		215,933	818,127
Non-controlling interests		452,530	190,689

		668,463	1,008,816

Basic and diluted earnings per share for
profit attributable to the equity holders of
the Company during the year
(expressed in RMB per share)	33	0.02	0.06

The accompanying notes are an integral part of these financial statements.

For the year ended December 31,

	Note	2011	2010

Dividends	34	-	154,179

Consolidate Statement of Changes in Shareholders' Equity
For the year ended December 31, 2011
(Amounts expressed in thousands of
RMB unless otherwise stated)

Non-
	controlling	Total
Attributable to equity holders of the Company	interests	Equity

Capital reserves
(Note 20)

			Other	Statutory		Currency	Investment
	Share	Share	capital	surplus	Special	translation	revaluation	Retained
	capital	premium	reserves	reserve	reserve	differences	reserve	earnings	Total
	(Note 19)			(Note 20)	(Note 20)

Balance as of January 1, 2010	13,524,488	12,848,885	432,600	5,799,232	56,747	(54,926)	714	17,792,998	50,400,738	5,180,419	55,581,157

Comprehensive income/(loss)
Profit for the year	-	-	-	-	-	-	-	778,008	778,008	191,130	969,138

Other comprehensive income/(loss):
Reclassification of cumulated fair value
changes on available-for-sale
investments
upon disposal - gross	-	-	-	-	-	-	(851)	-	(851)	(519)	(1,370)
Reclassification of cumulated fair value
changes on available-for-sale
investments
upon disposal - tax effect	-	-	-	-	-	-	137	-	137	78	215
Currency translation differences	-	-	-	-	-	40,833	-	-	40,833	-	40,833

Total other comprehensive
income/(loss)	-	-	-	-	-	40,833	(714)	-	40,119	(441)	39,678

Total comprehensive
income/(loss)	-	-	-	-	-	40,833	(714)	778,008	818,127	190,689	1,008,816

Transactions with owners:
Release of deferred
governmental subsidies	-	-	88,769	-	-	-	-	-	88,769	4,259	93,028
Acquisition of non-controlling interests	-	(1,366)	-	-	-	-	-	-	(1,366)	1,366	-
Capital injection from non-controlling
shareholders of subsidiaries	-	-	-	-	-	-	-	-	-	203,100	203,100
Partial disposal of interest in
a subsidiary
(Note 9(iii))	-	-	258,335	-	(806)	-	-	-	257,529	112,202	369,731
Appropriation of statutory
surplus reserve	-	-	-	68,325	-	-	-	(68,325)	-	-	-
Other appropriation	-	-	-	-	17,431	-	-	-	17,431	-	17,431
Share of reserve of an associate	-	-	357	-	(793)	-	-	-	(436)	(2,704)	(3,140)
Dividend relating to 2009	-	-	-	-	-	-	-	-	-	(83,268)	(83,268)

Total transactions with owners	-	(1,366)	347,461	68,325	15,832	-	-	(68,325)	361,927	234,955	596,882

Balance as of
December 31, 2010	13,524,488	12,847,519	780,061	5,867,557	72,579	(14,093)	-	18,502,681	51,580,792	5,606,063	57,186,855

Non-
	controlling	Total
Attributable to equity holders of the Company	interests	Equity

Capital reserves
(Note 20)

			Other	Statutory		Currency
	Share	Share	capital	surplus	Special	translation	Retained
	capital	premium	reserves	reserve	reserve	differences	earnings	Total
	(Note 19)			(Note 20)	(Note 20)

Balance as of January 1, 2011	13,524,488	12,847,519	780,061	5,867,557	72,579	(14,093)	18,502,681	51,580,792	5,606,063	57,186,855

Comprehensive income/(loss)
Profit for the year	-	-	-	-	-	-	237,974	237,974	452,530	690,504

Other comprehensive loss:
Currency translation differences	-	-	-	-	-	(22,041)	-	(22,041)	-	(22,041)

Total other comprehensive loss	-	-	-	-	-	(22,041)	-	(22,041)	-	(22,041)

Total comprehensive (loss)/income	-	-	-	-	-	(22,041)	237,974	215,933	452,530	668,463

Transactions with owners:
Release of deferred
governmental subsidies	-	-	165,716	-	-	-	-	165,716	11,834	177,550
Acquisition of non-controlling
interests (Note 9)	-	(791)	-	-	-	-	-	(791)	(159,480)	(160,271)
Acquisition of assets (Note 6)	-	-	-	-	-	-	-	-	477,197	477,197
Disposal of a subsidiary	-	-	-	-	-	-	-	-	(659)	(659)
Other appropriation	-	-	-	-	14,267	-	-	14,267	84	14,351
Share of reserve of associates	-	-	-	-	3,934	-	-	3,934	11,343	15,277
Dividend relating to 2010	-	-	-	-	-	-	(153,852)	(153,852)	(70,225)	(224,077)

Total transactions with owners	-	(791)	165,716	-	18,201	-	(153,852)	29,274	270,094	299,368

Balance as of December 31, 2011	13,524,488	12,846,728	945,777	5,867,557	90,780	(36,134)	18,586,803	51,825,999	6,328,687	58,154,686

The accompanying notes are an integral part of these financial statements.

Consolidated Cash Flow Statement
For the year ended December 31, 2011
(Amounts expressed in thousands of
RMB unless otherwise stated)

For the year ended December 31,

	Note	2011	2010

Net cash generated from operating activities	35	2,489,756	7,103,859

Cash flows used in investing activities
Purchases of intangible assets	6	(80,244)	(7,099)
Purchases of property, plant and equipment		(8,552,718)	(8,325,947)
Purchases of land use rights and leasehold land		(107,981)	(2,937)
Proceeds from disposal of property,
plant and equipment		80,421	233,007
Proceeds from partial disposal of a subsidiary		-	510,783
Payments of consideration in relation to
acquisitions of subsidiaries, net of cash acquired	9	(91,460)	-
Investment in a jointly controlled entity	10(a)	(140,000)	(71,325)
Transformation from a subsidiary to associate	10(b)	-	(23,601)
Investment in associates	10(b)	(816,965)	(748,650)
Investment income on financial products		22,854	-
Proceeds from disposal of
available-for-sale investments	11	256	158,635
Payment of consideration in relation to
acquisition of non-controlling interests		(85,429)	-
Dividend received		102,393	-
Interest received		5,611	4,879
Decrease in time deposits		10,000	47,278
Proceeds from settlement of futures
and option contracts, net	28(b)	550,863	203,237
Deposit for investment projects	17	(536,672)	(849,809)
Loans to related parties	36	(363,665)	-
Refund of deposit for an investment project	17	-	269,575
Governments grants/subsidies received		392,344	385,299
Others, net		(104,155)	(43,642)

Net cash used in investing activities		(9,714,547)	(8,260,317)

Cash flows generated from financing activities
Installment payment of shares and
bonds issuance expenses		(21,000)	(30,000)
Proceeds from issuance of short-term bonds and
medium-term notes, net of issuance costs	21	17,733,500	12,694,000
Repayments of short-term bonds and
medium-term notes		(15,700,000)	-
Drawdown of short-term and long-term loans		56,477,596	34,141,516
Repayments of short-term and long-term loans		(45,378,131)	(41,195,138)
Capital injection from non-controlling interests		-	203,100
Dividends paid by subsidiaries to
non-controlling interests		(69,780)	(109,974)
Dividends paid to the equity holders of the Company		(153,852)	-
Interest paid		(4,045,880)	(2,985,951)

Net cash generated from financing activities		8,842,453	2,717,553

Net increase in cash and cash equivalents		1,617,662	1,561,095
Cash and cash equivalents at beginning of year	18	8,982,710	7,401,410
Exchange (losses)/gains on cash and cash equivalents		(9,066)	20,205

Cash and cash equivalents at end of year	18	10,591,306	8,982,710

The accompanying notes are an integral part of these financial statements.

Notes to the Consolidated Financial Statements
For the year ended December 31, 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

1.	General information

Aluminum Corporation of China Limited () (the "Company") and its subsidiaries (together the "Group") are principally engaged in manufacture and distribution of alumina, primary aluminum and aluminum fabrication products. The Group is also engaged in the development of bauxite related resources, the production, fabrication and distribution of bauxite, carbon and relevant non-ferrous metal products and trading of non-ferrous metal products.

The Company is a joint stock company which was incorporated on September 10, 2001 in the People's Republic of China (the "PRC") with limited liability. The address of its registered office is No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC.

The Company's shares have been listed on The Stock Exchange of Hong Kong Limited and New York Stock Exchange in 2001. The Company also listed its A shares on the Shanghai Stock Exchange ("SSE") in 2007.

These financial statements are presented in Chinese Renminbi ("RMB") unless otherwise stated.

2.	Summary of significant accounting policies

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standard Board ("IASB"). In addition, these financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and Hong Kong Companies Ordinance.

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale investments and financial assets and liabilities at fair value through profit or loss (including derivative instruments) and certain properties, plant and equipment, intangible assets and investments in subsidiaries were stated at deemed costs.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.

2.1.1	Going concern

As of December 31, 2011, the Group's current liabilities exceeded its current assets by approximately RMB12,391 million (2010: RMB14,409 million). The Board of Directors of the Company has considered the Group's available sources of funds including:

*

Unutilized banking facilities of approximately RMB42,749 million as of December 31, 2011 (Note 3), of which amounts totaling RMB35,045 million will be subject to renewal during the next 12 months from the date the Group's financial statements were approved. In February 2012, a bank confirmed in writing that it agreed to renew the banking facilities granted to the Company with unutilized banking facilities of approximately RMB11,180 million as of December 31, 2011 upon their expiration in November 2012. Additionally, the directors of the Company are confident that all banking facilities could be renewed upon their expiration based on the Group's past experience with its banks and its good credit standing;

*	The Group's expected net cash inflows from its operating activities in 2012; and

*	Other available sources of financing from banks and other financial institutions given the Group's credit history.

After making enquiries, the Board of Directors of the Company believes that the Group and the Company have adequate resources to continue operation for the foreseeable future not less than 12 months from the date these financial statements were approved. The Board of Directors of the Company therefore continues to adopt the going concern basis in preparing these financial statements.

2.1.2	Changes in accounting policy and disclosures

(a)	New and amended standards adopted by the Group

The following new standards and amendments to standards are mandatory for the first time for the financial year beginning January 1, 2011, unless otherwise stated.

*	Amendment to IFRS 3, 'Business combinations' is effective for annual periods beginning on or after July 1, 2010.

(i)

Transition requirements for contingent consideration from a business combination that occurred before the effective date of the revised IFRS: Clarifies that the amendments to IFRS 7, 'Financial instruments: Disclosures', IAS 32, 'Financial instruments: Presentation', and IAS 39, 'Financial instruments: Recognition and measurement', that eliminate the exemption for contingent consideration, do not apply to contingent consideration that arose from business combinations whose acquisition dates precede the application of IFRS 3 (as revised in 2008).

(ii)

Measurement of non- controlling interests: The choice of measuring non-controlling interests at fair value or at the proportionate share of the acquiree's net assets applies only to instruments that represent present ownership interests and entitle their holders to a proportionate share of the net assets in the event of liquidation. All other components of non-controlling interest are measured at fair value unless another measurement basis is required by IFRS.

(iii)

Un-replaced and voluntarily replaced share- based payment awards: The application guidance in IFRS 3 applies to all sharebased payment transactions that are part of a business combination, including un-replaced and voluntarily replaced share-based payment awards.

*

Amendment to IAS 34 'Interim financial reporting' is effective for annual periods beginning on or after January 1, 2011. It emphasizes the existing disclosure principles in IAS 34 and adds further guidance to illustrate how to apply these principles. Greater emphasis has been placed on the disclosure principles for significant events and transactions. Additional requirements cover disclosure of changes to fair value measurement (if significant), and the need to update relevant information from the most recent annual report. The change in accounting policy only results in additional disclosures.

*

Amendments to IAS 1, 'Presentation of financial statements'. The amendment was as a result of the May 2010 Improvements which is effective for financial year beginning January 1, 2011. The amendment confirms that entities may present either in the statement of changes in equity or within the notes, an analysis of the components of other comprehensive income by item. The adoption of amendments to IAS 1 did not result any significant impact to the Group.

*

IAS 27, 'Consolidated and separate financial statements' is effective for annual periods beginning on or after July 1, 2010. Clarifies that the consequential amendments from IAS 27 made to IAS 21, 'The effect of changes in foreign exchange rates', IAS 28, 'Investments in associates', and IAS 31, 'Interests in joint ventures', apply prospectively for annual periods beginning on or after 1 July 2009, or earlier when IAS 27 is applied earlier.

*

Amendments to IFRS 7, 'Financial instruments: disclosures'. The amendments were as a result of the May 2010 Improvements which is effective for financial year beginning January 1, 2011 and amendments on disclosure requirements of transfers of financial assets released in October 2010 which is effective for financial year beginning July 1, 2011, respectively. The May 2010 Improvements clarified certain quantitative disclosures and removed the disclosure requirements on financial assets with renegotiated terms. The amendments on transfers of financial assets clarified and strengthened the disclosure requirements of transfers of financial assets which help users of financial statements evaluating related risk exposures and the effect of those risks on the financial position of the Group. The adoption of amendments to IFRS 7 did not result any significant impact to the Group.

(b)	New standards, amendments and interpretations have been issued but are not effective for the financial year beginning January 1, 2011 and not early adopted.

*

IFRS 9 'Financial instruments' addresses the classification, measurement and derecognition of financial assets and financial liabilities. The standard is not applicable until January 1, 2015 but is available for early adoption. On the basis of financial assets and liabilities it has as of December 31, 2011, it is likely that the adoption will affect the Group's accounting for its financial assets. The Group will adopt IFRS 9 from January 1, 2015.

*

Amendment to IFRS 7 'Disclosures - Transfers of financial assets' introduces new disclosure requirement on transfers of financial assets. Disclosure is required by class of asset of the nature, carrying amount and a description of the risks and rewards of financial assets that have been transferred to another party yet remain on the entity's balance sheet. The gain or loss on the transferred assets and any retained interest in those assets must be given. In addition, other disclosures must enable users to understand the amount of any associated liabilities, and the relationship between the financial assets and associated liabilities. The disclosures must be presented by type of ongoing involvement. For example, the retained exposure could be presented by type of financial instrument (such as guarantees, call or put options), or by type of transfer (such as factoring of receivables, securitizations or securities lending). The amendment is applicable to annual periods beginning on or after July 1, 2011 with early adoption permitted. The Group will adopt amendment to IFRS 7 from January 1, 2012.

*

Amendment to IAS 1 'Presentation of financial statements' changes the disclosure of items presented in other comprehensive income in the statement of comprehensive income. The amendment requires entities to separate items presented in other comprehensive income into two groups, based on whether or not they may be recycled to profit or loss in the future. Items that will not be recycled will be presented separately from items that may be recycled in the future. Entities that choose to present other comprehensive income items before tax will be required to show the amount of tax related to the two groups separately. The title used by IAS1 for the statement of comprehensive income has changed to 'statement of profit or loss and other comprehensive income'. However IAS 1 still permits entities to use other titles. The amendment is applicable to annual periods beginning on or after July 1, 2012 with early adoption permitted. The Group will adopt amendment to IAS 1 from January 1, 2013.

*

Amendment to IAS 12, 'Income taxes' on deferred tax is effective for annual periods beginning on July 1, 2012. IAS 12, 'Income taxes', currently requires an entity to measure the deferred tax relating to an asset depending on whether the entity expects to recover the carrying amount of the asset through use or sale. It can be difficult and subjective to assess whether recovery will be through use or through sale when the asset is measured using the fair value model in IAS 40, 'Investment property'. This amendment therefore introduces an exception to the existing principle for the measurement of deferred tax assets or liabilities arising on investment property measured at fair value. As a result of the amendments, SIC 21, 'Income taxes - recovery of revalued non-depreciable assets', will no longer apply to investment properties carried at fair value. The amendments also incorporate into IAS 12 the remaining guidance previously contained in SIC 21, which is withdrawn.

*

Amendment to IAS 19, 'Employee benefits' is effective for annual periods beginning on or after January 1, 2013. These amendments eliminate the corridor approach and calculate finance costs on a net funding basis.

*

IAS 27 (revised 2011), 'Separate financial statements' is effective for annual periods beginning on or after January 1, 2013. IAS 27 (revised 2011) includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10.

*

IAS 28 (revised 2011), 'Associates and joint ventures' is effective for annual periods beginning on or after January 1, 2013. IAS 28 (revised 2011) includes the requirements for joint ventures, as well as associates, to be equity accounted following the issue of IFRS 11.

*

IFRS 10 'Consolidated financial statements' replaces all of the guidance on control and consolidation in IAS 27, 'Consolidated and separate financial statements', and SIC-12, 'Consolidation - special purpose entities'. IAS 27 is renamed 'Separate financial statements', and it continues to be a standard dealing solely with separate financial statements. The existing guidance for separate financial statements is unchanged. The standard is applicable to annual periods beginning on or after January 1, 2013 with early adoption permitted. The Group will adopt IFRS 10 from January 1, 2013.

*

IFRS 11 'Joint arrangements' changes the definitions to reduce the types of joint arrangements to two, joint operations and joint ventures. The jointly controlled assets classification in IAS 31, 'Interests in Joint Ventures', has been merged into joint operations, as both types of arrangements generally result in the same accounting outcome. The standard is applicable to annual periods beginning on or after January 1, 2013 with early adoption permitted. The Group will adopt IFRS 11 from January 1, 2013.

*

IFRS 12 'Disclosure of interests in other entities' sets out the required disclosures for entities reporting under the two new standards, IFRS 10, 'Consolidated financial statements', and IFRS 11,'Joint arrangements'. It replaces the disclosure requirements currently found in IAS 28, 'Investments in associates'. The existing guidance and disclosure requirements for separate financial statements are unchanged under IAS 27 (as amended in 2011). The standard is applicable to annual periods beginning on or after January 1, 2013 with early adoption permitted. The Group will adopt IFRS 12 from January 1, 2013.

*

IFRS 13 'Fair value measurements' explains how to measure fair value and aims to enhance fair value disclosures. It does not say when to measure fair value or require additional fair value measurements. It does not apply to transactions within the scope of IFRS 2, 'Share-based payment', or IAS 17, 'Leases', or to certain other measurements that are required by other standards and are similar to, but are not, fair value (for example, value in use in IAS 36, 'Impairment of assets'). The standard is applicable to annual periods beginning on or after January 1, 2013 with early adoption permitted. The Group will adopt IFRS 13 from January 1, 2013.

The Group has already commenced an assessment of the related impact of the above revised standards, amendments and interpretations to the Group's financial statements and is not expecting any significant impact to the Group's financial position and results.

2.2	Consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries as of December 31.

(a)	Merger accounting for business combinations under common control

The consolidated financial statements incorporate the financial statements of the combining entities or businesses in which the common control combination occurs as if they had been combined from the date when the combining entities or businesses first came under the control of the controlling party.

The net assets of the combining entities or businesses are combined using the existing book values from the controlling parties' perspective. No amount is recognized in consideration for goodwill or excess of the acquirers' interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over cost at the time of the common control combination, to the extent of the continuation of the controlling party's interest.

The consolidated statement of comprehensive income includes the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under common control, where this is shorter, regardless of the date of the common control combination.

Transaction costs, including professional fees, registration fees, costs of furnishing information to shareholders, costs or losses incurred in combining operations of the previously separate businesses etc., incurred in relation to the common control combination that is to be accounted for by using merger accounting is recognized as an expense in the period in which it is incurred.

(b)	Acquisition method of accounting for other business combinations

The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Group, other than common control combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the recognized amounts of acquiree's identifiable net assets. The excess of the consideration transferred the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statement of comprehensive income.

(c)	Subsidiaries

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. The group also assesses existence of control where it does not have more than 50% of the voting power but is able to govern the financial and operating policies by virtue of de-facto control. De-facto control may arise in circumstances where the size of the group's voting rights relative to the size and dispersion of holdings of other shareholders give the group the power to govern the financial and operating policies, etc.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

Inter-company transactions, balances, income and expenses on transactions between group companies are eliminated. Profits and losses resulting from inter-company transactions that are recognized in assets are also eliminated. Accounting policies of subsidiaries have been changed where necessary in the consolidated financial statements to ensure consistency with the policies adopted by the Group.

In the Company's statement of financial position, as permitted under IFRS 1, the investments in subsidiaries acquired prior to January 1, 2008, being the date of transition to IFRS, are stated at deemed cost as required under the previously adopted accounting standards. Subsidiaries acquired after that date are stated at cost less provision for impairment losses (Note 2.9). The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(d)	Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions - that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

(e)	Jointly controlled entities and associates

A jointly controlled entity is the result of contractual arrangements whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.

Investments in jointly controlled entities/associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor's share of the profit or loss of the investee after the date of acquisition. The Group's investment in associates includes goodwill identified on acquisition.

If the ownership interest in a jointly controlled entity/associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income are reclassified to profit and loss where appropriate.

The Group's share of its jointly controlled entities'/associates' post-acquisition profit or loss is recognized in the income statement, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group's share of losses in a jointly controlled entity/associate equals or exceeds its interest in the jointly controlled entity/associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the jointly controlled entity/associate.

The Group determines at each reporting date whether there is any objective evidence that the investment in the jointly controlled entity/associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the jointly controlled entity/associate and its carrying value and recognizes the amount adjacent to 'share of profit of jointly controlled entities' and 'share of profit of associates' in the income statement.

Profits and losses resulting from upstream and downstream transactions between the group and its jointly controlled entities/associates are recognized in the Group's financial statements only to the extent of unrelated investor's interests in the jointly controlled entities/associates. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of jointly controlled entities/associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Dilution gains and losses arising in investments in jointly controlled entities/associates are recognized in the income statement.

(f)	Disposal of subsidiaries, jointly controlled entities and associates

When the Group ceases to have control or significant influences, any retained interest in the entity is re-measured to its fair value at the date when control or significant influence is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

2.3	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee that makes strategic decisions.

2.4	Foreign currency translation

(a)	Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in RMB, which is the Company's functional currency and the Group's presentation currency.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of comprehensive income.

Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the statement of comprehensive income within 'finance costs, net'. All other foreign exchange gains and losses are presented in the statement of comprehensive income within 'other gains, net'.

Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss.

(c)	Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

(ii)

income and expenses for each statement of comprehensive income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

(iii)	all resulting exchange differences are recognized in other comprehensive income.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Exchange differences arising are recognized in equity.

2.5	Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any replaced parts is derecognized. All other repairs and maintenance are charged in the statement of comprehensive income during the financial period in which they are incurred.

Depreciation on property, plant and equipment is calculated using the straight-line method to allocate their costs over their estimated useful lives down to their residual values, as follows:

Buildings	10 - 45 years
Machinery	10 - 30 years
Transportation facilities	10 years
Office and other equipment	4 - 5 years

The assets' depreciation method, residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 2.9).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount of the asset and are recognized within 'other gains, net' in the statement of comprehensive income.

2.6	Construction-in-progress ("CIP")

CIP represents buildings under construction, and plant and equipment pending installation, and is stated at cost less accumulated impairment losses. Cost comprises construction expenditures, other expenditures necessary for the purpose of preparing the CIP for its intended use and those borrowing costs incurred before the assets are ready for their intended use that are eligible for capitalization. CIP is transferred to property, plant and equipment when the CIP is ready for its intended use.

2.7	Intangible assets

(a)	Goodwill

Goodwill arises on the acquisition of subsidiaries, associates and jointly controlled entities and represents the excess of the consideration transferred over the fair value of the Group's share of the net identifiable assets of the acquiree at the date of acquisition.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units,or groups of cash-generating units, that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed.

(b)	Mining rights and mineral exploration rights

Mining rights are initially recorded at cost which includes payments of consideration for extraction rights, exploration and other direct costs. Amortization is provided on a straight-line basis according to the shorter of the expiration date of the mining certificate or the mineable period of natural resources. Estimated useful lives of the majority of the mining rights range from 3 to 20 years. Mineral exploration rights are initially recorded at the cost of the acquisition and adopt the same method as the mining rights to amortize since the exploration rights convert to the mining rights and begin to produce.

(c)	Computer software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized, their estimated useful lives, which does not exceed 10 years. Costs associated with maintaining computer software programmes are recognised as an expense as incurred.

(d)	Periodic review of the useful life and amortization method

For intangible assets with finite useful life, the estimated useful life and amortization method are reviewed annually at the end of each year and adjusted when necessary.

2.8	Research and development

Research and development expenditures are classified as research expenditures and development expenditures according to the nature of the expenditures and whether there is significant uncertainty of development activities transforming to assets.

Research expenditures are recognized in current period profit and loss. Development expenditures are recognized as assets when all of the following criteria are met:

(i)	it is technically feasible to complete the asset so that it will be available for use or sale;

(ii)	management intends to complete the asset and intends and has the ability to use or sell it;

(iii)	it can be demonstrated that the asset will generate probable future economic benefits;

(iv)	there are adequate technical, financial and other resources to complete the development of the asset and management has the ability to use or sell the asset; and

(v)	the expenditure attributable to the asset during its development phase can be reliably measured.

Development expenditures that do not meet the criteria above are recorded in current period profit and loss as incurred. Development expenditures that have been recorded in profit and loss in previous periods will be not recognized as assets in subsequent periods. Capitalized development expenditures are included in property, plant and equipment and intangible assets as appropriate according to their natures.

2.9	Impairment of non-financial assets

Assets that have an indefinite useful life, for example goodwill or intangible assets not ready to use, are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

2.10	Non-current assets held for sale

Non-current assets are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell.

2.11	Financial assets

(a)	Classification

The Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables and available-for-sale investment. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(i)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months; otherwise, they are classified as non-current.

(ii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the end of reporting period. These are classified as non-current assets. Loans and receivables are classified as trade and other receivables in the statement of financial position (Note 2.15).

(iii)	Available-for-sale investments

Available-for-sale investments are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period.

(b)	Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade-date - the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the statement of comprehensive income. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale investments and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method.

Gains or losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are presented in the statement of comprehensive income within 'other gains, net', in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognized in the statement of comprehensive income as part of other income when the Group's right to receive payments is established.

Changes in the fair value of monetary and non-monetary securities classified as available-for-sale investments are recognized in other comprehensive income.

When securities classified as available-for-sale investments are sold or impaired, the accumulated fair value adjustments recognized in equity are included in the statement of comprehensive income as 'other gains, net'.

Interest on available-for-sale securities calculated using the effective interest method is recognized in the statement of comprehensive income as part of other income. Dividends on available-for-sale equity instruments are recognized in the statement of comprehensive income as 'other income' when the Group's right to receive payments is established.

(c)	Impairment of financial assets

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets are impaired. In the case of equity investments classified as available-for-sale investments, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale investments, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss - is removed from equity and recognized in profit or loss. Impairment losses recognized in profit or loss on equity instruments are not reversed through profit or loss. Impairment testing of trade receivables is described in Note 2.15.

2.12	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

2.13	Derivative financial instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value.

2.14	Inventories

Inventories comprise raw materials, work-in-progress, finished goods, spare parts and packaging materials and others, and are stated at the lower of cost and net realizable value. Cost is determined using the weighted average method. Work-in-progress and finished goods, comprise materials, direct labor and an appropriate proportion of all production overhead expenditure (based on normal operating capacity). Borrowing costs are excluded.

Provision for impairment of inventory is usually determined by the excess of cost over net realizable value and recorded in the statement of comprehensive income. Net realizable values are determined based on the estimated selling price less estimated conversion costs, selling expenses and related taxes in the ordinary course of business. Provision for or reversal of impairment of inventory are recognized within 'cost of sales' in the statement of comprehensive income.

2.15	Trade and notes receivable and other receivables

Trade and notes receivable and other receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business. If collection of these receivables is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. If not, they are presented as non-current assets.

Trade and notes receivable and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment.

2.16	Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments (including time deposits) with original maturities of three months or less. Bank overdrafts, if any, are shown within borrowings in current liabilities in the statement of financial position.

Time deposits and other cash investments with original maturities of more than three months are excluded from cash and cash equivalents.

2.17	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the statement of comprehensive income over the period of the borrowings using the effective interest method.

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the end of reporting period.

2.18	Government grants

Government grants are recognized when the Group fulfils the conditions attached to them and there is reasonable assurance that the grant will be received. When the government grant is in the form of monetary assets, they are measured at the actual amount received. When the grant is provided based on a pre-determined rate, it is measured at the fair value of the amount receivable.

Asset-related government grants are recognized as deferred income and are amortized evenly in the statement of comprehensive income over the useful lives of the related assets.

Income-related government grants that are used to compensate subsequent related expenses or losses of the Group are recognized as deferred income and recorded in the statement of comprehensive income when the related expenses or losses are incurred. When the grant is used to compensate expenses or losses that were already incurred, they are directly recognized in current period profit and loss.

2.19	Trade and notes payable and other payables

Trade and notes payable and other payables are mainly obligations to pay for goods, equipment or services that have been acquired in the ordinary course of business from suppliers and service providers. These payable are classified as current liabilities if payment is or expected to due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

2.20	Employee benefits

Employee benefits mainly include salaries, bonuses, allowances and subsidies, retirement benefit obligations, social insurance and housing funds, labor union fees, employees' education fees and other expenses related to the employees for their services. The Group recognizes employee benefits as liabilities during the accounting period when employees rendered the services and allocates the related cost of assets and expenses based on different beneficiaries.

(a)	Bonus plans

The expected cost of bonus plan is recognized as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(b)	Retirement benefit obligations

The Group primarily pays contributions on a monthly basis to various defined contribution retirement benefit plans organized by relevant municipal and provincial governments in the PRC. In 2011, the Group makes monthly defined contributions at rates of 20% (2010: 20%) of the qualified employees' basic salaries. The municipal and provincial governments undertake to assume the retirement benefit obligations of all existing and future retired employees payable under these plans. The Group has no legal or constructive obligations for further contributions if the fund does not hold sufficient assets to pay all employees the benefit relating to their current and past services.

(c)	Other social insurance and housing funds

The Group provides other social insurance and housing funds to the qualified employees in the PRC based on certain percentages of their salaries. These percentages are not to exceed the upper limits of the percentages prescribed by Ministry of Human Resources and Social Security of the PRC. These benefits are paid to social security organization and the amounts are expensed as incurred. The Group has no legal or constructive obligations for further contributions if the fund does not hold sufficient assets to pay all employees the benefit relating to their current and past services.

(d)	Termination benefits and early retirement benefits

Termination and early retirement benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy and/or early retirement in exchange for these benefits. The Group recognizes termination and early retirement benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy and/or early retirement. The specific terms vary among the terminated and early retired employees depending on various factors including position, length of service and district of the employee concerned. Benefits falling due more than 12 months after the end of the reporting period are discounted to their present value.

2.21	Current and deferred income tax

The income tax expense for the period comprises current and deferred income tax. Shares of income tax expense of jointly controlled entities and associates are included in 'share of profits/(losses) of jointly controlled entities/associates'. Income tax expense is recognized in the statement of comprehensive income except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized using the liability method on temporary differences arising between tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, jointly controlled entities and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.22	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable for the sales of goods and rendering of services under contracts in the ordinary course of the Group's activities. Revenue is shown net of returns, discounts and value-added tax.

The Group recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the Group and when specific criteria have been met for each of the Group's activities (see descriptions below).

(a)	Sales of goods

Revenue from the sales of goods is recognized when the Group has already transferred the significant risks and rewards of ownership of the goods to the buyers, the Group has retained neither continuing managerial involvement nor control over the goods, it is probable that the economic benefits related to the transaction will flow into the Group, and the revenue and related costs incurred can be measured reliably.

If the Group is acting solely as an agent, amounts billed to customers are offset against the relevant costs, and the related revenue is reported on a net basis.

(b)	Rendering of services

The Group provides transportation and packaging services to third party customers. These services are recognized in the period when the related services are provided.

2.23	Interest income

Interest income is recognized using the effective interest method. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loan and receivables are recognized using the original effective interest rate.

2.24	Dividend income

Dividend income is recognized when the right to receive payment is established.

2.25	Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the statement of comprehensive income on a straight-line basis over the period of the lease.

The Group leases certain property, plant and equipment. Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the statement of comprehensive income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

2.26	Borrowing costs

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

2.27	Dividend distribution

Dividend distribution to the Company's shareholders is recognized as a liability in the Group's and Company's financial statements in the period in which the dividends are approved by the Company's shareholders.

2.28	Provisions

Provisions for environmental restoration, restructuring costs and legal claims are recognized when: the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount can be reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

3.	Financial and capital risks management

3.1	Financial risk management

The Group's activities expose it to a variety of financial risks: market risk (including foreign currency risk, cash flow and fair value interest rate risk and commodity price risk), credit risk and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group's financial performance.

Risk management is carried out by the treasury management department (the "Group Treasury") under policies approved by the Board of Directors of the Company. Group Treasury identifies, evaluates and hedges financial risks through close co-operation with the Group's operating units.

(a)	Market risk

(i)	Foreign currency risk

Foreign currency risk primarily arises from certain significant foreign currency deposits and short-term and long-term loans denominated in US Dollar ("USD"), Australian Dollar ("AUD"), Japanese Yen ("JPY"), Euro ("EUR") and Hong Kong Dollar ("HKD"). Related exposures are disclosed in Notes 18 and 21 to the financial statements, respectively. The Group Treasury closely monitors the international foreign currency market on the changing exchange rates and takes these into consideration when investing in foreign currency deposits and issuing loans.

As of December 31, 2011, if RMB had strengthened/weakened by 5% against USD with all other variables held constant, profit for the year would have been approximately RMB101 million (2010: RMB42 million) higher/lower, mainly as a result of foreign exchange gains/losses on translation of USD-denominated borrowings. Profit is more sensitive to fluctuation in RMB/USD exchange rates in 2011 than 2010, mainly due to the increase in USD-denominated borrowings.

As the assets and liabilities denominated in other foreign currency except for USD are minimal relative to the total assets and liabilities of the Group, the directors of the Company are of the opinion that the Group is not exposed to any significant foreign currency risk arising from such foreign currency denominated assets and liabilities as of December 31, 2011 and 2010.

(ii)	Cash flow and fair value interest rate risk

As the Group has no significant interest bearing assets except for bank deposits (Note 18), the Group's income and operating cash flows are substantially independent of changes in market interest rates.

Most of the bank deposits are maintained in savings and time deposit accounts in the PRC. The interest rates are regulated by the People's Bank of China and the Group Treasury closely monitors the fluctuation on such rates periodically. As the average interest rates applied to the deposits are relatively low, the directors of the Company are of the opinion that the Group is not exposed to any significant interest rate risk for its financial assets held as of December 31, 2011 and 2010.

The interest rate risk of the Group primarily arises from long-term loans. Loans borrowed at floating interest rates expose the Group to cash flow interest rate risk. The exposures to these risks are disclosed separately in Note 21. The Group enters into debt obligations to support general corporate purposes including capital expenditures and working capital needs. The Group Treasury closely monitors market interest rates and maintains a balance between variable rate and fixed rate borrowings in order to reduce the exposures to the interest rate risk described above.

As of December 31, 2011, if interest rates had been 100 basis points (2010:100 basis points) higher/lower with all other variables held constant, profit for the year would have been RMB376 million lower/higher (2010: RMB361 million), respectively mainly as a result of higher/lower interest expense on floating rate borrowings.

The fair value interest rate risk of the Group mainly arises from long-term bonds, medium-term notes and short-term bonds issued at fixed rates. As the fluctuation of comparable interest rates of corporate bonds with similar terms is relatively low, the directors of the Company are of the opinion that the Group is not exposed to any significant fair value interest rate risk for its fix interest rate borrowings held as of December 31, 2011 and 2010.

(iii)	Commodity price risk

The Group uses futures and option contracts to reduce its exposure to fluctuations in the price of primary aluminum. The Group has policy in place which limits the total quantity of primary aluminum related to these futures and option contracts to 30% of the Group's annual production or 50% of the Group committed purchase or sales for the Group's trading business.

The Group uses mainly futures contracts and option contracts traded on the Shanghai Futures Exchange and London Metal Exchange (the "LME") to hedge against fluctuations in primary aluminum prices. As of December 31, 2011, the fair value of outstanding future contracts amounting to RMB3.9 million (2010: RMB0.5 million) and RMB1.8 million (2010: RMB8.6 million) are recognized in financial assets and liabilities at fair value through profit or loss respectively. And the fair value of outstanding option contracts amounting to RMB0.5 million (2010: nil) are recognized in financial liabilities at fair value through profit or loss.

A summary of future contacts held as of December 31, 2011 is as follows:

As of December 31, 2011

	Quantity
	(expressed	Contract	Market	Contract
	in tones)	value	value	maturity

Primary aluminum:
- short position	1,825	29,302	29,182	Jan 2012
- long position	60,890	935,633	938,518	Jan - Jun
				2012
Copper:
- short position	2,900	160,407	160,544	Feb 2012
Znic:
- long position	3,900	58,284	57,528	Mar - Apr
				2012

As of December 31, 2010

	Quantity
	(expressed	Contract	Market	Contract
	in tones)	value	value	maturity

Primary aluminum:
- short position	34,305	562,569	571,118	Jan - Nov 2011
- long position	1,000	16,557	16,790	Mar 2011
Copper:
- short position	675	47,829	47,547	Jan 2011

As of December 31, 2011, if the commodity futures price had increased/decreased by 3% (2010: 3%) and all other variables held constant, profit for the year would have changed by the amount shown below:

For the year ended
December 31,

	2011	2010

Primary aluminum	Decrease/increase	Decrease/increase
	87 million	202 million
Primary copper	Increase/decrease	Decrease/increase
	4 million	39 million
Primary zinc	Decrease/increase	Decrease/increase
	21 million	23 million
Primary lead	Decrease/increase
	3 million	N/A

(b)	Credit risk

Credit risk arises from bank balances, other receivables as well as credit exposures of customers, including outstanding receivables and committed transactions. The Company also provided financial guarantees to certain subsidiaries. The carrying amount of these receivables and amounts of respective financial guarantees included in Notes 16, 17, 18 and 21 represent the Group's maximum exposure to credit risk in relation to its financial assets and guarantees.

The Group maintains substantially all of its bank balances and cash in several major state-owned banks in the PRC. With strong state support provided to these state-owned banks, the directors of the Company are of the opinion that there is no significant credit risk on such assets being exposed to losses.

With regard to receivables, the marketing department assesses the credit quality of the customers, taking into account their financial positions, past experience and other factors. The Group performs periodic credit evaluations of its customers and believes that adequate provision for impairment of receivables have been made in the financial statements. Management does not expect any further losses from non-performance by these counterparties. Except for the collateral as set out in Note 13, the Group does not hold any other collateral as security for these receivables.

As of December 31, 2011 and 2010, none of the individual customers exceed 10% of the Group's total revenue, and thus, the directors of the Company are of the opinion that the Group is not exposed to any significant concentration of credit risk as of December 31, 2011 and 2010.

(c)	Liquidity risk

Cash flow forecasting is performed in the operating entities of the Group and aggregated by Group Treasury. Group Treasury monitors rolling forecasts of the Group's liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times so that the Group does not breach borrowing limits or covenants (where applicable) on any of its borrowing facilities. Such forecasting takes into consideration the Group's debt financing plans, covenant compliance, compliance with internal balance sheet ratio targets and, if applicable, external regulatory or legal requirements, for example, currency restrictions.

As of December 31, 2011, the Group had total banking facilities of approximately RMB100,520 million (2010: RMB96,706 million) of which amounts totaling RMB57,771 million have been utilized as of December 31, 2011 (2010: RMB46,699 million). Banking facilities of approximately RMB73,989 million will be subject to renewals in 2012. The directors of the Company are confident that such banking facilities can be renewed upon expiration based on their past experience and good credit standing.

In addition, as of December 31, 2011, the Group had credit facilities through its primary aluminum futures agent at the LME amounting to USD132.00 million (equivalent to RMB831.72 million) (2010: USD107.00 million (equivalent to RMB708.63 million)) of which USD1.49 million (equivalent to RMB9.39 million) (2010: USD14.97 million (equivalent to RMB99.12 million)) has been utilized. The futures agent has the right to adjust the related credit facilities.

Management also monitors rolling forecasts of the Group's liquidity reserve on the basis of expected cash flows.

The table below analyzes the Group's and the Company's non-derivative financial liabilities and financial liabilities at fair value through profit or loss that will be settled on a net basis into relevant maturity groupings based on the remaining period from balance sheet dates to the contractual maturity dates. The amounts disclosed in the table are the contractual undiscounted cash flows, except for the trading derivatives, which are included at their fair value (see below).

Group

	Within
	1 year	1-2 years	2-5 years	Over 5 years	Total

As of December 31, 2011
Long-term bank and
other loans	4,164,474	6,288,818	11,641,562	1,335,599	23,430,453
Long-term bonds	-	-	-	2,000,000	2,000,000
Medium-term notes	-	5,000,000	9,800,000	-	14,800,000
Short-term bonds	10,000,000	-	-	-	10,000,000
Short-term bank loans	32,322,794	-	-	-	32,322,794
Interest payables for
borrowings	3,389,656	1,669,552	1,811,723	197,810	7,068,741
Financial liabilities at fair
value through profit or
loss	2,280	-	-	-	2,280
Long-term payable	8,380	8,330	-	-	16,710
Other payables and
accrued expenses
(Note)	5,553,016	-	-	-	5,553,016
Trade and notes payable	8,401,310	-	-	-	8,401,310

	63,841,910	12,966,700	23,253,285	3,533,409	103,595,304

Group

	Within
	1 year	1-2 years	2-5 years	Over 5 years	Total

As of December 31, 2010
Long-term bank and
other loans	5,264,528	3,624,508	11,457,145	3,726,011	24,072,192
Long-term bonds	-	-	-	2,000,000	2,000,000
Medium-term notes	5,000,000	-	7,000,000	-	12,000,000
Short-term bonds	10,700,000	-	-	-	10,700,000
Short-term bank loans	20,589,680	-	-	-	20,589,680
Interest payables for
borrowings	2,599,084	1,322,756	2,157,311	372,181	6,451,332
Financial liabilities at fair
value through profit or
loss	8,559	-	-	-	8,559
Long-term payable	8,380	8,380	8,330	-	25,090
Other payables and
accrued expenses
(Note)	5,777,748	-	-	-	5,777,748
Trade and notes payable	6,376,342	-	-	-	6,376,342

	56,324,321	4,955,644	20,622,786	6,098,192	88,000,943

Company

	Within
	1 year	1-2 years	2-5 years	Over 5 years	Total

As of December 31, 2011
Long-term bank and
other loans	813,375	3,317,975	5,632,926	1,100,600	10,864,876
Long-term bonds	-	-	-	2,000,000	2,000,000
Medium-term notes	-	5,000,000	9,000,000	-	14,000,000
Short-term bonds	10,000,000	-	-	-	10,000,000
Short-term bank loans	14,960,000	-	-	-	14,960,000
Interest payables for
borrowings	2,340,445	1,245,462	1,213,613	171,330	4,970,850
Long-term payable	8,380	8,330	-	-	16,710
Other payables and
accrued expenses
(Note)	3,433,315	-	-	-	3,433,315
Trade and notes payable	2,815,546	-	-	-	2,815,546

	34,371,061	9,571,767	15,846,539	3,271,930	63,061,297

Company

	Within
	1 year	1-2 years	2-5 years	Over 5 years	Total

As of December 31, 2010
Long-term bank and
other loans	2,753,975	746,475	6,789,226	1,324,576	11,614,252
Long-term bonds	-	-	-	2,000,000	2,000,000
Medium-term notes	5,000,000	-	7,000,000	-	12,000,000
Short-term bonds	10,000,000	-	-	-	10,000,000
Short-term bank loans	7,000,000	-	-	-	7,000,000
Interest payables for
borrowings	1,642,055	864,362	1,430,931	252,697	4,190,045
Financial liabilities at fair
value through profit or
loss	4,876	-	-	-	4,876
Long-term payable	8,380	8,380	8,330	-	25,090
Other payables and
accrued expenses
(Note)	3,544,077	-	-	-	3,544,077
Trade and notes payable	2,422,104	-	-	-	2,422,104

	32,375,467	1,619,217	15,228,487	3,577,273	52,800,444

Note:

Advances from customers, accrued payroll and bonus, staff welfare payables, contribution payable for retirement benefits and obligations in relation to early retirement schemes are excluded for the purpose of the above analysis.

3.2	Fair value estimation

Below is a summary of analysis on financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

-	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);

-	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (Level 2); and

-	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3).

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

As of December 31, 2011, all available-for-sale investments are measured at Level 3 fair value (2010: Level 3); except for financial assets and financial liabilities at fair value through profit or loss amounting to RMB1.9 million and RMB0.5 million (2010: RMB16.7 million and nil), respectively, is measured at Level 2 fair value, all other financial assets and liabilities at fair value through profit or loss are measured at Level 1 (2010: Level 1) fair value.

There were no significant transfers of financial assets between level 1 and level 2 fair value hierarchy classifications.

The carrying amount less provision for impairment of trade and other receivables, bank balances and cash, trade and other payables and accrued expenses, short-term bonds and short-term loans are assumed to approximate their fair values. The fair values of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rates that are available to the Group for similar financial instruments.

3.3	Capital risk management

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, issue new shares or sell assets to reduce debts.

Consistent with other entities in the industry, the Group monitors capital on the basis of its gearing ratio. This ratio is calculated as net debts divided by total capital. Net debts are calculated as total borrowings and other liabilities (including borrowings, other non-current liabilities, trade and notes payable, other payables and accrued expenses and financial liabilities at fair value through profit or loss, as shown in the consolidated statement of financial position) less restricted cash, time deposits and cash and cash equivalents. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus net debts less non-controlling interests.

During 2011 and 2010, the change in sales price of the Group's primary products has adversely impacted profitability and net operating cash flows of the Group. The Group has entered into additional bank borrowings in order to ensure sufficient operating cash flows. The gearing ratio as of December 31, 2011 is as follows:

	2011	2010

Total borrowings and other liabilities	98,924,377	84,039,476
Less: restricted cash, time deposits and cash and cash equivalents	(11,644,741)	(9,495,645)

Net debts	87,279,636	74,543,831

Total equity	58,154,686	57,186,855
Add: net debts	87,279,636	74,543,831
Less: non-controlling interests	(6,328,687)	(5,606,063)

Total capital attributable to equity holders of the Company	139,105,635	126,124,623

Gearing ratio	63%	59%

There is no significant change in gearing ratio between December 31, 2011 and 2010.

4.	Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. Critical estimates and assumptions that have a significant risk of causing a material impact on the carrying amount of assets and liabilities within the next financial year are discussed below:

(a)	Property, plant and equipment - recoverable amount

In accordance with the Group's accounting policy (Note 2.9), each asset or cash generating unit is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, an estimate of recoverable amount is performed and an impairment loss recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties and is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, and its eventual disposal.

Value in use is also generally determined as the present value of the estimated future cash flows, but only those expected to arise from the continued use of the asset in its present form and its eventual disposal. Present values are determined using a risk-adjusted pre-tax discount rate appropriate to the risks inherent in the asset. Future cash flow estimates are based on expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors) and operating costs. This policy requires management to make these estimates and assumptions which are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be impaired and the impairment would be charged against the statement of comprehensive income.

(b)	Property, plant and equipment and intangible assets - estimated useful lives and residual values

The Group's management determines the estimated useful lives and residual values (if applicable) and consequently related depreciation/amortization charges for its property, plant and equipment and intangible assets. These estimates are based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions, or based on value-in-use calculations or market valuations according to the estimated periods that the Group intends to derive future economic benefits from the use of intangible assets. Management will increase the depreciation/amortization charge where useful lives are less than previously estimated lives, and it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.

Actual economic lives may differ from estimated useful lives; and actual residual values may differ from estimated residual values. Periodic review could result in a change in depreciable lives and residual values and therefore depreciation/amortization expense in future periods.

(c)	Estimated impairment of inventories - net realizable value

In accordance with the Group's accounting policy (Note 2.14), the Group's management tests whether inventory suffered any impairment based on estimates of the net realizable value of the inventory. For different types of inventories, it requires the exercise of accounting estimates on selling price, costs of conversion, selling expenses and related tax expense to calculate its net realizable value. For inventories held for executed sales contracts, the management estimates net realizable value based on the contracted price; for other inventories, the management estimates realizable future price based on the actual prices during the period from the balance sheet date to the date these financial statements were approved for issue by the Board of Directors of the Company and takes into account the nature and balance of inventories and future estimated price trends. For raw materials and work-in-progress, the management has established a model in estimating the net realized value at which the inventories can be realized in the normal course of business after considering the Group's manufacturing cycles, production capacity and forecasts, estimated future conversion costs and selling prices. The management also takes into account the price or cost fluctuations and other related matters occurring after the balance sheet date which reflect conditions that existed as of the balance sheet date.

It is reasonably possible that if there is a significant change in circumstances including the Group's business and the external environment, outcomes within the next financial year would be significantly affected.

(d)	Income tax

The Group estimates its income tax provision and deferred income taxation in accordance with the prevailing tax rules and regulations, taking into account any special approvals obtained from relevant tax authorities and any preferential tax treatment to which it is entitled in each location or jurisdiction in which the Group operates. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred income tax provisions in the period in which such determination is made.

For temporary differences which give rise to deferred income tax assets, the Group has assessed the likelihood that the deferred income tax assets could be recovered. Major deferred income tax assets relate to deductible tax losses and provision for impairment of receivables and accruals of expenses not yet deductible for tax purposes. As of December 31, 2011, the Group has recorded deferred income tax assets amounting to approximately RMB1,628 million on these temporary differences (2010: approximately RMB1,536 million). Deferred income tax assets are recognized based on the Group's estimates and assumptions that they will be recovered from taxable income arising from continuing operations in the foreseeable future.

The Group believes it has recorded adequate current tax provision and deferred income taxes based on the prevailing tax rules and regulations and its current best estimates and assumptions. In the event that future tax rules and regulations or related circumstances change, adjustments to current and deferred income taxation may be necessary which would impact the Group's results or financial position.

(e)	Goodwill - recoverable amount

In accordance with the Group's accounting policy (Note 2.7(a)), goodwill is allocated to the Group's operating segments as it represents the lowest level within the Group at which the goodwill is monitored for internal management purposes and is tested for impairment annually by preparing a formal estimate of the recoverable amount. The recoverable amount is estimated as the value in use of the operating segment. Similar considerations to those described above in respect of assessing the recoverable amount of property, plant and equipment apply to goodwill.

(f)	Going concern

As set out in Note 2.1.1, the ability of the Group and the Company to continue operations is dependent upon obtaining the necessary financing borrowings and continued operations in order to generate sufficient cash flow to meet its liabilities as they fall due. In the event the Group and the Company are unable to obtain adequate funding, there is uncertainty as to whether the Group and the Company will be able to continue as a going concern. These financial statements do not include any adjustments related to the carrying values and classifications of assets and liabilities that would be necessary should the Group and the Company be unable to continue as a going concern.

5.	Revenue and segment information

(a)	Revenue

Revenue recognized during the year is as follows:

For the year ended
December 31,

	2011	2010

Sales of goods (net of value-added tax)	142,863,166	118,374,341
Other revenue	3,011,267	2,620,506

	145,874,433	120,994,847

Other revenue primarily includes revenue from sales of scrap and other materials, supply of electricity, gas, heat and water and provision of machinery processing and other services.

(b)	Segment information

The chief operating decision-maker of the Company has been identified as the Company's Executive Committee. The Executive Committee is responsible for the review of the internal reports in order to allocate resources to operating segments and assess their performance. The Executive Committee considers the business from a product perspective comprising alumina, primary aluminum, aluminum fabrication for the Group's manufacturing business, and trading business is identified as a separate reportable operating segment. In addition, the Group's operating segments also include corporate and other services which cover other operating activities of the Group including research and development.

The Executive Committee assesses the performance of operating segments based on profit or loss before income tax in related periods. Unless otherwise stated below, the manner of assessment used by the Executive Committee is consistent with that applied in this consolidated financial statements. Management has determined the operating segments based on the reports reviewed by the Executive Committee that are used to make strategic decisions.

Alumina segment, which consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group aluminum plants and externally to customers outside the Group. This segment also includes the production and sales of chemical alumina and metal gallium.

Primary aluminum segment, which consists of procuring alumina and other raw materials, supplemental materials and electricity power, smelting alumina to produce primary aluminum and selling them to the Group's internal aluminum fabrication plants and external customers. This segment also includes the production and sales of carbon products and aluminum alloy and other aluminum products.

Aluminum fabrication segment, which consists of procuring primary aluminum, other raw materials, supplemental materials and electricity power, and further processing primary aluminum for the production and sales of seven main aluminum fabricated products, including casts, planks, screens, extrusions, forges, powder and die castings.

The trading segment, which engages in the trading of alumina, primary aluminum, aluminum fabrication products, other non-ferrous metal products and raw materials and supplemental materials to internal manufacture plants and external customers in the PRC. The products are sourced from fellow subsidiaries and international and domestic suppliers to the Group. Sales of products manufactured by the Group's manufacturing business are included in the total revenue of the trading segment and are eliminated from the segment revenue of the respective segments which supplied the products to trading segment.

Prepaid current income tax and deferred income tax assets are excluded from segment assets, and current income tax liabilities and deferred income tax liabilities are excluded from segment liabilities. All sales among the operating segments were conducted at terms mutually agreed among group companies, and have been eliminated at the consolidated level.

For the year ended December 31, 2011

					Corporate
					and other	Inter-
		Primary	Aluminum		operating	segment
	Alumina	aluminum	fabrication	Trading	segment	elimination	Total

Total revenue	31,127,030	57,979,676	11,794,808	109,172,393	176,078	(64,375,552)	145,874,433
Inter-segment revenue	(28,066,182)	(26,091,820)	(343,608)	(9,848,302)	(25,640)	64,375,552	-

Sales of self-produced products				35,916,115
Sales of products sourced from
external suppliers				63,407,976
Revenue from external
customers	3,060,848	31,887,856	11,451,200	99,324,091	150,438	-	145,874,433

Segment profit/(loss)	351,903	905,474	(335,932)	670,638	(1,051,498)	277,411	817,996
Income tax expense							(127,492)

Profit for the year							690,504

For the year ended December 31, 2011

					Corporate
					and other	Inter-
		Primary	Aluminum		operating	segment
	Alumina	aluminum	fabrication	Trading	segment	elimination	Total

Other items
Finance income	19,958	24,849	11,976	32,017	49,978	-	138,778
Finance costs	(720,508)	(1,322,311)	(393,680)	(119,325)	(876,528)	-	(3,432,352)
Share of profit of jointly
controlled entities	-	-	-	-	122,262	-	122,262
Share of profit of associates	-	390,407	1,995	-	10,299	-	402,701
Amortization of land use rights
and leasehold land	30,979	25,042	7,589	15	2,222	-	65,847
Depreciation and amortization	2,449,016	2,554,844	354,107	3,565	95,064	-	5,456,596
Gain/(loss) on disposal
of property,
plant and equipment	12,165	2,813	(132)	(56)	(2,769)	-	12,021
Impairment loss of property,
plant and equipment	247,997	-	-	-	31,753	-	279,750
Provision for impairment of
inventories	82,714	116,639	26,565	40,923	-	-	266,841
(Reversal of)/provision for
impairment of receivables,
net of bad debts recovered	(41,888)	5	8,010	-	-	-	(33,873)

Additions to non-current
assets during the year
Intangible assets	467,426	65,034	13,862	-	787,798	-	1,334,120
Land use rights	1,397	338,680	106,504	-	-	-	446,581
Property, plant and equipment	2,150,181	4,135,453	2,760,745	9,538	109,021	-	9,164,938

For the year ended December 31, 2010

					Corporate
					and other	Inter-
		Primary	Aluminum		operating	segment
	Alumina	aluminum	fabrication	Trading	segment	elimination	Total
				(Note)

Total revenue	26,837,922	53,255,011	10,466,016	90,141,373	190,326	(59,895,801)	120,994,847
Inter-segment revenue	(24,689,632)	(26,847,748)	(150,676)	(8,159,134)	(48,611)	59,895,801	-

Revenue from external
customers	2,148,290	26,407,263	10,315,340	81,982,239	141,715	-	120,994,847

Segment profit/(loss)	1,077,144	358,782	(323,568)	860,637	(490,258)	(102,383)	1,380,354
Income tax expense							(411,216)

Profit for the year							969,138

For the year ended December 31, 2010

					Corporate
					and other	Inter-
		Primary	Aluminum		operating	segment
	Alumina	aluminum	fabrication	Trading	segment	elimination	Total
				(Note)

Other items
Finance income	17,572	18,493	4,824	13,210	37,010	-	91,109
Finance costs	(532,291)	(1,307,058)	(309,644)	(90,976)	(346,324)	-	(2,586,293)
Share of profit of jointly
controlled entities	-	-	-	-	233,784	-	233,784
Share of profit of associates	-	230,098	570	-	9,360	-	240,028
Amortization of land use rights
and leasehold land	27,779	21,123	7,645	8	2,190	-	58,745
Depreciation and amortization	2,756,616	3,075,767	362,391	3,246	100,612	-	6,298,632
Gain/(loss) on disposal
of property,
plant and equipment	2,473	26,974	(48)	-	(75)	-	29,324
Impairment charge of property,
plant and equipment	372,629	329,152	-	-	-	-	701,781
(Provision for)/reversal of
impairment of inventories	(15,562)	(18,798)	86	-	-	-	(34,274)
Provision for impairment of
receivables, net of bad debts
recovered	(20,066)	(1,157)	(1,711)	-	(4,800)	-	(27,734)

Additions to non-current
assets during the year
Intangible assets	69,598	19,546	444	1,082	37,183	-	127,853
Land use rights	166,527	117,094	15,840	-	-	-	299,461
Property, plant and equipment	4,124,751	3,365,592	1,042,731	14,047	42,374	-	8,589,495

Note:

In connection with the significant increase of trading revenue, the Group refined its existing accounting system in order to separately capture sales of self-produced products and products sourced from external suppliers within the trading segment in 2011. However, similar analysis for 2010 is not available as such information was not captured prior to 2011.

					Corporate
					and other	Inter-
		Primary	Aluminum		operating	segment
	Alumina	aluminum	fabrication	Trading	segment	elimination	Total

As of December 31, 2011:
Segment assets	61,051,299	56,843,300	15,749,941	12,219,330	13,386,026	(3,939,370)	155,310,526
Unallocated:
Deferred income tax assets							1,517,339
Prepaid income tax							306,292

Total assets							157,134,157

Segment liabilities	30,771,919	31,233,582	11,953,100	9,696,315	19,568,267	(4,298,806)	98,924,377
Unallocated:
Deferred income tax liabilities							4,456
Current income tax liabilities							50,638

Total liabilities							98,979,471

					Corporate
					and other	Inter-
		Primary	Aluminum		operating	segment
	Alumina	aluminum	fabrication	Trading	segment	elimination	Total
				(Note)

As of December 31, 2010:
Segment assets	54,746,269	54,253,441	15,508,792	7,979,162	13,434,371	(6,315,016)	139,607,019
Unallocated:
Deferred income tax assets							1,410,781
Prepaid income tax							304,239

Total assets							141,322,039

Segment liabilities	27,038,548	31,115,258	11,712,111	6,568,614	13,703,723	(6,098,778)	84,039,476
Unallocated:
Current income tax liabilities							95,708

Total liabilities							84,135,184

The Company is domiciled in the PRC. Geographical information on operating segments is as follows:

For the year ended
December 31,

	2011	2010

Segment revenue from external customers
- The PRC	143,654,408	120,990,827
- Other countries	2,220,025	4,020

	145,874,433	120,994,847

As of December 31,

	2011	2010

Non-current assets (excluding financial assets and
deferred income tax assets)
- The PRC	105,322,848	98,112,058
- Other countries	279,384	429,775

	105,602,232	98,541,833

For the year ended December 31, 2011, revenues of approximately RMB32,609 million (2010: RMB28,945 million) are derived from entities directly or indirectly owned or controlled by the PRC government. These revenues are mainly attributable to the alumina, primary aluminum, aluminum fabrication and trading segments. There is no other individual customer with its proportion of segment revenue more than 10%.

6.	Intangible assets

Group

			Mineral	Computer
		Mining	exploration	software
	Goodwill	rights	rights	and others	Total

As of January 1, 2010
Cost	2,362,735	741,292	-	163,612	3,267,639
Accumulated amortization	-	(162,386)	-	(55,778)	(218,164)

Net book amount	2,362,735	578,906	-	107,834	3,049,475

Year ended December 31, 2010
Opening net book amount	2,362,735	578,906	-	107,834	3,049,475
Additions	-	72,754	-	55,099	127,853
Reclassification (Note 7)	-	(75,876)	-	-	(75,876)
Amortization	-	(45,388)	-	(22,189)	(67,577)

Closing net book amount	2,362,735	530,396	-	140,744	3,033,875

As of December 31, 2010
Cost	2,362,735	738,170	-	218,711	3,319,616
Accumulated amortization	-	(207,774)	-	(77,967)	(285,741)

Net book amount	2,362,735	530,396	-	140,744	3,033,875

Group

			Mineral	Computer
		Mining	exploration	software
	Goodwill	rights	rights	and others	Total

Year ended December 31, 2011
Opening net book amount	2,362,735	530,396	-	140,744	3,033,875
Transfer to non-current
assets held for sale (Note 14)	-	(140,849)	-	-	(140,849)
Additions (Note)	-	227,680	1,081,427	25,013	1,334,120
Disposal	-	(744)	-	(81)	(825)
Amortization	-	(48,477)	-	(29,074)	(77,551)

Closing net book amount	2,362,735	568,006	1,081,427	136,602	4,148,770

As of December 31, 2011
Cost	2,362,735	822,588	1,081,427	241,447	4,508,197
Accumulated amortization	-	(254,582)	-	(104,845)	(359,427)

Net book amount	2,362,735	568,006	1,081,427	136,602	4,148,770

For the year ended December 31, 2011, amortization expense recognized in the consolidated statement of comprehensive income is analyzed as follows:

For the year ended
December 31,

	2011	2010

Cost of sales (Note 26)	65,189	52,584
General and administrative expenses (Note 27(b))	12,362	14,993

	77,551	67,577

Company

			Mineral	Computer
		Mining	exploration	software
	Goodwill	rights	rights	and others	Total

As of January 1, 2010
Cost	2,330,945	491,971	-	139,119	2,962,035
Accumulated amortization	-	(121,022)	-	(48,269)	(169,291)

Net book amount	2,330,945	370,949	-	90,850	2,792,744

Year ended December 31, 2010
Opening net book amount	2,330,945	370,949	-	90,850	2,792,744
Additions	-	8,220	-	36,818	45,038
Amortization	-	(25,161)	-	(19,409)	(44,570)

Closing net book amount	2,330,945	354,008	-	108,259	2,793,212

As of December 31, 2010
Cost	2,330,945	500,191	-	175,937	3,007,073
Accumulated amortization	-	(146,183)	-	(67,678)	(213,861)

Net book amount	2,330,945	354,008	-	108,259	2,793,212

Company

			Mineral	Computer
		Mining	exploration	software
	Goodwill	rights	rights	and others	Total

Year ended December 31, 2011
Opening net book amount	2,330,945	354,008	-	108,259	2,793,212
Additions	-	89,062	495,414	5,815	590,291
Amortization	-	(27,921)	-	(22,375)	(50,296)

Closing net book amount	2,330,945	415,149	495,414	91,699	3,333,207

As of December 31, 2011
Cost	2,330,945	589,253	495,414	181,752	3,597,364
Accumulated amortization	-	(174,104)	-	(90,053)	(264,157)

Net book amount	2,330,945	415,149	495,414	91,699	3,333,207

Note:

Included in total additions of mineral exploration rights of RMB1,081 million during the year ended December 31, 2011 were acquisitions by way of acquiring the holding companies of the respective rights:

(a)

In March 2011, the Company entered into an investment agreement with Tangshan Jiahua Industrial Co., Ltd. (), a limited company incorporated in the PRC, to acquire 70% equity interest in Gansu Huayang Mining Development Company Limited ("Huayang Mining") (), a limited company incorporated in the PRC. Pursuant to the agreement, the Company agreed to inject into Huayang Mining a total of RMB965 million. At the acquisition date, Huayang Mining was still in pre-development stage and has no significant commercial operations. At the date of acquisition, except for cash and cash equivalents and mineral exploration rights amounting to RMB55 million and RMB409 million, respectively, Huayang Mining did not have any other significant identifiable assets or liabilities. As of the December 31, 2011, the Company has injected into Huayang Mining a total of RMB50 million, and the remaining RMB915 million will be paid in two installments according to the capital expenditure requirement within 5 years (Note 38(c)).

(b)

In March 2011, the Group, through a wholly-owned subsidiary, entered into an agreement with Laos Service Co. Limited ("Laos Service"), a limited liability company incorporated in Laos, to acquire 60% equity interest in Laos Mineral Services Co., Limited ("Laos Mineral"), a limited liability company incorporated in Loas, at a total consideration of USD18 million (equivalent to RMB115 million), of which, USD3 million will be injected into Laos Mneral as capital contribution. At the date of acquisition, Laos Mineral had no significant business transactions other than the holding of the mineral exploration rights in Loas. As of December 31, 2011, the Group had paid USD15 million (equivalent to RMB96 million) to Laos Service.

Both Huayang Mining's and Laos Mineral's operation do not constitute a business as defined under IFRS 3 (Revised), "Business Combination". Accordingly, the acquisitions are accounted for as purchase of assets.

Impairment tests for goodwill

Goodwill is allocated to the Group's cash-generating units ("CGUs") and groups of CGUs identified according to operating segments. A segment level summary of goodwill allocation is presented below:

December 31, 2011	December 31, 2010

		Primary		Primary
	Alumina	aluminum	Alumina	aluminum

Qinghai Branch	-	217,267	-	217,267
Guangxi Branch	189,419	-	189,419	-
Lanzhou Branch	-	1,924,259	-	1,924,259
Jiaozuo Wanfang Power Co., Ltd.
("Wanfang Power")	-	31,790	-	31,790

	189,419	2,173,316	189,419	2,173,316

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management covering a 5-year period. Cash flows beyond the 5-year period are extrapolated using the estimated growth rates which not exceeding the long-term average growth rates for the businesses in which the CGU operates. Other key assumptions applied in the impairment tests include the expected product price, demand for the products, product cost and related expenses. Management determined these key assumptions based on past performance and its expectations on market development. Further, management adopts a pre-tax rate of 11.14% (2010: 14.31%) that reflects specific risks related to CGUs and groups of CGUs as discount rates. The assumptions above are used in analyzing recoverable amounts of CGUs and groups of CGUs within operating segments.

The directors of the Company are of the view that, based on its assessment, there was no impairment of goodwill as of December 31, 2011 (2010: nil).

A one percentage point increase or decrease in the discount rate, with all other variables held constant, would result in a decrease or increase in the recoverable amount of 11.36% and 14.54% respectively. A one percent increase or decrease in estimated growth, with all other variables held constant, would result in an increase or decrease in the recoverable amount of 11.84% and 8.62% respectively.

7.	Property, plant and equipment

Group

				Office
		Plant and	Transportation	and other	Construction-
	Buildings	machinery	facilities	equipment	in-progress	Total

As of January 1, 2010
Cost	31,325,327	78,965,256	3,203,745	562,745	19,637,651	133,694,724
Accumulated depreciation and
impairment	(9,336,325)	(32,513,074)	(1,666,506)	(341,279)	(176,459)	(44,033,643)

Net book amount	21,989,002	46,452,182	1,537,239	221,466	19,461,192	89,661,081

Year ended December 31, 2010
Opening net book amount	21,989,002	46,452,182	1,537,239	221,466	19,461,192	89,661,081
Currency translation difference	455	68	(51)	(22)	22,122	22,572
Transfers/reclassifications
(Note 6)	3,098,411	5,615,592	122,885	11,035	(8,772,047)	75,876
Transfer to non-current assets
held for sale (Note 14)	-	(41,162)	(567)	(509)	(620,432)	(662,670)
Additions	47,787	9,397	6,098	2,742	8,523,471	8,589,495
Disposals	(14,913)	(103,223)	(5,094)	(346)	(184,868)	(308,444)
Depreciation	(1,091,191)	(4,497,643)	(242,367)	(66,256)	-	(5,897,457)
Impairment loss	(4,596)	(323,547)	(164)	(845)	(372,629)	(701,781)

Closing net book amount	24,024,955	47,111,664	1,417,979	167,265	18,056,809	90,778,672

As of December 31, 2010
Cost	34,139,583	82,844,111	3,167,132	564,879	18,461,694	139,177,399
Accumulated depreciation and
impairment	(10,114,628)	(35,732,447)	(1,749,153)	(397,614)	(404,885)	(48,398,727)

Net book amount	24,024,955	47,111,664	1,417,979	167,265	18,056,809	90,778,672

Group

				Office
		Plant and	Transportation	and other	Construction-
	Buildings	machinery	facilities	equipment	in-progress	Total

Year ended December 31, 2011
Opening net book amount	24,024,955	47,111,664	1,417,979	167,265	18,056,809	90,778,672
Currency translation difference	(1,218)	(3)	(33)	(6)	(5,984)	(7,244)
Transfers/reclassifications	3,230,599	7,174,677	118,193	34,662	(10,558,131)	-
Transfer to non-current assets
held for sale (Note 14)	(89,946)	(29,981)	(1,428)	-	-	(121,355)
Additions	72,365	35,030	13,566	7,688	9,036,289	9,164,938
Disposals	(11,706)	(15,771)	(8,087)	(820)	(2,357)	(38,741)
Depreciation	(1,070,244)	(4,283,850)	(248,409)	(54,654)	-	(5,657,157)
Write-off/ impairment loss
(Note (b))	(13,003)	(100)	-	-	(330,637)	(343,740)

Closing net book amount	26,141,802	49,991,666	1,291,781	154,135	16,195,989	93,775,373

As of December 31, 2011
Cost	37,326,219	89,616,972	3,248,927	595,406	16,847,226	147,634,750
Accumulated depreciation and
impairment	(11,184,417)	(39,625,306)	(1,957,146)	(441,271)	(651,237)	(53,859,377)

Net book amount	26,141,802	49,991,666	1,291,781	154,135	16,195,989	93,775,373

Company

				Office
		Plant and	Transportation	and other	Construction-
	Buildings	machinery	facilities	equipment	in-progress	Total

As of January 1, 2010
Cost	22,311,407	55,758,343	2,662,166	388,916	9,797,778	90,918,610
Accumulated depreciation and
impairment	(7,617,280)	(25,631,549)	(1,439,663)	(243,668)	(16,875)	(34,949,035)

Net book amount	14,694,127	30,126,794	1,222,503	145,248	9,780,903	55,969,575

Year ended December 31, 2010
Opening net book amount	14,694,127	30,126,794	1,222,503	145,248	9,780,903	55,969,575
Transfers/reclassifications	1,333,483	2,321,632	106,147	2,594	(3,763,856)	-
Transfer to non-current assets
held for sale (Note 14)	-	(40,965)	-	-	-	(40,965)
Additions	-	-	609	847	5,836,793	5,838,249
Disposals	(11,187)	(89,968)	(4,884)	(138)	-	(106,177)
Depreciation	(736,571)	(3,006,504)	(190,749)	(42,601)	-	(3,976,425)
Impairment loss	-	(10,181)	-	-	(34,687)	(44,868)

Closing net book amount	15,279,852	29,300,808	1,133,626	105,950	11,819,153	57,639,389

As of December 31, 2010
Cost	23,332,460	56,502,622	2,607,988	383,865	11,870,716	94,697,651
Accumulated depreciation and
impairment	(8,052,608)	(27,201,814)	(1,474,362)	(277,915)	(51,563)	(37,058,262)

Net book amount	15,279,852	29,300,808	1,133,626	105,950	11,819,153	57,639,389

Company

				Office
		Plant and	Transportation	and other	Construction-
	Buildings	machinery	facilities	equipment	in-progress	Total

Year ended December 31, 2011
Opening net book amount	15,279,852	29,300,808	1,133,626	105,950	11,819,153	57,639,389
Transfers/reclassifications	2,581,712	4,048,185	59,624	10,099	(6,699,620)	-
Additions	3,433	10,154	2,458	485	6,037,115	6,053,645
Disposals	(478)	(6,040)	(6,589)	(526)	(2,357)	(15,990)
Depreciation	(751,708)	(2,683,666)	(195,945)	(33,203)	-	(3,664,522)
Impairment loss	-	-	-	-	(31,753)	(31,753)

Closing net book amount	17,112,811	30,669,441	993,174	82,805	11,122,538	59,980,769

As of December 31, 2011
Cost	25,944,005	60,373,810	2,630,391	387,644	11,204,449	100,540,299
Accumulated depreciation and
impairment	(8,831,194)	(29,704,369)	(1,637,217)	(304,839)	(81,911)	(40,559,530)

Net book amount	17,112,811	30,669,441	993,174	82,805	11,122,538	59,980,769

For the year ended December 31, 2011, depreciation expense recognized in the consolidated statement of comprehensive income is analyzed as follows:

For the year ended
December 31,

	2011	2010

Cost of sales (Note 26)	5,202,402	6,014,643
General and administrative expenses (Note 27(b))	156,190	207,075
Selling and distribution expenses (Note 27(a))	20,453	9,337

	5,379,045	6,231,055

As of December 31, 2011, the Group is in the process of applying for the ownership certificates of buildings at net book value of RMB4,212 million (2010: RMB2,869 million).

As of December 31, 2011, net book value of buildings amounting to RMB5 million (2010: RMB6 million) are situated in Hong Kong.

For the year ended December 31, 2011, interest expenses of RMB731 million (2010: RMB645 million) arising from borrowings attributable to the construction of property, plant and equipment during the year were capitalized at an annual rate of 4.16% to 6.02% (2010: 4.10% to 5.15%) (Note 29), and were included in 'additions' to property, plant and equipment.

As of December 31, 2011, the Group has pledged property, plant and equipment at net book value amounting to RMB1,307 million (2010: RMB1,117 million) for bank and other borrowings as set out in Note 25 to the financial statements.

Impairment test for property, plant and equipment

When any indicators of impairment are identified, property, plant and equipment are reviewed for impairment based on each CGU. The cash generating unit is individual plant/entity. The carrying value of these individual plants/entities was compared to the recoverable amount of the CGUs, which was based predominantly on value-in-use. Value-in-use calculations use pre-tax cash flow projections based on financial budgets approved by management covering a 5-year period. Cash flows beyond the 5-year period are extrapolated using the estimated growth rates which not exceeding the long-term average growth rates for the businesses in which the CGU operates. Other key assumptions applied in the impairment tests include the expected product price, demand for the products, product cost and related expenses. Management determined these key assumptions based on past performance and its expectations on market development. Further, management adopts a pre-tax rate of 11.14% (2010: 10.12%) that reflects specific risks related to CGUs and groups of CGUs as discount rates. The assumptions above are used in analyzing recoverable amounts of CGUs and groups of CGUs within operating segments.

Where it is considered more likely than not that an individual CGU will be disposed within the near-term rather than continue to be held and operated by the Group, the recoverable amount is based on the estimated net disposal value of the CGU less cost to disposal rather than by reference to its value-in-use.

Except for the assets to be retired or dispose of and the assets related to the exploration and development of bauxite resources in Aurukun, Queensland, Australia (the "AuruKun Project) mentioned in Notes 7(a) and 7(b) below, based on management's impairment assessment, there was no significant impairment to other property, plant and equipment of the Group as of December 31, 2011 (2010: nil).

A one percentage point increase or decrease in the discount rate, with all other variables held constant, would result in a 4.80% and 5.19% decrease or increase in the estimated recoverable amount of property, plant and equipment respectively. A one percent increase or decrease in estimated growth, with all other variables held constant, would result in a 1.58% and 1.52% increase or decrease in the estimated recoverable amount of property, plant and equipment respectively.

For the year ended December 31, 2011, impairment loss of RMB280 million (2010: RMB702 million) was recognized in the consolidated statement of comprehensive income. Details of these impairment losses are analyzed as follows:

(a)

As a result of the Group's operational structural adjustments exercise from late 2009 through 2010, the Group determined that certain properties, plant and equipment would be retired (including certain constructions in progress would be abandoned) or disposed through a sale transaction. As of December 31, 2010, an impairment loss amounted to RMB329 million represented the difference between the carrying value of these property, plant and equipment of RMB370 million and their estimated recoverable amounts (estimated fair value less costs to sell). There was no such matter for the year ended December 31, 2011.

(b)

On March 23, 2007, the Company entered into a development agreement ("Development Agreement") with the Queensland State Government of Australia for the Aurukun Project. Pursuant to the Development Agreement, the Company would mine the bauxite resources, build and operate a bauxite refinery smelting plant in Queensland, Australia. However, due to adverse changes in the aluminum industry after the financial crisis in 2008, the Aurukun Project had been hindered by various unfavorable factors to the extent that it could not be implemented in accordance with the timetable specified in the Development Agreement. On June 30, 2010, the Development Agreement automatically terminated upon its expiration date. After the expiration of the Development Agreement, the Company and Queensland State Government agreed to continue discussion in ways to continue development of the Aurukun Project. In December,2010, Queensland State Government had offered to the Company a revised development agreement allowing the Company to change the AuruKun Project from a mining plus refinery plant integrated project to a mining plus replacement projects (the "December 2010 Offer"). In June 2011, the Queensland State Government withdrew the aforementioned offer and informed the Company a public bidding process on the Aurukun Project will be commenced (the "June 2011 Withdrawal").

In December 2010, as a result of the aforementioned December 2010 Offer, the carrying value of the capitalized development costs attributable to the refinery plant of the Aurukun Project amounting to RMB373 million is fully provided for impairment. In June 2011, in connection with the aforementioned June 2011 Withdrawal of the offer by the Queensland State Government, a government subsidy amounting to RMB64 million (2010: nil) was released from deferred government subsidies and net off against the carrying value of related assets as there is no further performance obligations required. Thereafter, the remaining carrying value of the expenditure pertaining to the Aurukun Project is fully provided for at December 31, 2011. As a result, an additional impairment charge of RMB278 million was recognized in the statement of comprehensive income for the year ended December 31, 2011 and the carrying value of the Aurukun Project is reduced to nil.

8.	Land use rights and leasehold land

Details of land use rights and leasehold land are as follows:

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010

Finance leases:
In Hong Kong, held on:
Leases between 10 to 50 years	81,691	87,281	-	-

Operating leases:
In the mainland of the PRC, held on:
Leases less than 10 years	-	10,807	-	10,807
Leases between 10 to 50 years	2,469,604	2,075,731	1,064,218	743,934
Leases over 50 years	7,017	7,127	173	176

	2,558,312	2,180,946	1,064,391	754,917

(a)	Finance leases

Group

	2011	2010

As of January 1,
Cost	95,407	98,724
Accumulated amortization	(8,126)	(6,064)

Net book amount	87,281	92,660

Year ended December 31,
Opening net book amount	87,281	92,660
Exchange differences	(3,368)	(3,317)
Amortization	(2,222)	(2,062)

Closing net book amount	81,691	87,281

As of December 31,
Cost	91,677	95,407
Accumulated amortization	(9,986)	(8,126)

Net book amount	81,691	87,281

As of December 31, 2011, finance leases represent leasehold land situated in Hong Kong held on lease of 35 years (2010: 36 years).

For the year ended December 31, 2011, amortization expense is recognized in 'general and administrative expenses' in the consolidated statement of comprehensive income.

(b)	Operating leases prepayments

Group	Company

	2011	2010	2011	2010

As of January 1,	2,093,665	1,850,887	754,917	628,099
Additions	446,581	299,461	340,472	153,324
Amortization	(63,625)	(56,683)	(30,998)	(26,506)

As of December 31,	2,476,621	2,093,665	1,064,391	754,917

As of December 31, 2011, the Group is in the process of applying for the certificates of land use rights amounted to RMB484 million (2010: RMB371 million).

For the year ended December 31, 2011, amortization expense is recognized in 'general and administrative expenses' in the consolidated statement of comprehensive income.

9.	Investments in subsidiaries

Company

	December 31,	December 31,
	2011	2010

Investment, at cost:
Listed securities (Note)	185,213	185,213
Unlisted securities	16,601,696	13,671,880

	16,786,909	13,857,093
Less: provision for impairment	(666,162)	(406,829)

	16,120,747	13,450,264

Market value of listed securities	1,252,779	2,512,473

Note:

As of December 31, 2011 and 2010, all listed securities represent equity interests investments in Jiaozuo Wanfang Aluminum Manufacturing Co., Ltd. ("Jiaozuo Wanfang")
(), a joint stock company incorporated in PRC.

The following is a list of principal subsidiaries as of December 31, 2011:

Place of
incorporation	Registered
	and		and fully	Business nature and	Effective equity
Name	operation	Legal status	paid capital	scope of operations	interest held

					2011	2010

Directly held:
Baotou Aluminum Co., Limited	PRC	Limited liability	500,000	Manufacture and distribution of	100%	100%
()		company		primary aluminum, aluminum
				alloy and related fabrication
				products and carbon products
Chalco Ruimin Co., Limited	PRC	Limited liability	1,593,887	Manufacture of aluminum,	93.47%	92.18%
("Chalco Ruimin")		company		magnesium and related alloy
()				products, export activities
(Note (i))
Chalco Southwest Aluminum	PRC	Limited liability	540,000	Manufacture and distribution of	60%	60%
Co., Limited		company		metal materials (excluding
()				precious metals), sales of general
				machinery and equipment
Chalco Southwest Aluminum	PRC	Limited liability	624,190	Rolling aluminum and aluminum	100%	100%
Cold Rolling Co., Limited		company		alloy processing, development
()				of high precision aluminum strip
				production technology, import
				and export activities on goods
				and technology
Chalco Henan Aluminum Co.,	PRC	Limited liability	1,132,460	Manufacture and distribution	90.03%	90.03%
Limited ()		company		of aluminum and alloy related
				products
China Aluminum International	PRC	Limited liability	Registered capital	Import and export activities	100%	90.50%
Trading Co., Ltd ("Chalco		company	200,000
Trading")			Paid-in-capital
()			1,500,000
(Note (ii))
Shanxi Huasheng Aluminum	PRC	Limited liability	1,000,000	Manufacture and distribution of	51%	51%
Co., Ltd.		company		primary aluminum, aluminum
()				alloy and carbon-related
				products
Shanxi Huaze Aluminum and	PRC	Limited liability	1,500,000	Manufacture and distribution of	60%	60%
Power Co., Ltd.		company		primary aluminum and anode
()				carbon products and electricity
				generation and supply
Fushun Aluminum Co., Ltd.	PRC	Limited liability	1,140,000	Aluminum smelting, manufacture	100%	100%
("Fushun Aluminum")		company		and distribution of nonferrous
()				metals
Zunyi Aluminum Co., Ltd.	PRC	Limited liability	802,620	Manufacture and distribution of	62.10%	62.10%
()		company		primary aluminum
Chalco Zunyi Alumina Co., Ltd.	PRC	Limited liability	Registered capital	Manufacture and distribution of	67%	67%
()		company	1,400,000	alumina
			Paid-in-capital
			1,234,677
Shandong Huayu Aluminum and	PRC	Limited liability	1,627,697	Manufacture and distribution of	55%	55%
Power Co., Ltd.		company		primary aluminum
()
Gansu Hualu Aluminum Co.,	PRC	Limited liability	529,240	Manufacture and distribution of	51%	51%
Ltd.		company		primary aluminum
()
Chalco Hong Kong Ltd.	Hong Kong	Limited liability	HKD	Oversea investments and alumina	100%	100%
()		company	849,940,471	import and export activities
Chalco Mining Co., Ltd.	PRC	Limited liability	700,000	Manufacture, acquisition and	100%	100%
()		company		distribution of bauxite mines,
				limestone ore, aluminum
				magnesium ore and related
				nonferrous metal products
Jiaozuo Wanfang (Note (iii))	PRC	Limited liability	480,176	Aluminum smelting, manufacture	24.002%	24.002%
		company		and distribution of nonferrous
				metals
Shanxi Huaxing Alumina Co., Ltd.	PRC	Limited liability	610,000	Manufacture and distribution of	100%	100%
()		company		alumina
Huayang Mining (Note 6)	PRC	Limited liability	16,670	Manufacture and distribution of	70%	-
		company		coal and other mineral products
Chalco Energy Co., Ltd.	PRC	Limited liability	490,000	Thermoelectric supply and	100%	-
()		company		investment management

The English names of subsidiaries represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

Notes:

(i)	In April 2011, the Company injected cash amounting to RMB233 million (2010: RMB287 million) into Chalco Ruimin. Therefore, the Group's equity interest in Chalco Ruimin increased from 92.18% to 93.47%.

(ii)

In June 2011, the Company through public bidding, acquired 9.5% equity interest in Chalco Trading from China Aluminum Development Limited ("CAD"), a wholly-owned subsidiary of Aluminum Corporation of China ("Chinalco") () at a total consideration of RMB160 million. Subsequently, the company injected additional cash amounting to RMB558 million and capitalized retained earnings amounting to RMB742 million as share capital. As of December 31, 2011, the relevant capital verification is still in process.

(iii)

In October 2010, the Company disposed a total of 5% equity interest of Jiaozuo Wanfang in an open market at market quoted price of the shares. As a result of the disposal, the Company's equity interest in Jiaozuo Wanfang decreased from 29% to 24.002%, but the Company remains the single largest shareholder and its rights to nominate 5 of the 6 non-independent directors remained unchanged as of December 31, 2011 and 2010. The balance of equity holdings in Jiaozuo Wanfang is dispersed and the other shareholders have not organized their interests and cannot easily organize themselves in such a way that they exercise more votes than the minority holder. In additions, all resolutions proposed by the Company in the past 4 years were approved. The directors of the Company are of the view that the Company has de facto control over Jiaozuo Wanfang.

(iv)

During the year ended December 31, 2011, apart from the capital injection as set out in Note (i) and (ii), the Company injected cash amounting to RMB1,979 million (2010: RMB712 million) to other subsidiaries of the Company.

10.	Investments in jointly controlled entities/associates

(a)	Investments in jointly controlled entities

Movements in investments in jointly controlled entities are as follows:

Group	Company

	2011	2010	2011	2010

As of January 1,	990,568	685,459	805,855	734,530
Capital injections	445,041	71,325	445,041	71,325
Share of profit for the year	122,262	233,784	-	-
Cash dividends received	(100,642)	-	-	-

As of December 31,	1,457,229	990,568	1,250,896	805,855

As of December 31, 2011, jointly controlled entities of the Group, all of which are unlisted, are as follows:

Place of
incorporation	Registered
	and		and fully	Business nature and	Effective equity
Name	operation	Legal status	paid capital	scope of operations	interest held

					2011	2010

Shanxi Jinxin Aluminum	PRC	Limited liability	20,000	Manufacture and distribution	50%	50%
Co., Ltd.("Jinxin		company		of primary aluminum
Aluminum")
()
(Note (i))
Guangxi Huayin Aluminum	PRC	Limited liability	2,441,987	Manufacture and distribution	33%	33%
Co. Ltd. ("Guangxi		company		of alumina
Huayin")
()
Shanxi Jiexiu Xinyugou	PRC	Limited liability	200,000	Services related to	34%	-
Coal Co., Ltd. ("Jiexiu Coal")		company		construction project of coal
()				mine
(Note (ii))
Sapa Chalco Aluminum	PRC	Limited liability	Registered capital	Manufacture and distribution	50%	-
Products (Chongqing)		company	280,000	of aluminum fabrication
Co., Ltd. ("Chalco Sapa")			Paid-in-capital	products
()			226,032
(Note (iii))

The English names of jointly controlled entities represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

Notes:

(i)	As of December 31, 2011, the Group's investments in Jinxin Aluminum have been fully written-down and the Group does not have obligation to share any additional losses of Jinxin Aluminum.

(ii)

In 2011, the Company acquired 34% equity interest in Jiexiu Coal, a PRC limited liability company by way of capital injection by installments totalling RMB305 million. Jiexiu Coal is jointly controlled by the Company, Shanxi Aluminum Plant (), a subsidiary of Chinalco, and Shanxi Jiexiu Luxin Coal Gasification Company Limited (). The principal activity of Jiexiu Coal is coal production in Shanxi Province of the PRC, and it is still in pre-operation stage.

(iii)

In April 2011, the Company and Sapa AB, a Swedish limited liability company, jointly established "Chalco Sapa". Chalco Sapa is a PRC limited liability company and its principal activity is production of special aluminum. As of December 31, 2011, the Company has injected cash amounting to RMB140 million and holds 50% equity interest in Chalco Sapa.

For the year ended December 31, 2011, the Group's shares of interests in its jointly controlled entities are as follows:

				Profit/(loss)
	Assets	Liabilities	Revenue	for the year

December 31, 2011
Jinxin Aluminum	20,324	(20,846)	-	-
Guangxi Huayin	2,646,228	(1,629,451)	1,507,908	126,851
Jiexiu Coal	1,059,713	(660,753)	-	-
Chalco Sapa	115,070	(6,643)	-	(4,589)

	3,841,335	(2,317,693)	1,507,908	122,262

December 31, 2010
Jinxin Aluminum	20,324	(20,846)	-	-
Guangxi Huayin	2,767,204	(1,776,114)	1,333,472	233,784

	2,787,528	(1,796,960)	1,333,472	233,784

As of December 31, 2011, the proportionate interests in jointly controlled entities' capital commitments is RMB180 million (2010: RMB27 million).

There were no material contingent liabilities relating to the Group's interests in the jointly controlled entities and the jointly controlled entities themselves.

(b)	Investments in associates

Movements in investments in associates are as follows:

Group	Company

	2011	2010	2011	2010

As of January 1,	1,212,608	197,070	60,000	30,000
Capital injection/additions	862,000	748,650	862,000	-
Transformation from a
subsidiary to an associate	-	30,000	-	30,000
Share of profit for the year	402,701	240,028	-	-
Share of change in reserves	15,277	(3,140)	-	-

As of December 31,	2,492,586	1,212,608	922,000	60,000

As of December 31, 2011, associates of the Group, all of which are unlisted, are as follows:

Place of
incorporation	Registered
	and		and fully	Business nature and	Effective equity
Name	operation	Legal status	paid capital	scope of operations	interest held

					2011	2010

ABC-CA Fund	PRC	Limited liability	200,000	Investments	15%	15%
Management Co., Ltd.		company
("ABC Fund")
()
(Note (i))
Jiaozuo Coal Group	PRC	Limited liability	800,000	Coal production	7.2%	7.2%
Xinxiang (Zhaogu)		company
Energy Corporation Co.,
Ltd. ("Zhaogu Coal")
()
(Note (ii))
Jiaozuo Wanfang Industry	PRC	Limited liability	10,000	Sales of construction materials	7.2%	7.2%
Co., Ltd. ("Wanfang		company		and other goods
Industry")
()
(Note (ii))
Duofuduo(Fushun)	PRC	Limited liability	126,660	Manufacture and distribution	45%	45%
Technology Development		company		of fluoride products
Co., Ltd ("Duofuduo")
()
Henan Zhongfu Special	PRC	Limited liability	769,000	Manufacture and distribution	23.4%	23.4%
Aluminum Co., Ltd		company		of aluminum fabrication
("Henan Zhongfu")				products
()
Qinghai Province Energy	PRC	Limited liability	Registered capital	Coal production	21%	-
Development (Group)		company	3,555,000
Co., Ltd. ("Qinghai Energy")			Paid-in-capital
()			2,725,000
(Note (iii))
Guizhou Chalco Aluminum Co., Ltd	PRC	Limited liability	Registered capital	Manufacture and distribution	40%	-
("Guizhou Chalco")		company	320,000	of aluminum fabrication
()			Paid-in-capital	products
(Note (iv))			200,000

The English names of associates represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

Notes:

(i)	The Company exercises significant influence over ABC Fund through its appointment of a director into the board of directors of ABC-CA Fund Management Co., Ltd.

(ii)	Zhaogu Coal and Wanfang Industry are associated companies of the Group's 24.002% (2010: 24.002%) subsidiary, Jiaozuo Wanfang, in which it holds a 30% (2010: 30%) direct equity interest.

(iii)

In March 2011, the Company, Qinghai Province Investment Group Co., Ltd. (), a PRC limited liability company, and other six investors jointly established Qinghai Energy. Qinghai Energy is a PRC limited liability company and its principal activity is coal production in Qinghai Province of the PRC. As of December 31, 2011, the Company has injected cash amounting to RMB755 million and holds 21% equity interest in Qinghai Energy .

(iv)

In June 2011, the Company, Guiyang Industrial Investment (Group) Co., Ltd () and Shanghai Enyuan Industry Co., Ltd. (), two other PRC limited liability companies, jointly established Guizhou Chalco. Guizhou Chalco is a PRC limited liability company and its principal activity is aluminum fabrication. As of December 31, 2011, the Company has injected cash amounting to RMB35 million and property, plant and equipment amounting to RMB45 million and holds 40% equity interest in Guizhou Chalco.

For the year ended December 31, 2011, the Group's shares of interests in its associates are as follows:

				Profit/(loss)
	Assets	Liabilities	Revenue	for the year

December 31, 2011
ABC Fund	52,146	(9,148)	33,696	6,536
Zhaogu Coal	1,936,620	(587,575)	1,112,594	391,004
Wanfang Industry	3,348	(1,634)	12	(575)
Duofuduo	60,197	(2,904)	-	(4)
Henan Zhongfu	233,352	(30,847)	434,101	2,513
Qinghai Energy	785,081	(198,679)	153,685	4,362
Guizhou Chalco	80,832	(364)	14,928	468

	3,151,576	(831,151)	1,749,016	404,304

December 31, 2010
ABC Fund	48,057	(11,823)	40,192	9,439
Zhaogu Coal	1,456,397	(513,141)	863,755	230,433
Wanfang Industry	4,052	(1,741)	465	(355)
Duofuduo	30,392	(95)	-	(59)
Henan Zhongfu	222,571	(22,061)	94,434	570

	1,761,469	(548,861)	998,846	240,028

As of December 31, 2011, the proportionate interests in associates' capital commitments is RMB114 million (2010: nil).

11.	Available-for-sale investments

Group	Company

	2011	2010	2011	2010

As of January 1,	44,878	56,313	7,000	7,000
Disposals (Note (i))	-	(10,065)	-	-
Fair value changes	-	(1,370)	-	-

As of December 31,	44,878	44,878	7,000	7,000

Notes:

(i)

In December 2010, the Group disposed of all its 5% equity interest in China Aluminum International Engineering Corporation Limited, a fellow subsidiary of the Company, to its parent company at a cash consideration of approximately RMB165 million. The disposal resulted in a gain of RMB155 million (Note 28(b)).

As of December 31, 2011, all (2010: all) are unlisted securities in the PRC. All available-for-sale investments are denominated in RMB (2010: all in RMB). The directors of the Company are of their opinion that the fair value of these securities is approximate to their carrying value at December 31, 2011 and 2010.

12.	Deferred income tax

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred income taxes relate to the same tax authority. As of December 31, 2011, the analysis of deferred income tax assets and deferred income tax liabilities is as follows:

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010

Deferred income tax assets:
- Deferred income tax assets to be
recovered after more than
12 months	1,104,776	404,650	872,575	94,624
- Deferred income tax assets to be
recovered within 12 months	412,563	1,006,131	249,136	845,798

	1,517,339	1,410,781	1,121,711	940,422

Deferred income tax liabilities:
- Deferred income tax liabilities to be
settled after more than
12 months	4,216	-	-	-

- Deferred income tax liabilities to be
settled within 12 months	240	-	-	-

	4,456	-	-	-

	1,512,883	1,410,781	1,121,711	940,422

The movements in deferred income tax are as follows:

Group	Company

	2011	2010	2011	2010

As of January 1,	1,410,781	1,612,705	940,422	1,199,094
Disposal of a subsidiary	(821)	-	-	-
Recognition in other
comprehensive income	-	215	-	-
Recognition in reserve	-	(110,402)	-	-
Recognition in profit or loss	102,923	(91,737)	181,289	(258,672)

As of December 31,	1,512,883	1,410,781	1,121,711	940,422

The movement in deferred income tax assets and liabilities during the year ended December 31, 2011, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Movement of deferred income tax assets:

Group

	Provision for
	Impairment
	of receivable,
	inventories		Tax deduction
	and property,		on purchases		Unrealized	Reversal
	plant	Accrued	of qualified		profit at	of asset
	and equipment	expenses	equipment	Tax losses	consolidation	revaluation	Others	Total

As of January 1, 2010	211,075	82,956	60,092	1,301,483	39,875	53,430	69,357	1,818,268
Recognition in reserve	-	-	-	(110,402)	-	-	-	(110,402)
Recognition in profit or loss	(48,149)	57,615	-	(177,568)	31,702	(27,238)	(7,964)	(171,602)

As of December 31, 2010	162,926	140,571	60,092	1,013,513	71,577	26,192	61,393	1,536,264
Disposal of a subsidiary	(821)	-	-	-	-	-	-	(821)
Recognition in profit or loss	53,892	(31,478)	6,800	38,226	(48,669)	(1,101)	75,071	92,741

As of December 31, 2011	215,997	109,093	66,892	1,051,739	22,908	25,091	136,464	1,628,184

Company

Provision for
Impairment
of receivable,
inventories		Tax deduction
and property,		on purchases		Unrealized	Reversal
plant	Accrued	of qualified		profit at	of asset
and equipment	expenses	equipment	Tax losses	consolidation	revaluation	Others	Total

As of January 1, 2010	190,437	71,947	60,092	945,728	-	53,430	21,370	1,343,004
Recognition in profit or loss	(97,597)	28,127	-	(298,525)	10,462	(27,238)	103,544	(281,227)

As of December 31, 2010	92,840	100,074	60,092	647,203	10,462	26,192	124,914	1,061,777
Recognition in profit or loss	72,232	(14,509)	6,800	62,299	(10,462)	(1,101)	45,759	161,018

As of December 31, 2011	165,072	85,565	66,892	709,502	-	25,091	170,673	1,222,795

Movement of deferred income tax liabilities

Group

			Depreciation
		Fair value	of property,	Amortization
	Interest	changes of	plant and	of intangible
	capitalization	financial assets	equipment	assets	Others	Total

As of January 1, 2010	127,257	221	34,616	2,694	40,775	205,563
Recognition in other
comprehensive income	-	(215)	-	-	-	(215)
Recognition in profit or loss	(5,902)	2,570	(34,616)	(2,694)	(39,223)	(79,865)

As of December 31, 2010	121,355	2,576	-	-	1,552	125,483
Recognition in profit or loss	(20,827)	169	6,185	-	4,291	(10,182)

As of December 31, 2011	100,528	2,745	6,185	-	5,843	115,301

Company

		Fair value
		changes of
	Interest	financial	Unrealized
	capitalization	assets	loss	Total

As of January 1, 2010	127,257	-	16,653	143,910
Recognition in profit or loss	(5,902)	-	(16,653)	(22,555)

As of December 31, 2010	121,355	-	-	121,355
Recognition in profit or loss	(20,827)	556	-	(20,271)

As of December 31, 2011	100,528	556	-	101,084

Deferred income tax assets are recognized for tax loss carry~forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The Group has not recognized deferred income tax assets of RMB633 million (2010: RMB529 million) in respect of accumulated tax losses amounting to RMB2,532 million (2010: RMB2,117 million) that can be carried forward against future taxable income as it was not considered probable that those assets would be realized. As of December 31, 2011, the expiry profile of these tax losses is analyzed as follows:

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010

Expiring in
2011	N/A	16,270	N/A	-
2012	279,094	279,094	-	-
2013	397,956	397,956	-	-
2014	971,634	971,634	10,426	10,426
2015	451,856	451,856	-	-
2016	431,209	N/A	-	N/A

Total	2,531,749	2,116,810	10,426	10,426

13.	Other non-current assets

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010

Advances and deposits paid
to suppliers	139,866	164,745	150,430	140,000
Entrusted loans to a related party
(Notes (a) and 36)	300,000	-	300,000	-
Prepayment for investment projects	200,000	-	-	-
Other prepayments (Note (b))	524,229	139,454	197,528	57,622
Others	5,867	-	-	-

	1,169,962	304,199	647,958	197,622

Note:

(a)

In 2011, the Company entered into an agreement ("Agreement") with Jiexiu Coal (Note 10(a)(ii)) to provide a three year entrusted loan to Jiexiu Coal totaling to RMB1,000 million. Pursuant to the Agreement, the 51% equity interest of Jiexiu Coal held by Shanxi Province Jiexiu Luxin Coal Gas Co. Ltd, is pledged as collateral for this entrusted loan. As of December 31, 2011, RMB300 million (2010: Nil) was provided to Jiexiu Coal.

(b)	As of December 31, 2011 and 2010, other prepayments mainly represented prepayment for certain mine development costs and related leases.

14.	Non-current assets held for sale

Details of non-current assets held for sale are as follows:

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010

Property, plant and equipment	743,060	662,670	-	40,965
Intangible assets	140,849	-	-	-
Inventory	13,122	-	-	-

	897,031	662,670	-	40,965

Classified as:
Current assets	-	40,965	-	40,965
Non-current assets (Note)	897,031	621,705	-	-

	897,031	662,670	-	40,965

Note:	These assets held for sale or dispose relating to injection to new joint-venture companies to be established as part of the Group's capital contributions.

Included in December 31, 2011 were certain property, plant and equipment amounting to RMB622 million (2010: RMB663 million) which were attributable to certain production lines that were intended to be disposed of and used as part of capital injection into new investee companies to be formed with independent investors. In December 2010, the Company entered into investment agreements with independent investors to jointly establish joint venture companies. Pursuant to the agreements, the Company will contribute into the new joint venture companies property, plant and equipment totaling to RMB663 million for equity interest of 40% and 26% in the joint venture companies, while the independent investors will contribute cash and certain property, plant and equipment for the remaining equity interest. As of December 31, 2011, the Company has completed the disposal of approximately RMB41 million and expects to complete the disposal of the remaining property, plant and equipment within the next 12 months. Similarly, the remaining assets included in "non-current assets held for sale" above were certain intangibles, property, plant and equipment and inventories amounting to RMB141 million, RMB121 million and RMB13 million, respectively, which will be injected into new joint venture companies that will be established with certain independent investors for the development of certain coal mining business. Pursuant to the relevant agreements, the Company will contribute into these new joint venture companies for an equity interest of 49% in the new joint venture companies.

In accordance with the requirements under IFRS 5 'Non-current assets held for sales and discontinued operations', the above assets are being reclassified as "non-current assets held for sale" on the statement of financial position.

15.	Inventories

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010

Raw materials	9,123,295	9,498,670	6,126,017	5,870,079
Work-in-progress	7,267,916	5,710,686	4,670,713	3,396,319
Finished goods	6,942,236	5,632,858	1,955,776	1,405,895
Spare parts	1,125,293	1,033,063	714,559	661,467
Packaging materials and others	41,076	13,366	30,313	7,682

	24,499,816	21,888,643	13,497,378	11,341,442
Less: provision for impairment
of inventories	(375,437)	(108,596)	(232,220)	(96,841)

	24,124,379	21,780,047	13,265,158	11,244,601

Movements on the provision for impairment of inventories are as follows:

Group	Company

	2011	2010	2011	2010

As of January 1,	108,596	74,322	96,841	67,696
Provision for impairment
of inventories	321,279	360,889	172,753	135,757
Reversal arising from increase
in net realizable value	(203)	(199,305)	(203)	(84,560)
Reversal upon sales of inventories	(54,235)	(127,310)	(37,171)	(22,052)

As of December 31,	375,437	108,596	232,220	96,841

16.	Trade and notes receivable

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010

Trade receivables	1,866,554	1,689,469	1,836,345	1,735,699
Less: provision for impairment
of receivables	(371,357)	(401,066)	(340,952)	(379,537)

	1,495,197	1,288,403	1,495,393	1,356,162
Notes receivable	4,136,568	1,981,570	2,232,624	1,233,870

	5,631,765	3,269,973	3,728,017	2,590,032

As of December 31, 2011, except for trade and notes receivable of the Group amounting to RMB335 million (2010: RMB530 million) and RMB4 million (2010: RMB8 million) which were denominated in USD and EUR respectively, all other trade and notes receivable were denominated in RMB. All trade and notes receivable of the Company were denominated in RMB (2010: all).

Certain of the Group's sales were on advanced payments or documents against payment. In respect of sales to large and long-established customers, subject to negotiation, generally a credit period from 3 to 12 months may be granted. The credit terms for sales to certain subsidiaries of Chinalco are receivable on demand. As of December 31, 2011, the ageing analysis of trade and notes receivable is as follows:

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010

Within 1 year	5,383,058	3,148,858	3,379,959	2,288,302
Between 1 and 2 years	180,604	33,477	58,535	73,874
Between 2 and 3 years	26,537	54,716	70,721	130,734
Over 3 years	412,923	433,988	559,754	476,659

	6,003,122	3,671,039	4,068,969	2,969,569

The credit quality of trade and notes receivable that are neither past due nor impaired is assessed by reference to the counterparty's default history. As of December 31, 2011, there is no history of default for these customers above.

Trade and notes receivable that are past due less than one year are not considered impaired. As of December 31, 2011, trade and notes receivable of RMB117 million (2010: RMB103 million) of the Group and RMB306 million (2010: RMB284 million) of the Company were past due but not impaired. These receivables relate to a number of individual customers for whom there is no recent history of default. The ageing analysis of these trade and notes receivable is as follows:

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010

Within 1 year	41,437	13,610	8,086	9,676
Between 1 and 2 years	36,124	33,117	34,441	73,611
Between 2 and 3 years	14,739	41,290	67,431	118,150
Over 3 years	24,570	15,214	196,538	83,061

	116,870	103,231	306,496	284,498

As of December 31, 2011, trade and notes receivable of RMB400 million (2010: RMB432 million) of the Group and RMB367 million (2010: RMB406 million) of the Company were substantially impaired and a provision of RMB371 million (2010: RMB401 million) and RMB341 million (2010: RMB380 million) was made, respectively. The individually impaired receivables mainly relate to customers which are in unexpected difficult economic situations. However, it was assessed that a small portion of the receivables is expected to be recovered. The ageing analysis of these receivables is as follows:

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010

Between 2 and 3 years	11,798	13,426	3,290	12,584
Over 3 years	388,353	418,774	363,216	393,598

	400,151	432,200	366,506	406,182

Movements on the provision for impairment of trade and notes receivable are as follows:

Group	Company

	2011	2010	2011	2010

As of January 1,	401,066	423,362	379,537	403,065
Provision for impairment	8,966	4,000	90	2,686
Written off	(472)	(25,680)	(471)	(25,680)
Reversal	(38,203)	(616)	(38,204)	(534)

As of December 31,	371,357	401,066	340,952	379,537

17.	Other current assets

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010

Advances and deposits paid to suppliers	258,836	328,864	10,425	58,788
Advances to employees	43,663	35,179	17,655	20,954
Value-added tax recoverable	2,021,201	1,769,908	770,755	408,667
Receivable of value-added tax refund	20,310	141,511	-	-
Dividends receivable	-	-	127,374	141,651
Receivables from sales
of non-core businesses	125,340	134,334	90,551	89,575
Deposits for investments
projects (Note)	190,372	854,809	68,757	854,809
Entrusted loans and loans receivables	650,694	282,437	1,263,087	656,809
Amounts due from subsidiaries	-	-	1,542,443	2,822,782
Others	169,153	170,748	139,853	138,310

	3,479,569	3,717,790	4,030,900	5,192,345

Less: provision for impairment
of other receivables	(182,286)	(186,553)	(320,598)	(175,250)

	3,297,283	3,531,237	3,710,302	5,017,095
Prepaid income tax	306,292	304,239	211,183	216,978
Prepayments to suppliers
for purchases	4,062,410	2,304,493	1,151,346	537,588

Total other current assets	7,665,985	6,139,969	5,072,831	5,771,661

Note:

As of December 31, 2011, deposits for investments projects mainly represent deposits paid for the proposed acquisition of certain business and assets related to coal and bauxite mines.

As of December 31, 2011, except for other current assets of the Group amounting to RMB71 million (2010: RMB0.04 million), RMB0.6 million (2010: RMB3 million) and RMB0.2 million (2010: RMB7 million) were denominated in USD, HKD and AUD respectively, all other current assets were denominated in RMB. And except for other current assets of the Company amounting to RMB13 million (2010: RMB23 million) and RMB148 million (2010:RMB210 million) were denominated in HKD and AUD respectively, all other current assets were denominated in RMB.

As of December 31, 2011, the ageing analysis of other current assets is as follows:

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010

Within 1 year	3,138,246	3,380,547	2,677,948	3,212,560
Between 1 and 2 years	39,939	114,525	418,859	1, 655,899
Between 2 and 3 years	93,576	9,871	614,884	14,332
Over 3 years	207,808	212,847	319,209	309,554

	3,479,569	3,717,790	4,030,900	5,192,345

The credit quality of other receivables that are neither past due nor impaired is assessed by reference to the counterparty's default history.

Other receivables that are past due less than one year are generally not considered impaired. As of December 31, 2011, other receivables of RMB43 million (2010: RMB46 million) of the Group and RMB30 million (2010: RMB152 million) of the Company were past due but not impaired. The credit terms of these receivables were repayment on demand. The ageing analysis of these other receivables is as follows:

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010

Within 1 year	5,714	4,642	3,592	1,390
Between 1 and 2 years	8,670	9,456	5,000	6,194
Between 2 and 3 years	5,801	9,410	1,811	14,279
Over 3 years	22,690	22,157	19,837	130,198

	42,875	45,665	30,240	152,061

As of December 31, 2011, other receivables of RMB185 million (2010: RMB191 million) of the Group and RMB323 million (2010: RMB179 million) of the Company were impaired and a provision of RMB182 million (2010: RMB187 million) and RMB321 million (2010: RMB175 million) was made, respectively. It was assessed that a portion of the receivables is expected to be recovered. The ageing analysis of these receivables is as follows:

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010

Between 2 and 3 years	17	59	24,065	53
Over 3 years	185,118	190,690	299,372	179,356

	185,135	190,749	323,437	179,409

Movements on the provision for impairment of other receivables are as follows:

Group	Company

	2011	2010	2011	2010

As of January 1	186,553	221,332	175,250	211,915
Exchange loss	-	-	(16,880)	-
Provision for impairment	1,536	28,206	168,007	26,320
Written off	-	(60,400)	-	(60,400)
Reversal	(5,803)	(2,585)	(5,779)	(2,585)

As of December 31	182,286	186,553	320,598	175,250

18.	Bank balance and cash

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010

Restricted cash	1,013,435	462,935	75,063	57,121
Time deposits	40,000	50,000	-	-

Restricted cash and time deposits	1,053,435	512,935	75,063	57,121

Cash and cash equivalents	10,591,306	8,982,710	4,006,936	5,343,707

	11,644,741	9,495,645	4,081,999	5,400,828

As of December 31, 2011, restricted cash mainly represented deposits held for use in environmental restoration or issued letters of credit and notes payable (Note 24).

As of December 31, 2011, the annual effective interest rate of the above time deposits was 1.58% (2010: 2.75%) with average maturity of one year (2010: one year).

As of December 31, 2011, bank balances and cash on hand of the Group and of the Company were denominated in the following currencies.

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010

RMB	11,316,826	9,054,616	4,081,999	5,400,828
USD	296,886	303,253	-	-
HKD	18,250	31,131	-	-
EUR	6,383	3,003	-	-
AUD	6,396	103,642	-	-

	11,644,741	9,495,645	4,081,999	5,400,828

19.	Share capital

Group and Company

	December 31,	December 31,
	2011	2010

A shares	9,580,522	9,580,522
H shares	3,943,966	3,943,966

	13,524,488	13,524,488

As of December 31, 2011 and 2010, all issued shares are registered and fully paid. Both A shares and H shares rank pari passu to each other.

On January 4, 2011, the Trading Moratorium of 5,649,217,045 A shares was uplifted and as of December 31, 2011, all shares of the Company were listed tradable shares.

20.	Reserves

Company

		Other	Statutory
	Share	capital	surplus	Special	Retained
	premium	reserves	reserve	reserve	earnings	Total
		(Note (i))	(Note (ii))	(Note (iii))

As of January 1, 2010	14,390,784	400,224	5,799,232	26,290	17,206,139	37,822,669
Profit for the year	-	-	-	-	440,103	440,103
Appropriation of surplus reserve	-	-	68,325	-	(68,325)	-
Other appropriation	-	-	-	3,294	-	3,294
Release of deferred government
subsidies (Note 22(ii))	-	78,401	-	-	-	78,401

As of December 31, 2010	14,390,784	478,625	5,867,557	29,584	17,577,917	38,344,467
Loss for the year	-	-	-	-	(475,523)	(475,523)
Dividend related to 2010	-	-	-	-	(153,852)	(153,852)
Other appropriation	-	-	-	12,651	-	12,651
Release of deferred government
subsidies (Note 22(ii))	-	42,960	-	-	-	42,960

As of December 31,2011	14,390,784	521,585	5,867,557	42,235	16,948,542	37,770,703

Notes:

(i)	Other capital reserves

Other capital reserves mainly represent national debt fund reserve and other government subsidies granted to certain branches and subsidiaries of the Company by the Ministry of Finance of the PRC ("MOF") to support various qualified technical projects of the Group (Note 22(ii)). Pursuant to the relevant MOF documents, these funds were accounted for as a capital injection into the Company after all necessary share increase conditions are satisfied. These funds are mainly regarded as capital reserve before the relevant share increase conditions are met.

(ii)	Statutory surplus reserve

Pursuant to the Company Law of the PRC, articles of association and board resolutions of the Company, the Company provides 10% from its net profit for the year determined in accordance with China Accounting Standards for the statutory surplus reserve until the balance of this reserve reaches 50% of the paid-up share capital. Statutory surplus reserve can be used to reduce any losses incurred or to increase share capital of the Company. Statutory surplus reserve balance should not fall below 25% of the registered capital after any such shares issuance.

(iii)	Special reserve

Special reserve mainly represents funds set aside for the purpose of certain safety production activities. Pursuant to certain regulations issued by the State Administration of Work Safety of the PRC and other relevant regulatory bodies, the Group is required to set aside funds mainly for mining of bauxite and coal, coal gas production and construction service activities at prescribed rates. These funds can be used for maintenance and/or improvements of safety of these activities, and is not available for distribution to shareholders.

21.	Borrowings

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010

Long-term borrowings
Bank and other loans (Note (a))
- Secured (Note 25)	447,163	705,405	-	-
- Guaranteed (Note (e))	3,723,744	2,883,313	31,600	36,200
- Unsecured	19,259,546	20,483,474	10,833,276	11,578,052

	23,430,453	24,072,192	10,864,876	11,614,252

Medium-term notes and
long-term bonds (Note (b))
- Guaranteed (Note (e))	1,987,107	1,986,133	1,987,107	1,986,133
- Unsecured	14,715,440	11,923,820	13,919,746	11,923,820

	16,702,547	13,909,953	15,906,853	13,909,953

Total long-term borrowings	40,133,000	37,982,145	26,771,729	25,524,205

Current portion of
long-term borrowings	(4,164,474)	(10,258,278)	(813,375)	(7,747,725)

Non-current portion of
long term- borrowings	35,968,526	27,723,867	25,958,354	17,776,480

Estimated fair value of total
long-term borrowings	39,884,181	37,886,755	26,468,860	25,423,944

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010

Short-term borrowings
Bank and other loans (Note (c))
- Secured (Note 25)	613,000	215,000	-	-
- Guaranteed (Note (e))	1,645,045	1,225,000	-	-
- Unsecured	30,064,749	19,149,680	14,960,000	7,000,000

	32,322,794	20,589,680	14,960,000	7,000,000

Short-term bonds, unsecured (Note (d))	10,250,577	10,871,911	10,250,577	10,171,911

Current portion of
long-term borrowings	4,164,474	10,258,278	813,375	7,747,725

Total short-term borrowings and
current portion of
long-term borrowings	46,737,845	41,719,869	26,023,952	24,919,636

As of December 31, 2011, except for borrowings of the Group amounting to RMB47 million (2010: RMB50 million), RMB6 million (2010: nil) and RMB2,628 million (2010: RMB938 million) were denominated in JPY, EUR and USD respectively, all other borrowings were denominated in RMB. All borrowings of the Company were denominated in RMB (2010: all).

Notes:

(a)	Long-term bank and other loans

(i)	The maturity of long-term bank and other loans of the Group are set out below:

Bank and other financial
institution loans	Other loans

	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010

Within 1 year	4,152,354	5,252,402	12,120	12,126
Between 1 and 2 years	6,276,588	3,612,382	12,230	12,126
Between 2 and 5 years	11,604,870	11,420,768	36,692	36,377
Over 5 years	1,296,000	3,673,783	39,599	52,228

	23,329,812	23,959,335	100,641	112,857

Wholly repayable
within 5 years	19,951,812	19,788,446	21,877	-

(ii)	The maturity of long-term bank and other loans of the Company are set out below:

Bank and other financial
institution loans	Other loans

	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010

Within 1 year	804,400	2,745,000	8,975	8,975
Between 1 and 2 years	3,309,000	737,500	8,975	8,975
Between 2 and 5 years	5,606,000	6,762,300	26,926	26,926
Over 5 years	1,092,000	1,307,000	8,600	17,576

	10,811,400	11,551,800	53,476	62,452

Wholly repayable
within 5 years	9,497,400	9,935,000	21,877	-

(iii)	Other loans were provided by local bureaus of MOF to the Group.

(iv)	The weighted average annual interest rates of long-term bank and other loans for the year ended December 31, 2011 and 2010 are 5.62% and 5.25%, respectively.

(b)	Medium-term notes and long-term bonds

As of December 31, 2011, outstanding long-term bonds and medium-term notes are summarized as follows:

	Face value	Effective	December 31,	December 31,
	/maturity	interest rate	2011	2010

2007 long-term bonds	2,000,000/2017	4.64%	1,987,107	1,986,133
2008 medium-term notes	5,000,000/2011	5.62%	-	4,993,750
2008 medium-term notes	5,000,000/2013	4.92%	4,970,489	4,957,500
2010 medium-term notes	1,000,000/2015	4.34%	989,079	986,381
2010 medium-term notes	1,000,000/2015	4.20%	988,900	986,189
2011 medium-term notes
(Note)	5,000,000/2016	6.03%	4,979,707	-
2011 Jiaozuo
medium-term bonds	800,000/2016	6.85%	795,694	-
2011 medium-term bonds	2,000,000/2014	6.36%	1,991,571	-

			16,702,547	13,909,953

Note:

The medium-term bonds were issued at fixed annual coupon rate of 5.86% with a five year term. Pursuant to the terms of the bonds, the holders of the bonds have an option to negotiate and adjust the fixed coupon rate according to market conditions or to request repayment of some or all outstanding balances at the end of the third anniversary.

Long-term bonds and medium-term notes were issued for capital expenditure purposes and operating cash flows and bank loans re-financing, respectively.

(c)	Short-term bank and other loans

Other loans were entrusted loans provided by state-owned companies to the Group.

The weighted average annual interest rates of short-term bank and other loans for the year ended December 31, 2011 and 2010 are 5.59% and 4.55%, respectively.

(d)	Short-term bonds

As of December 31, 2011, outstanding short-term bonds are summarized as follows:

	Face value	Effective	December 31,	December 31,
	/maturity	interest rate	2011	2010

2010 short-term bonds	5,000,000/2011	3.04%	-	5,101,634
2010 short-term bonds	5,000,000/2011	3.17%	-	5,070,277
2010 short-term bonds	300,000/2011	3.70%	-	300,000
2010 short-term bonds	400,000/2011	3.82%	-	400,000
2011 short-term bonds	5,000,000/2012	4.63%	5,137,435	-
2011 short-term bonds	5,000,000/2012	5.36%	5,113,142	-

			10,250,577	10,871,911

All the above short-term bonds were issued for working capital.

(e)	Guaranteed long-term and short-term bank and other loans

Details of long-term and short-term bank and other loans in which the Group received guarantees are set out as follows:

Group	Company

	December 31,	December 31,	December 31,	December 31,
Guarantors	2011	2010	2011	2010

Long-term bonds
Bank of Communications
()	1,987,107	1,986,133	1,987,107	1,986,133

Long-term loans
Chinalco	1,419,038	1,581,301	-	-
Luoyang Economic Investment Co., Ltd.
() (Note (ii))	90,241	98,832	-	-
Lanzhou Aluminum Factory
() (Note (i))	31,600	36,200	31,600	36,200
Yichuan Power Industrial Group Company
() (Note (ii))	41,822	58,595	-	-
Luoyang Longquan Aluminum
Products Co., Ltd.
() (Note (ii))	-	51,300	-	-
China Nonferrous Metals Processing
Technology Co.,Ltd.
() (Note (iii))	26,469	37,085	-	-
The Company	2,114,574	1,020,000	-	-

	3,723,744	2,883,313	31,600	36,200

Short-term loans
Chinalco	1,330,000	1,225,000	-	-
The Company	315,045	-	-	-

The English names represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

Notes:

(i)	Guarantor is a subsidiary of Chinalco and a shareholder of the Company.

(ii)	Guarantors are non-controlling shareholders of a subsidiary of the Company.

(iii)	Guarantor is a subsidiary of Chinalco.

22.	Other non-current liabilities

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010

Obligations in relation to early
retirement schemes (Note (i))	131,540	208,378	104,626	171,314
Deferred government grants	345,689	125,710	241,552	52,416
Deferred government subsidies
(Note (ii))	148,532	293,972	139,530	181,520
Others	20,330	49,710	20,331	49,710

	646,091	677,770	506,039	454,960

Notes:

(i)	Obligations in relation to early retirement schemes

During the years ended December 31, 2010 and 2009, certain subsidiaries and branches implemented certain early retirement benefit schemes which allow qualified employees to early retire on a voluntary basis. As of December 31, 2011, included in 'other non-current liabilities' were obligations in relation to retirement benefits under the Group's early retirement schemes as follows:

Group	Company

	2011	2010	2011	2010

As of January 1,	292,862	303,205	247,209	250,758
Provision made during the year
(Note 30)	2,772	69,072	59	63,843
Interest costs	4,049	5,778	2,604	2,267
Utilization during the year	(98,499)	(85,193)	(82,648)	(69,659)

As of December 31,	201,184	292,862	167,224	247,209

Non-current	131,540	208,378	104,626	171,314
Current (Note 23)	69,644	84,484	62,598	75,895

	201,184	292,862	167,224	247,209

(ii)

Deferred government subsidies represent certain national debt fund reserve and other subsidies granted by governmental units to support various qualified technical projects of the Group. These subsidies are deferred at the time they were received and are released when certain pre-determined conditions are met (Note 20(i)).

23.	Other payables and accrued expenses

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010

Payable for capital expenditures	3,989,663	4,201,502	2,538,627	2,577,742
Sales and other deposits
from customers	1,249,198	1,215,080	332,985	336,815
Accrued interest	363,995	359,990	288,625	307,477
Taxes other than income
taxes payable (Note)	321,311	391,074	179,563	268,303
Accrued payroll and bonus	206,886	353,292	141,758	220,371
Payables withheld as guarantees
and deposits	191,925	177,568	74,580	112,827
Staff welfare payables	161,905	159,579	90,380	90,075
Dividends payable	89,717	89,272	-	-
Current portion of obligation
in relation to early
retirement schemes (Note 22)	69,644	84,484	62,598	75,895
Consideration payable for acquisition
of non-controlling
interest / businesses	50,582	5,740	50,582	5,740
Contribution payable for
retirement benefits	28,315	38,640	8,241	9,697
Others	445,184	456,848	232,124	244,815

	7,168,325	7,533,069	4,000,063	4,249,757

Note:

Taxes other than income taxes payable mainly comprise accruals for value-added tax, resource tax, city construction tax and education surcharge

As of December 31, 2011, except for other payables and accrued expenses of the Group amounting to RMB0 million (2010: RMB2 million), RMB0.2 million (2010: RMB1 million) , RMB3 million (2010: nil) and RMB1 million (2010: RMB7 million) which were denominated in HKD, EUR, USD and AUD respectively, all other payables and accrued expenses were denominated in RMB.

As of December 31, 2011, all other payables and accrued expense of the Company were denominated in RMB (2010: all).

24.	Trade and notes payable

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010

Trade payables	6,511,435	4,339,300	2,815,546	2,388,614
Notes payable	1,889,875	2,037,042	-	33,490

	8,401,310	6,376,342	2,815,546	2,422,104

As of December 31, 2011, except for trade and notes payable of the Group amounting to RMB16 million (2010: RMB41 million) and RMB2 million (2010: RMB1 million) were denominated in USD and EUR respectively, all other trade and notes payable were denominated in RMB. All trade and notes payable of the Company were denominated in RMB (2010: all).

As of December 31, 2011, the ageing analysis of trade and notes payable is as follows:

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010

Within 1 year	7,900,950	6,152,987	2,744,189	2,364,729
Between 1 and 2 years	342,504	68,421	31,811	21,160
Between 2 and 3 years	35,426	117,265	10,796	17,503
Over 3 years	122,430	37,669	28,750	18,712

	8,401,310	6,376,342	2,815,546	2,422,104

25.	Pledge of assets

The Group has pledged various assets as collateral against certain secured borrowings as set out in Note 21. As of December 31, 2011, a summary of these pledged assets is as follows:

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010

Property, plant and equipment	1,307,190	1,116,883	-	-
Land use rights	123,270	126,153	-	-
Inventories	555,715	45,000	-	-
Trade and notes receivable	-	55,000	-	-

	1,986,175	1,343,036	-	-

26.	Cost of sales

For the year ended December 31,

	2011	2010

Purchase of inventories in relation to trading activities	63,216,474	50,843,072
Raw materials and consumables used	39,424,443	27,042,797
Changes in inventories of finished goods and
work in progress (Note 15)	(2,866,608)	502,066
Power and utilities	22,018,365	19,622,054
Depreciation of property, plant and equipment (Note 7)	5,202,402	6,014,643
Employee benefit expenses	5,194,556	4,852,699
Repair and maintenance	690,007	607,059
Amortization of intangible assets (Note 6)	65,189	52,584
Others	5,166,539	3,812,967

	138,111,367	113,349,941

27.	Operating expenses

(a)	Selling and distribution expenses

For the year ended December 31,

	2011	2010

Transportation and loading expenses	1,075,730	1,090,831
Packaging expenses	213,311	180,523
Port expenses	60,369	59,429
Employee benefit expenses	50,259	37,799
Sales commissions and other handling fees	16,015	12,990
Warehouse and other storage fees	28,532	30,119
Marketing and advertising expenses	15,519	14,818
Depreciation of non-production property,
plant and equipment (Note 7)	20,453	9,337
Others	142,600	137,455

	1,622,788	1,573,301

(b)	General and administrative expenses

For the year ended December 31,

	2011	2010

Employee benefit expenses	815,000	840,371
Taxes other than income tax expense (Note)	665,317	614,704
Depreciation of non-production property
plant and equipment (Note 7)	156,190	207,075
Amortization of land use rights and
leasehold land (Note 8)	65,847	58,745
Amortization of intangible assets (Note 6)	12,362	14,993
Operating lease rental expenses	137,394	106,098
Traveling and entertainment	201,231	141,472
Utilities and office supplies	90,496	82,737
Pollutants discharge fees	38,261	33,985
Repairs and maintenance	62,739	43,911
Insurance expense	75,901	79,513
Auditors' remuneration	24,245	25,698
Legal and other professional fees	49,360	23,370
Others	385,086	351,068

	2,779,429	2,623,740

Note:	Taxes other than income tax expense mainly comprise land use tax, property tax and stamp duty.

28.	Other income and other gains, net

(a)	Other income

For the year ended December 31, 2011, other income represented government grants amounting to RMB186 million (2010: RMB329 million).

(b)	Other gains, net

For the year ended December 31,

	2011	2010

Realized gain on future, forward and
option contracts, net (Note)	493,325	248,799
Unrealized gain on future, forward and
option contracts, net (Note)	3,531	56,440
Gain on disposal of property
plant and equipment, net	12,021	29,324
Gain on disposal of available-for-sale investments	256	156,066
Others	28,900	395

	538,033	491,024

Note:	None of these future, forward and option contracts are designated for hedge accounting.

29.	Finance costs, net

For the year ended December 31,

	2011	2010

Finance income-interest income from banks	(138,778)	(91,109)

Interest expense	4,187,646	3,220,987
Less: Amounts capitalized in property,
plant and equipments (Note 7)	(730,642)	(645,326)

Interest expense, net of capitalized interest	3,457,004	2,575,661

Exchange (gains)/losses, net	(24,652)	10,632

Finance cost	3,432,352	2,586,293

Finance cost, net	3,293,574	2,495,184

Capitalization rate during the year (Note 7)	4.16% to 6.02%	4.10% to 5.15%

30.	Employee benefit expenses

For the year ended December 31,

	2011	2010

Salaries and bonus	4,365,646	4,231,627
Housing fund	398,393	339,615
Staff welfare and other expenses (Note)	834,943	747,314
Employment expense in relation to early retirement
schemes (Note 22)	2,772	69,072
Retirement benefit costs-defined
contribution schemes	765,645	695,866

	6,367,399	6,083,494

Note:

Staff welfare and other expenses include staff welfare, staff union expenses, staff education expenses and unemployment insurance expenses, etc.

Employee benefit expenses include remuneration payables to directors, supervisors and senior management as set out in Note 31.

31.	Directors', supervisors and senior management's remuneration

(a)	Directors' and supervisors' remuneration

The aggregate amounts of remuneration payables to directors and supervisors of the Company during the year are as follows:

For the year ended December 31,

	2011	2010

Fees	741	870
Basic salaries, housing fund,
other allowances and benefits in kind	2,571	2,099
Discretionary bonus	1,137	929
Retirement benefit costs-defined
contribution schemes	150	113

	4,599	4,011

The remuneration of each director and supervisor of the Company for the year ended December 31, 2011 is set out below:

Name of directors			Discretionary
and supervisors	Fees	Salary	bonus	Pension	Total

Directors:
Xiong Weiping	-	626	298	30	954
Luo Jianchuan	-	551	261	30	842
Liu Caiming	-	516	267	30	813
Liu Xiangmin	-	495	220	30	745
Shi Chungui	150	-	-	-	150
Lv Youqing	-	-	-	-	-
Zhang Zhuoyuan	197	-	-	-	197
Zhu Demiao	197	-	-	-	197
Wang Mengkui	197	-	-	-	197

	741	2,188	1,046	120	4,095

Supervisors:
Ao Hong	-	-	-	-	-
Yuan Li	-	383	91	30	504
Zhang Zhankui	-	-	-	-	-

	-	383	91	30	504

Total	741	2,571	1,137	150	4,599

The remuneration of each director and supervisor of the Company for the year ended December 31, 2010 is set out below:

Name of directors and			Discretionary
supervisors	Fees	Salary	bonus	Pension	Total

Directors:
Xiong Weiping	-	648	328	29	1,005
Luo Jianchuan	-	556	285	29	870
Chen Jihua
(resigned on October 28, 2010)	-	428	151	26	605
Liu Xiangmin	-	467	165	29	661
Shi Chungui	150	-	-	-	150
Lv Youqing
(appointed on June 22, 2010)	-	-	-	-	-
Kang Yi
(resigned on June 22,2010)	99	-	-	-	99
Zhang Zhuoyuan	207	-	-	-	207
Zhu Demiao	207	-	-	-	207
Wang Mengkui	207	-	-	-	207

	870	2,099	929	113	4,011

Supervisors:
Ao Hong	-	-	-	-	-
Yuan Li	-	-	-	-	-
Zhang Zhankui	-	-	-	-	-

	-	-	-	-	-

Total	870	2,099	929	113	4,011

The remuneration of the directors and supervisors of the Company fell within the following bands:

Number of individuals

	2011	2010

nil to 1,000	12	12
1,000 to 1,500	-	1

During the year, no options were granted to the directors or the supervisors of the Company (2010: nil).

During the year, no emoluments were paid to the directors or the supervisors of the Company (including the five highest paid employees) as an inducement to join or upon joining the Company or as compensation for loss of office (2010: nil).

No directors or supervisors of the Company waived any remuneration during the respective years.

(b)	Five highest paid individuals

During the year ended December 31, 2011, the five highest paid individuals of the Group include 4 (2010: 3) directors whose remunerations are reflected in the analysis presented above. The remuneration payable to the remaining 1 (2010: 2) individuals during the year is as follows:

For the year ended December 31,

	2011	2010

Basic salaries, housing fund, other allowances
and benefits in kind	465	935
Discretionary bonus	154	330
Retirement benefit costs-defined contribution plans	30	52

	649	1,317

32.	Income tax expense

For the year ended December 31,

	2011	2010

Current income tax expense:
- PRC enterprise income tax	230,415	319,479

Deferred income tax (benefit)/expense (Note 12)	(102,923)	91,737

	127,492	411,216

The current PRC enterprise income tax of the Group has been provided at the applicable corporate income tax rate of 25% (2010: 25%) on the estimated assessable profit for the year. Certain branches and subsidiaries of the Company located in western regions of the PRC are granted tax concessions including preferential tax rates of 15% (2010: 15%).

In addition, in accordance with the relevant tax rules, the Company and its branches are subject to the applicable effective tax rate, which changes depending on the profitability and tax rate applicable to each branch and the Company, on a combine basis. For the year ended December 31, 2011, the effective tax rate applicable to the Company and its branches on a combine basis is 22.58% (2010: 22.14%).

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profit of the consolidated entities as follows:

For the year ended December 31,

	2011	2010

Profit before income tax	817,996	1,380,354

Tax expense calculated at standard
income tax rate of 25% (2010: 25%)	204,499	345,089
Tax effects of:
Preferential income tax rates applicable
to certain branches and subsidiaries	(2,449)	(37,288)
Impact of change in income tax rate	(115,496)	54,252
Tax losses for which no deferred
income tax assets were recognized (Note 12)	107,802	110,015
Deductible temporary differences for which no
deferred income tax assets were recognized (Note 12)	44,640	62,017
Utilization of previously unrecognized
tax losses and expenses	(8,493)	(48,606)
Tax credit for purchases of qualified equipment (Note 12)	(6,799)	-
Tax incentive in relation to deduction limits
of certain expenses	(12,459)	(13,267)
Income not subject to tax	(131,484)	(147,484)
Expenses not deductible for tax purposes	47,731	86,488

Income tax expense	127,492	411,216

Weighted average effective tax rate	15.59%	29.79%

The decrease in the weighted average effective rate is mainly due to fluctuation in profitability of certain subsidiaries and branches and increase in deferred tax assets due to change in tax rate of expiration of preferential tax rate period for certain branches.

Share of income tax expense of associates and jointly controlled entities of RMB143 million (2010: RMB77 million) and RMB35 million (2010: RMB23 million) were included in 'share of profit of associates' and 'share of profit of jointly controlled entities', respectively.

33.	Earnings per share

(a)	Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of shares in issue during the year.

For the year ended December 31,

	2011	2010

Profit attributable to equity holders
of the Company (RMB)	237,974,000	778,008,000

Weighted average number of
ordinary shares in issue	13,524,487,892	13,524,487,892

Basic earnings per share (RMB)	0.02	0.06

(b)	Diluted

Diluted earnings per share for the years ended December 31, 2011 and 2010 are the same as the basic earnings per share as there are no dilutive potential shares.

34.	Dividends

According to the articles of association of the Company, the Company considers the maximum limit of profit appropriation to its shareholders is the lower of:

(i)	the sum of current period net profit and opening retained earnings in accordance with IFRS,

(ii)	the sum of current period net profit and opening retained earnings in accordance with China Accounting Standards, and

(iii)	amount limited by the Company Law of the PRC.

The dividends paid in 2011 were RMB154 million (RMB0.0114 per share) (2010: nil).

The Board does not recommend any payment of final dividend for the year ended December 31, 2011 (2010: RMB154 million).

35.	Cash flows generated from operating activities

For the year ended December 31,

	Note	2011	2010

Cash flows generated from operating activities

Profit before income tax		817,996	1,380,354
Share of profits of jointly controlled entities	10(a)	(122,262)	(233,784)
Share of profits of associates	10(b)	(402,701)	(240,028)
Depreciation of property,
plant and equipment	7	5,657,157	5,889,393
Gain on disposal of property,
plant and equipment	28(b)	(12,021)	(29,324)
Gain on disposals of
available-for-sale investments	28(b)	(256)	(156,066)
Impairment loss on property,
plant and equipment	7	279,750	701,781
Amortization of intangible assets	6	77,551	67,577
Amortization of prepaid land use rights	8	65,847	58,745
Amortization of prepaid expenses		59,604	68,385
Realized and unrealized gain on futures
and option contracts	28(b)	(496,856)	(305,239)
Interest income		(5,611)	(4,879)
Interest expense		3,432,352	2,586,293
Others		(24,539)	(19,967)

		9,326,011	9,763,241

For the year ended December 31,

	Note	2011	2010

Changes in working capital:
Increase in inventories		(2,353,204)	(1,356,821)
Increase in trade and notes receivable		(3,474,223)	(237,764)
Increase in other current assets		(2,089,769)	(515,519)
Increase in restricted cash	18	(550,500)	(97,526)
Decrease in other non-current assets		161,584	72,809
Increase in trade and notes payable		2,024,968	53,100
Decrease in other payables and accrued expenses		(18,405)	(252,088)
Decrease in other non-current liabilities		(259,168)	(25,102)

Cash generated from operating activities		2,767,294	7,404,330

PRC enterprise income taxes paid		(277,538)	(300,471)

Net cash generated from operating activities		2,489,756	7,103,859

36.	Significant related party balances and transactions

The Company is controlled by Chinalco, the parent company and a state-owned enterprise established in the PRC. Chinalco itself is controlled by the PRC government, which also owns a significant portion of the productive assets in the PRC. In accordance with IAS 24 (revised), "Related Party Disclosures", government-related entities and their subsidiaries, directly or indirectly controlled, jointly controlled or significantly influenced by the PRC government are defined as related parties of the Group. On that basis, related parties include Chinalco and its subsidiaries (other than the Group), other government-related entities and their subsidiaries ("other state-owned enterprises"), other entities and corporations in which the Company is able to control or exercise significant influence and key management personnel of the Company and Chinalco as well as their close family members.

For the purposes of the related party transaction disclosures, the directors of the Company believe that meaningful information in respect of related party transactions has been adequately disclosed.

In addition to the related party information and transactions disclosed elsewhere in the consolidated financial statements, the following is a summary of significant related party transactions entered in the ordinary course of business between the Group and its related parties during the year.

(a)	Significant related party transactions

For the year ended December 31,

	Note	2011	2010

Sales of goods and services rendered:

Sales of materials and finished goods to:	(i)
Chinalco and its subsidiaries		5,607,258	6,069,774
Associates of Chinalco		11,024	31,869
Jointly controlled entities		7,596	-
Associates		5,983	-
Non-controlling shareholder
of a subsidiary and its subsidiaries		4,835,662	4,452,683

		10,467,523	10,554,326

Provision of utility services to:	(ii)
Chinalco and its subsidiaries		334,370	332,701
Associates of Chinalco		13,547	8,156
Non-controlling shareholder
of a subsidiary and its subsidiaries		453	-

		348,370	340,857

Provision of products processing service
to non-controlling shareholder
of a subsidiary		13,969	-

For the year ended December 31,

	Note	2011	2010

Purchase of goods and services:

Purchase of engineering, construction
and supervisory services from:	(iii)
Chinalco and its subsidiaries		3,259,624	3,503,363
Non-controlling shareholder
of a subsidiary and its subsidiaries		22,681	5,894

		3,282,305	3,509,257

Purchases of key and auxiliary materials
and finished goods from:	(iv)
Chinalco and its subsidiaries		1,644,429	4,232,369
Associates of Chinalco		140,624	323,835
Jointly controlled entities		1,499,136	1,321,202
Associates		39	1,458
Non-controlling shareholder
of a subsidiary and its subsidiaries		2,195,191	2,483,173

		5,479,419	8,362,037

For the year ended December 31,

	Note	2011	2010

Purchase of goods and services: (Continued)

Provision of social services and
logistics services by:	(v)
Chinalco and its subsidiaries		281,956	264,049
Non-controlling shareholder
of a subsidiary and its subsidiaries		624	475

		282,580	264,524

Provision of utilities services by:	(ii)
Chinalco and its subsidiaries		123,243	163,708
Associates of Chinalco		6,869	7,663
Non-controlling shareholder
of a subsidiary and its subsidiaries		145,778	100,952

		275,890	272,323

Provision of products processing service
by Chinalco and its subsidiaries	(i)	213,553	137,601

Rental expenses for land use rights
and buildings charged by Chinalco
and its subsidiaries	(vi)	665,105	643,432

For the year ended December 31,

	Note	2011	2010

Other significant related party transactions

Disposal of an available-for-sale
investments to Chinalco		-	164,697

Acquisition of non-controlling interest
from a fellow subsidiary (Note 9(ii))		160,271	-

Borrowing from a fellow subsidiary		500,000	-

Interest expense on borrowing from
a fellow subsidiary		4,009	-

Entrusted loan/shareholder's loan to:
A jointly controlled entity		605,041	-
A non-controlling shareholder
of a subsidiary		63,665	-

		668,706	-

Interest income on entrusted loan/
shareholder's loan to:
A jointly controlled entity		4,361	-
A non-controlling shareholder of a subsidiary		1,140	-

		5,501	-

During the year ended December 31, 2011, the Group's significant transactions with other state-owned enterprises (excluding Chinalco and its subsidiaries) are a large portion of its sales of goods and purchases of raw materials, electricity, property, plant and equipment and services. In addition, substantially all restricted cash, time deposits, cash and cash equivalents and borrowings as of December 31, 2011 and the relevant interest earned or paid during the year are transacted with banks and other financial institutions controlled by the PRC government.

All transactions with related parties are conducted or prices and terms mutually agreed by the parties involved, and determined based on the following:

(i)

Sales of materials and finished goods comprised sales of alumina, primary aluminum and scrap materials. Transactions entered are covered by general agreements on mutual provision of production supplies and ancillary services. The pricing policy is summarized below:

(1)	Adoption of the price prescribed by the PRC government ("Stated-prescribed price");

(2)	If there is no State-prescribed price then adoption of state-guidance price;

(3)	If there is neither State-prescribed price nor state-guidance price, then adoption of market price (being price charged to and from independent third parties); and

(4)	If none of the above is available, then adoption of a contractual price (being reasonable costs incurred in providing the relevant services plus not more than 5% of such costs).

(ii)	Utility services, including electricity, gas, heat and water, are supplied at Stated-prescribed price.

(iii)

Engineering, project construction and supervisory services were provided for construction projects of the Company. The state-guidance price or prevailing market price (including tender price where by way of tender) is adopted for pricing purposes.

(iv)	The pricing policy for purchases of key and auxiliary materials (including bauxite, limestone, carbon, cement, coal, etc.) is the same as that set out in (i) above.

(v)

Social services and logistics services provided by Chinalco Group cover public security, fire services, education and training, school and hospital services, cultural and physical education, newspaper and magazines, broadcasting and printing as well as property management, environmental and hygiene, greenery, nurseries and kindergartens, sanatoriums, canteens and offices, public transport and retirement management and other services. Provisions of these services are covered by the Comprehensive Social and Logistics Services Agreement. The pricing policy is the same as that set out in (i) above.

(vi)

Pursuant to the Land Use Rights Lease Agreements entered into between the Group and Chinalco Group, operating leases for industrial or commercial land are charged at market rent rate. The Group also entered into building rental agreement with Chinalco Group and pays rent based on market rate for its lease of buildings owned by Chinalco.

(vii)

Pursuant to Trademark License Agreement, the Company granted to Chinalco a non-exclusive right to use two trademarks for a period of ten years from July 1, 2001 to June 30, 2011 at zero cost. The Company will be responsible for the payment of a total annual fee of no more than RMB1,000 to maintain effective registration. The trademark License Agreement has already expired on June 30, 2011 and terminated naturally.

(b)	Balances with related parties

Other than those disclosed elsewhere in the consolidated financial statements, the outstanding balances with related entities at year end are as follows:

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010

Cash and cash equivalent
deposited with
A fellow subsidiary (Note (i))	260,940	-	50,094	-

Trade and notes receivable
Subsidiaries of the Company	-	-	1,093,731	1,015,859
Chinalco and its subsidiaries	506,775	397,098	320,152	301,217
Associates of Chinalco	656	683	656	656
Associates	3,900	-	3,900	-
Non-controlling shareholder
of a subsidiary and
its subsidiaries (Note (ii))	-	119,309	-	21,221

	511,331	517,090	1,418,439	1,338,953
Less: provision for impairment
of receivables	(112,461)	(150,261)	(112,461)	(150,261)

	398,870	366,829	1,305,978	1,188,692

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010

Other current assets
Subsidiaries of the Company	-	-	2,410,480	2,974,561
Chinalco and its subsidiaries	122,158	60,070	24,145	23,965
Associates of Chinalco	166	-	166	-
Associates	15,813	13,915	-	-
Jointly controlled entities	325,545	53,887	322,672	17,631
Non-controlling shareholder
of a subsidiary and
its subsidiaries (Note (ii))	-	10,070	-	-

	463,682	137,942	2,757,463	3,016,157
Less: provision for impairment
of receivables	(35,907)	(35,912)	(185,676)	(35,912)

	427,775	102,030	2,571,787	2,980,245

Other non-current assets
A jointly controlled entity	300,000	-	300,000	-

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010

Borrowings
A fellow subsidiary	500,000	-	500,000	-

Trade and notes payable
Subsidiaries of the Company	-	-	81,999	89,838
Chinalco and its subsidiaries	115,192	146,078	43,491	44,899
Associates of Chinalco	11	1,095	-	874
Associates	-	1,001	-	-
Jointly controlled entities	26,952	-	-	-
Non-controlling shareholder
of a subsidiary and
its subsidiaries (Note (ii))	-	3,655	-	177

	142,155	151,829	125,490	135,788

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010

Other payables and
accrued expense
Subsidiaries of the Company	-	-	124,681	250,396
Chinalco and its subsidiaries	1,913,309	2,337,462	1,096,399	1,179,959
Associates of Chinalco	5,746	756	496	473
Jointly controlled entity	332	332	332	332
Associates	4,449	2,400	-	2,100
Non-controlling shareholder
of a subsidiary and
its subsidiaries (Note (ii))	-	13,436	-	493

	1,923,836	2,354,386	1,221,908	1,433,753

Note:

(i)

In August 2011, the Company entered into an agreement with Chinalco Finance Company Limited ("Chinalco Finance") (), a wholly-owned subsidiary of Chinalco and a non-bank financial institution incorporated in the PRC, for which Chinalco Finance agreed to provide deposit services, credit services and other financial services to the Group ("Financial Service Agreement"). For the year ended December 31, 2011, service fees paid to Chinalco Finance under the Financial Service Agreement was not significant. As of December 31, 2011, the Group has deposits with Chinalco Finance amounting to RMB261 million.

(ii)

Xinan Aluminum (Group) Company Limited ("Xinan Aluminum") () was a non-controlling interest of a subsidiary of the Company prior to December 23, 2011. On December 30, 2011, Chinalco acquired 32.15% equity interest of Xinan Aluminum. Thereafter, Chinalco's effective equity interest in Xinan Aluminum increased from 17.81% to 49.96% and it exercises de-facto control over Xinan Aluminum. Accordingly, the balances with Xinan Aluminum as of December 31, 2011 were included in "Chinalco and its subsidiaries".

As of December 31, 2011, included in long-term borrowings and short-term borrowings and current portion of long-term borrowings are borrowings payable to other state-owned enterprises amounting to RMB21,669 million (2010: RMB20,148 million), RMB29,823 million (2010: RMB23,959 million) and RMB3,397 million (2010: RMB5,252 million), respectively.

The terms of all balances were in accordance with terms as set out in the respective agreements or as mutually agreed between the parties concerned.

(c)	Key management personnel compensation

For the year ended December 31,

	2011	2010

Fees	741	870
Basic salaries, housing fund, other allowances
and benefits in kind	4,093	3,476
Discretionary bonus	1,616	1,384
Pension costs-defined contribution schemes	250	192

	6,700	5,922

37.	Contingent liabilities

As of December 31, 2011 and 2010, the Group and the Company do not have significant contingent liabilities.

38.	Commitments

(a)	Capital commitments of property, plant and equipment

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010

Contracted but not provided for	6,450,714	4,611,998	2,618,123	3,100,290
Authorized but not contracted for	33,525,464	28,875,235	22,330,559	14,464,758

	39,976,178	33,487,233	24,948,682	17,565,048

(b)	Commitments under operating leases

Pursuant to non-cancelable lease agreements entered into by the Group and the Company, the future aggregate minimum lease payments as of December 31, 2011 are summarized as follows:

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010

Not later than one year	666,963	626,204	573,781	190,562
Later than one year and
not later than five years	2,655,916	2,484,490	2,293,827	729,116
Later than five years	18,905,447	19,052,618	17,315,067	4,964,211

	22,228,326	22,163,312	20,182,675	5,883,889

(c)	Other capital commitments

As of December 31, 2011, commitments to make capital contribution to the Group's subsidiaries, jointly controlled entities and associates as follows:

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010

Subsidiaries	-	-	1,048,697	133,807
Associates	69,613	128,000	48,000	128,000

	69,613	128,000	1,096,697	261,807

39.	Subsequent events

(a)

On February 9, 2012, the Company completed issuance medium-term notes with a total face value of RMB2 billion at par (face value of RMB100.00 per unit) with 3-year terms. The fixed annual coupon interest rate of these notes is 4.96%.

(b)

On March 8, 2012, the Board of Directors approved the Company's private placement of not more than 1.25 billion A shares to raise not more than RMB8 billion (the "A Share Placement").The target subscribers are institutional investors and general public investors. The A Share Placement is subject to approval by the equity holders of the Company and the relevant authorities in the PRC.

(c)

On July 29, 2010, the Company and Rio Tinto plc ("Rio Tinto"), a limited liability company incorporated in England, entered into a Joint Development Agreement for the development and operation of an open-pit iron ore mine located in Guinea, West Africa (the "Simandou Project"). Pursuant to the agreement, subject to the approval by the relevant Chinese government authorities, the Company agreed to acquire by stages up to 47% equity interests in a joint-venture company to be incorporated by Rio Tinto at a total consideration of USD1.35 billion (equivalent to approximately RMB8.51 billion). On November 28, 2011, the Company, through a wholly owned subsidiary, and four external investors entered into a framework agreement to jointly incorporate a joint-venture (the "Chinese Joint-venture") to jointly invest in the 47% interest in the Simandou Project. Pursuant to this framework agreement, the Company is responsible for a total capital contribution of USD880 million (equivalent to approximately RMB5,544 million) for 65% of this Chinese Joint-venture.

On March 13, 2012, the National Development and Reform Commission approved the investment of the Chinese consortium in the Simandou Project. Currently, this project is subject to the regulatory procedures of Ministry of Commerce and relevant administrations of foreign exchange in PRC.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary